Form 10KSB, Exhibit 13
period 2000-06-30
ALAMOGORDO FINANCIAL CORP
filed 2000-09-25
CIK 1100542

                                   EXHIBIT 13

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                                               Page
                                                                                               ----
Message to Shareholders                                                                         i

Selected Consolidated Financial and Other Data                                                  1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Independent Auditors' Report

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Supplementary Information

Common Stock Information

Corporate Information

Dear Shareholder:

         In terms of impact on the Company and its future, 1999 will be recorded second only to our founding year of 1934. In addition to successfully completing a stock offering, we are pleased with our financial results in our first year as a public company and the enhancement of our products and services.

         At year end, June 30, 2000, Alamogordo Financial Corporation's total assets were in excess of $148 million. Net income was up 22% to $829,000, and stockholders' equity totaled $25.8 million or 17.40% of assets. Our net income per share was $.67. Our goal remains to build shareholder value through capital management strategies.

         After 66 years in business as a mutual company, we completed our minority public offering in May, 2000. Common stock in our company, Alamogordo Financial Corporation, began trading on the OTC Bulletin Board under the symbol "ALMG". As a public company, Alamogordo Financial Corporation, will have greater access to capital for growth and profit opportunities.

         Alamogordo Federal Savings and Loan Association remains the driving force behind the Company. Dedicated to its principle of providing financing for homeowners, Alamogordo Federal originated mortgage loans totaling $13.9 million during the year. Consumer lending increased to $4.9 million and commercial lending totaled $1.4 million. Our financing of single family residences remains the mainstay of our loan portfolio with over $104 million in loans outstanding at fiscal year end. As evidenced by our extremely low delinquency rates, the portfolio of loans provides Alamo Fed with a very stable and consistent income stream.

         The Alamo Fed connection to the Internet became reality in May, 2000. Our non-transactional web-site can be accessed at www.AlamoFed.com and contains
                                                  ----------------
information about the Association, as well as current deposit and loan rates. The installation of our 5/th/ ATM at Gerald Champion Regional Medical Center was completed, and our branch operations at the Wal-Mart Supercenter continue to improve.

         We are grateful to all of our employees who worked so hard to complete our minority stock offering and who are dedicated to creating shareholder value. Most of them, like you, are shareholders. They are able to purchase stock through their 401(k) and receive shares through their Employee Stock Ownership Plan. As both employees and owners, they have a direct stake in our success. The quality of our products and services sets us apart from our competitors, and that quality arises from the talent and commitment of our employees.

         We also owe a debt of gratitude to an involved and committed Board of Directors and Executive Management team who provided valued advice and counsel as we navigated through the minority stock offering. With their continued support and guidance, we look forward to 2000 and beyond with great enthusiasm.

         We appreciate your investment in Alamogordo Financial Corporation. We are firmly committed to growing the business and achieving our long-term goals with building shareholder value. On behalf of all of the employee owners and directors of Alamogordo Financial Corporation, we appreciate your investment and will continue to build on the trust you have placed in us.

Alamogordo Financial Corporation

Miles Ledgerwood
President

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated historical financial and other data of Alamogordo Financial for the periods and at the dates indicated. The information is derived in part from, and should be read together with, the Consolidated Financial Statements and Notes thereto of Alamogordo Financial contained elsewhere in this Annual Report.

Selected Financial Condition Data:             June 30,       June 30,       June 30,
                                                 2000           1999           1998
                                             ------------   ------------   ------------
                                                            (In thousands)
Total assets                                 $    148,394   $    156,158   $    160,368
Loans receivable, net                             116,782        115,949        109,766
Mortgage-backed securities:
 Held to maturity                                     211            319            976
 Available for sale                                 2,551          3,114          3,957
Securities:
 Held to maturity                                   1,626          3,154          3,047
 Available for sale                                12,918         13,916         24,733
Deposits                                          116,298        122,469        126,659
Total borrowings                                    5,000         10,000         19,151
Equity                                             28,814         22,441         22,066

Selected Operating Data:                                 Years Ended June 30,
                                             ---------------------------------------------
                                                 2000              1999           1998
                                             ------------      ------------   ------------
                                               (In thousands, except per share data)
Total interest income                        $     10,567      $     11,016   $     11,225
Total interest expense                              6,668             7,279          7,176
                                             ------------      ------------   ------------
 Net interest income                                3,899             3,737          4,049
                                             ------------      ------------   ------------
Provision (credit) for loan losses                    (50)               --             --
                                             ------------      ------------   ------------
Net interest income after provision
 for loan losses                                    3,949             3,737          4,049
                                             ------------      ------------   ------------
Other income                                          384               260            213
Other expenses                                      3,076             3,022          2,611
                                             ------------      ------------   ------------
Income before income taxes                          1,257               975          1,651
                                             ------------      ------------   ------------
Provision for income taxes                            428               296            536
                                             ------------      ------------   ------------
Net income                                   $        829      $        679   $      1,115
                                             ============      ============   ============
Net income per share-basic                   $      0.665               N/M            N/M
                                             ============      ============   ============
Net income per share-diluted                 $      0.665               N/M            N/M
                                             ============      ============   ============
Dividends per share                          $      0.105               N/M            N/M
                                             ============      ============   ============
Number of shares used in per share
 calculation-basic and diluted                  1,246,440  (1)          100            100
                                             ============      ============   ============

N/M: Not meaningful; no public shareholders during the year.

(1) Number of shares outstanding at June 30, 2000 of 1,275,000 less 28,560 shares held in trust for the ESOP.


                                                                                         At or for the Years Ended June 30,
                                                                                     -----------------------------------------
                                                                                        2000           1999          1998
                                                                                     -----------   ------------   ------------
Key Operating Ratios and Other Data:

Performance Ratios:

  Return on assets (ratio of net income to average total assets)                            0.53           0.42           0.72

  Return on equity (ratio of net income to average equity)                                  3.67           3.03           5.18

  Average interest rate spread                                                              2.32           2.06           2.28

  Interest rate spread at end of period                                                     2.16           2.19           2.23

  Net interest margin (1)                                                                   2.77           2.53           2.81

  Ratio of operating expenses to average total assets                                       1.98           1.89           1.69

  Ratio of average interest-earning assets to average interest-bearing liabilities        109.41         109.54         110.50

  Efficiency ratio (2)                                                                     71.82          75.61          61.26

  Dividend payout ratio                                                                    16.15 (3)         --             --

Asset Quality Ratio:

  Non-performing assets to total assets at end of period                                    0.52           0.33           0.51

  Allowance for loan losses to non-performing loans                                        58.68          88.72          60.83

  Allowance for loan losses to gross loans receivable                                       0.35           0.39           0.43


Capital Ratios:

  Equity to total assets at end of period                                                  17.40          14.37          13.76

  Average equity to average assets                                                         14.53          13.96          13.89

Other Data:

Number of full-service offices                                                                 2              2              1

(1)  Net interest income divided by average interest-earning assets.
(2) The efficiency ratio represents the ratio of operating expenses divided by the sum of net interest income and non-interest income less gain on sales of investments.
(3)  Includes only one quarterly dividend declared.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis reflects Alamogordo Financial's consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Alamogordo Financial's consolidated financial statements and their notes and the other statistical data provided in this Annual Report. This Annual Report contains certain "forward-looking statements" which may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

General

     Alamogordo Financial's results of operations depend primarily upon the results of operations of its wholly-owned subsidiary, Alamogordo Federal, Alamogordo Federal's results of operations depend primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, primarily savings accounts, time deposits and other borrowings. Our results of operations are also affected by our provision for loan losses, other income and other expense. Other expense consists primarily of non-interest expenses, including salaries and employee benefits, occupancy, data processing fees, deposit insurance premiums, advertising and other expenses. Other income consists primarily of non-interest income, including service charges and fees, gain (loss) on sale of real estate owned and other income. Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in market interest rates, government policies and actions of regulatory authorities.

Business Strategy

     We have several strategies designed to enhance profitability consistent with safety and soundness. These strategies are discussed below. You should be aware, however, that we are subject to intense competition, and there can be no assurances that we will successfully implement these strategies.

     . Emphasizing Traditional One- to Four-Family Residential Real Estate Lending. Historically, we have emphasized one- to four-family residential lending within our market area. As of June 30, 2000, $104.6 million, or 88.0% of our total loan portfolio consisted of one- to four-family residential real estate loans. We believe that the continued expansion of our residential lending portfolio will enhance our reputation as a service-oriented institution that meets the needs of its local community. Although the yields on residential mortgage loans are often less than the yields on other loans, we intend to continue to emphasize one- to four-family lending because of our expertise with this type of lending, and the relatively low delinquency rates on these loans compared to other loans.

     . Increasing Other Lending. To complement our continued emphasis on one- to four-family residential real estate lending, we intend to focus on increasing our originations of loans that are not one- to four-family loans by stressing customer relationships and customer service. We intend to initially use our existing expertise, and we expect that any growth in our portfolio of these other loans will be slow. We believe that if we are able to expand our portfolio of these loans, we will be able to increase the yield on our loan portfolio and diversify our assets while continuing to meet the needs of our local community. As of June 30, 2000, multifamily and nonresidential and consumer and other loans totaled $14.4 million, or 12.0% of our total loan portfolio. These types of loans generally expose us to greater credit risk than loans secured by one- to four-family real estate because repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service and on the successful operation of the borrower's business.

     . Maintaining Asset Quality While Implementing our Diversification Strategy. Through our commitment to conservative loan underwriting guidelines and investment in high grade assets, we have consistently experienced low levels of late payments and losses on loans. As of June 30, 2000, we had $714,000 of nonperforming loans, which represented 0.6% of total loans. Our allowance for loan losses as of June 30, 2000 was $419,000, or 58.68% of nonperforming loans. During the fiscal year ended June 30, 2000, we had net charge-offs of $3,000. Our goal is to gradually increase our portfolio of multifamily and nonresidential and consumer and other loans while applying prudent underwriting standards. It may be necessary to increase the provision for loan losses, which will have an adverse effect on our net income.

     . Maintaining Capital Strength. As a nonpublic company our policy was to maintain our financial strength through risk management, a sound financial condition and relatively high capital levels, and consistent earnings. At June 30, 2000, our ratio of equity to assets was 17.4%. As a public company, we plan to use the capital we receive in the offering to grow and diversify our assets, internally or through acquisitions, and for other shareholder enhancements such as dividends and, as permitted, stock repurchases. We intend to maintain our commitment to financial strength, although as a public company we intend to rely less on higher ratios of equity to assets than we had as a nonpublic company.

     . Attracting Transaction and Savings Accounts. As a nonpublic company we maintained a relatively high proportion of certificates of deposit as compared to transaction and savings accounts. The interest expense of certificates of deposit is generally higher than the interest expense of transaction and savings accounts, and we frequently paid relatively high rates on our certificates of deposit. Our goal as a public company is to decrease our cost of deposits by increasing our transaction and savings accounts. We also believe that building relationships with transaction and savings account customers is an effective means of marketing and selling loan products and other services. As of June 30, 2000, we had $18.8 million of transaction and savings accounts, which represented 16.2% of our total deposits.

Management of Market Risk

     General. As with other savings and loan holding companies, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, Alamogordo Federal's Board of Directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in Alamogordo Federal's assets and liabilities, determining the level of risk that is appropriate given its business strategy, operating environment, capital, liquidity and performance objectives, and managing this risk consistent with the guidelines approved by the Board of Directors. The Asset/Liability Management Committee consists of senior management operating under a policy adopted by the Board of Directors and meets at least quarterly to review Alamogordo Federal's asset/liability policies and interest rate risk position.

     Although we originate a significant amount of 30-year fixed rate loans, we believe that the interest rate risk generally associated with these loans is mitigated by the transient nature of the persons employed in our market area. Because our local economy is heavily dependent on two U.S. Government military installations located in Otero County, many of our borrowers are employed by the federal government in positions that require frequent relocation. When these borrowers relocate, they often sell the homes securing the loan, and prepay the mortgage loan. As a result, we believe our one-to four-family residential real estate loans, particularly if the borrower is employed by the United States Government, remain outstanding for a shorter period of time than the national average for 30-year fixed-rate one-to four-family residential real estate loans. In addition, from time to time we have and may continue to purchase adjustable-rate mortgage loans, and adjustable-rate and shorter-term securities. We do not engage in trading activities or use derivative instruments to control interest rate risk.

     Alamogordo Financial's current investment strategy is to maintain a securities portfolio that provides a source of liquidity and that contributes to its overall profitability and asset mix within given quality and maturity considerations. The securities portfolio consists primarily of federal government and government sponsored corporation securities. A portion of Alamogordo Financial's investment securities, other than FHLB stock, are classified as available for sale to provide management with the flexibility to make adjustments to the portfolio in the event of changes in interest rates, to fulfill unanticipated liquidity needs, or to take advantage of alternative investment opportunities.

Net Portfolio Value. In past years, many savings associations measured interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, the OTS now requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 100 to 300 basis point increases and decreases in market interest rates. A basis point equals one one-hundreth of one percentage point, and 100 basis points equals one percentage point. A change in interest rates to 8% from 7% would mean, for example, a 100 basis point increase in the "Changes in Market Interest Rates" column below.

     The following table presents Alamogordo Federal's NPV at June 30, 2000, as calculated by the OTS, which is based upon quarterly information that Alamogordo Federal provided to the OTS.

                 Percentage Change in Net Portfolio Value
     ----------------------------------------------------------------
     Changes
     in Market          Projected            Estimated      Amount of
     Interest Rates     Change(1)               NPV           Change
     --------------     ---------            ---------      ---------
     (basis points)          (Dollars in Thousands)


           300            (43)%               $14,042       ($10,684)
           200            (29)                 17,479         (7,247)
           100            (15)                 21,119         (3,607)
            --             --                  24,726             --
          (100)            12                  27,691          2,965
          (200)            16                  28,785          4,059
          (300)            18                  29,183          4,457

___________

     (1) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.

     Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV requires making certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of Alamogordo Federal's interest sensitive assets and liabilities existing at the beginning of a period remain constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of Alamogordo Federal's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income, and will differ from actual results. Additionally, the guidelines established by the Board of Directors are not strict limitations. While a goal of the Asset/Liability Management Committee and the Board of Directors is to limit projected NPV changes within the Board's guidelines, Alamogordo Federal will not necessarily limit projected changes in NPV if the required action would present disproportionate risk to Alamogordo Federal's continued profitability.

Average Balance Sheet

   The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. Interest income includes fees that are considered adjustments to yields.

                                                                             Years Ended June 30,
                                          -----------------------------------------------------------------------------------
                                                           2000                                          1999
                                          ----------------------------------------------  -----------------------------------
                                              Average              Interest                 Average     Interest
                                            Outstanding            Earned/                Outstanding   Earned/
                                              Balance               Paid     Yield/Rate     Balance       Paid    Yield/Rate
                                              -------               ----     ----------     -------       ----    ----------
     Interest-earning Assets:
        Loans receivable (1)                      $117,055          $9,106        7.78%       $112,294    $8,994       8.01%
        Mortgage-backed securities (2)               3,058             171        5.59%          4,010       219       5.46%
        Securities (2)                              16,260             948        5.83%         22,606     1,295       5.73%
        Other interest-earning assets (3)            4,595             342        7.44%          8,776       508       5.79%

                                          ----------------         -------                ------------  --------
          Total interest-earning assets            140,968          10,567        7.50%        147,686    11,016       7.46%
                                                                   =======                              ========
     Non-interest-earning assets                    14,523                                      12,569
                                          ----------------                                ------------
            Total assets                          $155,491                                    $160,255
                                          ================                                ============


     Interest-Bearing Liabilities:
        Transaction and savings deposits          $ 18,531             446        2.41%       $ 18,181       430       2.37%
        Certificate accounts                       101,477           5,738        5.65%        106,572     6,354       5.96%
        Borrowings                                   8,840             484        5.48%         10,075       495       4.91%
                                          ----------------         -------                ------------  --------

          Total interest-bearing
            liabilities                            128,848           6,668        5.18%        134,828     7,279       5.40%
                                                                   =======                              ========
     Noninterest bearing liabilities                 4,049                                       3,049
                                          ----------------                                ------------
             Total liabilities                    $132,897                                    $137,877
        Equity                                    $ 22,594                                    $ 22,378
                                          ----------------                                ------------
        Total liabilities and equity              $155,491                                    $160,255
                                          ================                                ============
        Net interest income                                         $3,899                                $3,737
                                                                   =======                              ========
        Net interest rate spread (4)                                              2.32%                                2.06%
                                                                             =========                            =========
        Net interest-earning assets               $ 12,120                                    $ 12,858
                                          ================                                ============
        Net yield on average
           interest-earning assets (5)                               2.77%                                 2.53%
                                                                   ======                               =======
        Average interest-earning assets
         to average interest-bearing
         liabilities                               109.41%                                     109.54%
                                          ===============                                 ===========


   (1) Amounts are net of allowance for loan losses but include non-accrual loans. Interest is recognized on non-accrued loans only as and when received.
   (2)  Securities are included at carrying value.
   (3) Other interest-earning assets include Federal Home Loan Bank of Dallas stock.
   (4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
   (5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate), (ii) changes in rate (i.e., changes in rate multiplied by old volume), and (iii) changes in rate/volume (change in rate multiplied by change in volume).

                                                                            Years Ended June 30,
                                       ---------------------------------------------------------------------------------------------
                                                       2000 vs. 1999                                   1999 vs. 1998
                                       ---------------------------------------------  ----------------------------------------------
                                          Increase/(Decrease)               Total         Increase/(Decrease)              Total
                                       -------------------------                       -------------------------
                                                 Due to            Rate/   Increase             Due to            Rate/   Increase
                                       -------------------------                       -------------------------
                                          Volume        Rate      Volume  (Decrease)      Volume       Rate      Volume   (Decrease)
                                          ------        ----      ------  ----------      ------       ----      ------   ----------
                                                                              (In thousands)
Interest-earning assets:
 Loans receivable                     ($482)          $    8      $  586    $   112      $  183        ($334)     ($310)   ($461)
 Mortgage-backed securities              (8)               6         (46)       (48)          8          (22)      (111)    (125)
 Investment securities                  (44)              30        (333)      (347)         46           24        179      249
 Other interest-earning assets          (13)              73        (226)      (166)         23         (123)       228      128
                                      ---------------------------------------------      ---------------------------------------
  Total interest-earning assets        (547)             117         (19)      (449)        260         (455)       (14)    (209)
                                      ---------------------------------------------      ---------------------------------------

Interest-bearing liabilities:
 Transactions and savings deposits      (20)              40          (4)        16          16          (39)       (39)     (62)
 Certificate accounts                  (296)            (281)        (39)      (616)        202          (80)      (184)     (62)
 Borrowings                             (21)              52         (42)       (11)         (2)         240        (11)     227
                                      ---------------------------------------------      ---------------------------------------
  Total interest-bearing liabilities   (337)            (189)        (85)      (611)        216          121       (234)     103
                                      ---------------------------------------------      ---------------------------------------

                                      ---------------------------------------------      ---------------------------------------

Net interest income                   ($210)          $  306      $   66    $   162      $   44        ($576)      $220    ($312)
                                      =============================================      =======================================

Financial Condition

Alamogordo Financial's total assets decreased by $47.8 million, or 5.0%, to $148.4 million at June 30, 2000, from $156.2 million at June 30, 1999. The decrease resulted primarily from a decrease in securities and cash and cash equivalents, partially offset by an increase in loans receivable. Securities, including mortgage-backed securities, decreased by $3.2 million, or 15.6%, to $17.3 million from $20.5 million as a result of maturities and repayments. Cash and cash equivalents decreased by $5.3 million, or 62.4%, to $3.2 million from $8.5 million primarily due to the decrease in deposits and the paydown of advances from Federal Home Loan Bank, partially offset by the proceeds from the maturities and repayment of securities and the net proceeds from the stock offering. Loans receivable increased by $833,000, or .7%, to $116.8 million from $115.9 million as a result of new loan originations surpassing principal repayments and loan payoffs.

Total deposits decreased by $6.2 million, or 5.1%, to $116.3 million at June 30, 2000. The decrease resulted from a $1.1 million, or 5.5%, decrease in transaction and savings deposits to $18.8 million from $20.0 million, and a $5.0 million, or 4.9%, decrease in term certificates to $97.5 million from $102.5 million. Total borrowings decreased by $5.0 million, or 50.0%, to $5.0 million from $10.0 million. The decrease resulted from the paydown of advances from Federal Home Loan Bank.

Equity increased by $3.4 million, or 15.2%, to $25.8 million from $22.4 million primarily due to capital raised by the stock offering, which resulted in net proceeds of $3.0 million, and earnings over the period, partially offset by a $151,000 decrease in accumulated other comprehensive income related to unrealized losses on securities available for sale. As of June 30, 2000, Alamogordo Federal had $23.4 million of tangible capital or 16.0% of tangible assets, $23.4 million of core capital or 1?.0% of total adjusted assets, and $24.2 million of risk-based capital or 32.5% of risk-weighted assets.

Comparison of Operating Results for the Years Ended June 30, 2000 and 1999

General. Net income increased by $150,000, or 22.1%, to $829,000 for the fiscal year ended June 30, 2000, from $679,000 for the fiscal year ended June 30, 1999. The increase resulted from an increase in net interest income after the provision (credit) for loan losses and an increase in total other income, partially offset by an increase in total other expenses and the provision for income taxes.

Total Interest Income. Total interest income decreased by $449,000, or 4.1%, to $10.6 million for the fiscal year ended June 30, 2000 from $11.0 million for the fiscal year ended June 30, 1999. The decrease resulted from decreases in interest on securities and other interest-earning assets partially offset by an increase in interest and fees on loans receivable.

Interest and fees on loans receivable increased by $112,000, or 1.2%, to $9.1 million from $9.0 million. The increase resulted from a $4.8 million, or 4.3%, increase in the average balance of loans receivable to $117.1 million from $112.3 million, partially offset by a 23 basis point decrease in the average yield on the loan portfolio to 7.78% from 8.01%. The increase in average balance of loans receivable resulted from a decrease in the prepayment of loans and a decrease in loans sold, partially offset by a decrease in loan originations and loans purchased.

Interest on securities (including mortgage-backed securities) and other interest-earning assets decreased by $561,000, or 28.1%, to $1.5 million from $2.0 million. This decrease resulted from a $7.3 million, or 27.4%, decrease in the average balance of securities due to maturities and repayment of principal, the effects of which were partially offset by a 10 basis point increase in the average yield on securities. The average balance of other interest-earning assets decreased by $4.2 million, the effects of which were partially offset by an increase in the average yield of 165 basis points.

Interest Expense. Interest cost of deposits decreased by $600,000, or 8.8%, to $6.2 million for the fiscal year ended June 30, 2000 from $6.8 million for the fiscal year ended June 30, 1999. The cost of deposits decreased as a result of the decrease in the average balance of deposits to $120.0 million from $124.8 million as well as a decrease in the average cost of deposits to 5.15% from 5.44%. Interest expense on transaction and savings accounts increased to $466,000 from $430,000, as the average balance of transaction and savings accounts increased to $18.5 million from &18.2 million, and the average cost increased to 2.41% from 2.37%. Interest expense on certificate accounts decreased by $616,000, as the average balance decreased to $101.5 million from $106.6 million, and the average cost decreased to 5.65% from 5.96%. Interest expense on borrowings decreased by $11,000 due to a $1.2 million decrease in average borrowings partially offset by a 56 basis point increase in average cost of borrowings due to a general increase in shorter-term market rates of interest.

Net Increase Income. Net interest income increased by $162,000 or 4.4%, to $3.9 million for the fiscal year ended June 30, 2000 from $3.7 million for the fiscal year ended June 30, 1999. Net interest rate spread, the difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities, increased by 26 basis points to 2.32% from 2.06%, and net interest margin, or net interest income as a percentage of average interest-earning assets, increased by 24 basis points to 2.77% from 2.53%.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that we believe is appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers loss experience, evaluations of real estate collateral, economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgement of information available to them at the time of their examination. Based on our evaluation of these factors, and Alamogordo Federal's net loan charge-offs of $3,000 and $14,000 for the years ended June 30, 2000 and 1999, respectively, Alamogordo Federal made no provision for loan losses during these periods. Additionally, and after consultation with our independent auditors, we recognized a credit for loan losses of $50,000 for the year ended June 30, 2000. This resulted in the allowance for loan losses decreasing to $419,000, or 58.7% of total nonperforming loans at June 30, 2000 from $472,000, or 88.7% of total nonperforming loans at June 30, 1999. Management believes that the allowance for loan losses at June 30, 2000 and 1999 was adequate.

Other Income. Total other income increased by $124,000, or 47.7%, to $384,000 from $260,000. Service charges and fees increased by $90,000 primarily due to ATM fee income and deposit account service charges. Gain on sale of premises and equipment totaled $29,000 for the year ended June 30, 2000, as compared to no gain for the previous period as a result of the sale of land.

Other Expense. Total other expense increased by $54,000, or 1.8%, to $3.1 million for the fiscal year ended June 30, 2000 from $3.0 million for the year ended June 30, 1999. Salaries and benefits expense increased by $95,000, primarily due to a $47,000 increase in compensation expense, $30,000 of which was attributable to the release of ESOP shares, and a $39,000 decrease in the deferral of loan origination costs, as new loan originations decreased during the latter period. Occupancy expense increased $39,000 in part due to a recognition of a full year of branch office expenses in the latter period. Data processing fees decreased by $70,000 due to Alamogordo Federal's conversion of its data processing system during the earlier period. Federal insurance premiums and other insurance expense decreased $29,000, primarily due to the fact that the Federal Deposit Insurance Corporation (FDIC) assessment rate for SAIF (Savings Association Insurance Fund) insured institutions was lowered effective January 1, 2000. Advertising expense increased by $29,000 primarily due to additional marketing programs.

Provision for Income Taxes. The provision for income taxes increased to $428,000, or 34.0% of net income before income taxes, from $296,000, or 30.4% of net income before income taxes. The increase in the provision resulted from an increase in net income before income taxes. The increase in effective tax rate reflects a change in the mix of tax-exempt securities and other changes in deferred tax items.

     Liquidity and Capital Resources

     Alamogordo Federal's liquidity management objective is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise. Alamogordo Federal's primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of funds include increases in deposits and advances from the FHLB of Dallas.

     Alamogordo Federal is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At June 30, 2000, Alamogordo Federal's liquidity, as measured for regulatory purposes, was 11.0%.

     At June 30, 2000, Alamogordo Federal had loan commitments of $310,000 and unused lines of credit of $211,000. Alamogordo Federal believes that it has adequate resources to fund loan commitments as they arise. If Alamogordo Federal requires funds beyond its internal funding capabilities, additional advances from the FHLB of Dallas are available. At June 30, 2000, approximately $48.4 million of time deposits were scheduled to mature within a year, and we expect that a portion of these time deposits will not be renewed upon maturity.

     Alamogordo Financial has not engaged in any significant business activity other than owning the common stock of Alamogordo Federal, and does not currently intend to do so. In order to provide sufficient funds for its operations, Alamogordo Financial retained and invested 50% of the net proceeds of the stock offering remaining after making the loan to the ESOP. In the future, Alamogordo Financial's primary source of funds, other than income from its investments and principal and interest payments received with respect to the ESOP loan, is expected to be dividends from Alamogordo Federal. As a stock savings and loan association, Alamogordo Federal is subject to regulatory limitations on its ability to pay cash dividends.

Impact of Inflation and Changing Prices

     The consolidated financial statements and related notes of Alamogordo Financial have been prepared in accordance with generally accepted accounting principles ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

              Report of Independent Certified Public Accountants
              --------------------------------------------------


The Board of Directors
ALAMOGORDO FINANCIAL CORPORATION
Alamogordo, New Mexico

We have audited the consolidated balance sheets of Alamogordo Financial Corporation and subsidiary (the Company) as of June 30, 2000 and 1999, and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alamogordo Financial Corporation and subsidiary as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information on Pages 26 and 27 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial taken as a whole.


August 23, 2000
Alamogordo, New Mexico

                       ALAMOGORDO FINANCIAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                            JUNE 30, 2000 AND 1999

                                                                                       2000                       1999
                                                                                -----------------          -----------------
                    ASSETS
Cash and cash equivalents (Note 1)                                            $         3,159,098        $         8,471,573

Securities
        Available for sale (Note 2)                                                    15,468,333                 17,029,781
        Held to maturity (Note 2)                                                       1,837,254                  3,473,061

Loans, net (Note 3)                                                                   116,781,986                115,949,420
Real estate owned                                                                          52,471                          -
Premises and equipment, net (Note 4)                                                    8,491,526                  8,745,204
Stock in Federal Home Loan Bank, at cost                                                1,435,400                  1,332,100
Accrued interest                                                                          911,749                    955,018
Deferred income taxes (Note 9)                                                             26,942                          -
Other assets                                                                              229,729                    201,775
                                                                                -----------------          -----------------

                          TOTAL ASSETS                                        $       148,394,488        $       156,157,932
                                                                                =================          =================

        LIABILITIES AND EQUITY

LIABILITIES

Deposits (Note 5)                                                             $       116,298,212        $       122,468,333
Advance payments by borrowers for taxes and insurance                                   1,035,321                  1,006,271
Accrued interest and other liabilities                                                    226,472                    172,890
Deferred income taxes (Note 9)                                                                  -                     69,350
Advances from Federal Home Loan Bank (Note 6)                                           5,000,000                 10,000,000
Income taxes payable                                                                       20,163                          -
                                                                                -----------------          -----------------
              Total Liabilities                                                       122,580,168                133,716,844

Contingent liabilities and commitments (Note 8)

EQUITY

Common Stock, $.10 par value, 10,000,000 shares authorized,
     1,275,000 shares outstanding in 2000 and 100
     shares issued in 1999                                                                127,500                         10
Additional paid in capital                                                              2,857,154                          -
Retained earnings, substantially restricted                                            23,506,374                 22,710,161
Unearned ESOP Shares                                                                     (257,040)                         -
Accumulated other comprehensive income                                                   (419,668)                  (269,083)
                                                                                -----------------          -----------------
              Total Equity                                                             25,814,320                 22,441,088
                                                                                -----------------          ------------------

                          TOTAL LIABILITIES AND EQUITY                        $       148,394,488       $        156,157,932
                                                                                =================          ==================

           See accompanying notes to consolidated financial statements

                       ALAMOGORDO FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                      YEARS ENDED JUNE 30, 2000 AND 1999

                                                                                           2,000                    1,999
                                                                                     ---------------          ---------------
Interest income
        Interest and fees on loans                                                 $       9,106,381        $       8,993,713
        Interest on securities                                                               947,500                1,294,612
        Interest on mortgage-backed securities                                               170,416                  219,678
        Interest on other interest-bearing assets                                            342,178                  508,279
                                                                                     ---------------          ---------------
              Total interest income                                                       10,566,475               11,016,282

Interest expense
        Interest on deposits                                                               6,183,890                6,783,713
        Interest on FHLB and other borrowings                                                483,792                  495,611
                                                                                     ---------------          ---------------
              Total interest expense                                                       6,667,682                7,279,324
                                                                                     ---------------          ---------------
              Net interest income                                                          3,898,793                3,736,958

Provision (credit) for loan losses (Note 3)                                                 (50,000)                        -
                                                                                     ---------------          ---------------
              Net interest income after provision for loan losses                          3,948,793                3,736,958

Other income
        Service charges and fees                                                             223,704                  134,010
        Gain (loss) on sale of real estate owned                                              (2,222)                 (10,429)
        Gain on sale of premises and equipment                                                29,109                        -
        Other                                                                                133,093                  135,850
                                                                                     ---------------          ---------------
              Total other income                                                             383,684                  259,431
                                                                                     ---------------          ---------------

Other expenses

        Salaries and benefits                                                              1,363,944                1,269,169
        Occupancy                                                                            688,500                  650,785
        Data processing fees                                                                 266,060                  335,658
        Federal insurance premiums and other insurance expense                                91,690                  120,846
        Advertising                                                                           90,741                   61,053
        Other                                                                                575,114                  584,095
                                                                                     ---------------          ---------------
              Total other expenses                                                         3,076,049                3,021,606
                                                                                     ---------------          ---------------
              Income before income taxes                                                   1,256,428                  974,783

Provision for income taxes (Note 9)                                                          427,517                  296,299
                                                                                     ---------------          ---------------
              Net Income                                                           $         828,911        $         678,484
                                                                                     ===============          ===============

Net income per common share-basic (Note 13)                                        $           0.665        $       N/A
                                                                                     ===============          ===============
Cash dividends per common share (Note 13)                                          $           0.105        $       N/A
                                                                                     ===============          ===============
Number of shares used in per-share calculation-basic (Note 13)                             1,246,440                N/A
                                                                                     ===============          ===============

          See accompanying notes to consolidated financial statements

                       ALAMOGORDO FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                      YEARS ENDED JUNE 30, 2000 AND 1999


                                                                                                         Accumulated
                                                                  Additional                Unearned       Other
                                                                    Paid-In    Retained       ESOP      Comprehensive    Total
                                                        Stock       Capital    Earnings      Shares       Income         Equity
                                                      ---------     -------    --------      ------       ------      -----------
Balances at June 30, 1998                             $      10  $        -  $ 22,131,677         -      (65,950)     $22,065,737

Dividends                                                     -           -      (100,000)        -            -         (100,000)

Comprehensive income
  Net income                                                  -           -       678,484         -            -          678,484

  Other comprehensive income, net of tax:
       Change in unrealized loss on securities
           available-for-sale, net of deferred
           income taxes of $(135.417)                         -           -             -         -     (203,133)        (203,133)
                                                                                                                      -----------

  Total comprehensive income                                                                                              475,351
                                                      ---------  ----------  ------------    -------   ---------      -----------

Balances at June 30, 1999                                    10           -    22,710,161         -     (269,083)      22,441,088

Net proceeds from stock offering                        127,490   2,857,154             -         -            -        2,984,644

Sale of ESOP Stock                                            -           -             -  (285,600)           -         (285,600)

Payment on ESOP Stock note                                    -           -             -    28,560            -           28,560

Release of ESOP Stock                                         -           -         1,788         -            -            1,788

Dividends                                                     -           -       (34,486)        -            -          (34,486)

Comprehensive income
  Net income                                                  -           -       828,911         -            -          828,911

  Other comprehensive income, net of tax:
       Change in unrealized loss on securities
           available-for-sale, net of deferred
           income taxes of $100,393                           -           -             -         -     (150,585)        (150,585)
                                                                                                                      -----------

  Total comprehensive income                                                                                              678,326
                                                      ---------  ----------  ------------  --------    ---------      -----------

Balances at June 30, 2000                             $ 127,500  $2,857,154  $ 23,506,374  (257,040)   $(419,668)     $25,814,320
                                                      =========  ==========  ============  ========    =========      ===========

          See accompanying notes to consolidated financial statements

                       ALAMOGORDO FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED JUNE 30, 2000 AND 1999

                                                                               2000                    1999
                                                                         ---------------          ---------------
Cash flows from operating activities:
    Net income                                                           $       828,911          $       678,484
    Adjustments to reconcile net income to net cash
      provided by operating activities
        Depreciation and amortization                                            361,602                  346,224
        Net amortization of premiums and discounts
          on securities                                                           17,552                   15,842
        (Gain) loss on sales of other real estate owned                            2,222                   10,429
        Deferred income taxes                                                    (26,942)                       -
        Gain on sales of premises and equipment                                  (29,109)                       -
        Decrease in provision for loan losses                                    (50,000)                       -
    (Increase) decrease in accrued interest                                       43,269                 (188,076)
    (Increase) decrease in other assets                                          (27,954)                    (858)
    Increase (decrease) in accrued interest and other liabilities                (23,980)                (260,709)
    Increase (decrease) in income taxes payable                                   20,163                        -
                                                                         ---------------          ---------------
      Net cash provided by operating activities                                1,115,734                  601,336

Cash flows from investing activities:
    Proceeds from maturities of securities available-for-sale                  2,919,450               29,783,020
    Proceeds from maturities of securities
      held-to-maturity                                                           109,668                  949,002
    Purchases of securities available-for-sale                                         -              (18,342,278)
    Purchases of securities held-to-maturity                                           -                 (399,299)
    Purchases of FHLB stock                                                     (103,300)                 (72,200)
    Net increase in loans                                                       (782,566)              (6,183,909)
    Proceeds from sales of premises and equipment                                 63,947                        -
    Purchases of premises and equipment                                         (142,762)                (447,204)
    Net proceeds from sales of real estate owned                                 (54,693)                  14,571
                                                                         ---------------          ----------------
      Net cash provided by (used in) investing activities                      2,009,744                5,301,703

Cash flows from financing activities:
    Net increase (decrease) in deposits                                       (6,161,910)              (4,198,896)
    Net increase (decrease) in advances by borrowers for taxes
      and insurance                                                               29,051                   24,825
    Payments on note payable                                                           -                 (150,500)
    Payments on advances from Federal Home Loan Bank                          (5,000,000)                       -
    Cash dividends paid on common stock                                          (34,486)                (100,000)
    Proceeds from stock offering                                               2,984,644                        -
    Release of ESOP shares                                                         1,788                        -
    Unearned ESOP shares                                                        (285,600)                       -
    Payments on unearned ESOP shares                                              28,560                        -
                                                                         ---------------          ---------------
      Net cash provided by (used in) financing activities                     (8,437,953)              (4,424,571)
                                                                         ---------------          ----------------

                       ALAMOGORDO FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                      YEARS ENDED JUNE 30, 2000 AND 1999

Net increase in cash and cash equivalents                                     (5,312,475)               1,478,468

Cash and equivalents, beginning of year                                        8,471,573                6,993,105
                                                                         ---------------          ---------------

Cash and equivalents, end of year                                        $     3,159,098                8,471,573
                                                                         ===============          ===============

Noncash investing and financing activities
   Transfers of loans to real estate owned                               $       143,665          $       140,804

Supplemental disclosures of cash flow information
   Income taxes paid                                                     $       359,000          $       278,000
   Interest expense                                                            6,667,330                7,272,584

          See accompanying notes to consolidated financial statements

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 1    SIGNIFICANT ACCOUNTING POLICIES

          NATURE OF OPERATIONS

          Alamogordo Financial Corporation is a stock holding company that owns 100% of Alamogordo Federal Savings and Loan Association (the Association). The Association is a federally chartered stock savings association and has a wholly owned subsidiary, Space Age City Service Corporation. Space Age City Service Corporation was organized to hold, purchase and sell real estate assets. Alamogordo Financial Corporation was incorporated on April 30, 1997 and is a wholly owned subsidiary of AF Mutual Holding Company.

          The Company provides a variety of banking services to individuals and businesses through their location in Alamogordo, New Mexico. Their primary deposit products are demand deposits, certificates of deposit, NOW and money market accounts. Their primary lending products are real estate mortgages and commercial loans. The Company is subject to competition from other financial institutions and to regulation by certain federal agencies and undergoes periodic examinations by these regulatory authorities.

          Over 75% of the Company's loans are secured by real estate in Otero County, New Mexico. Otero County's economy is heavily dependent on two U.S. Government military installations located in the county. Accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in southern New Mexico. In addition, the Company's investment portfolio is directly impacted by fluctuations in market interest rates.

          Rising and falling interest rate environments can have various impacts on an association's net interest income, depending on the short term interest rate gap that an association maintains, the relative changes in interest rates that occur when an association's various assets and liabilities reprice, unscheduled repayments of loans, early withdrawals of deposits, and other factors.

          BASIS OF CONSOLIDATION

          The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany accounts and transactions have been eliminated.

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 1    SIGNIFICANT ACCOUNTING POLICIES, Continued

          BASIS OF FINANCIAL STATEMENT PRESENTATION

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

          Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.


          CASH AND CASH EQUIVALENTS


          For the purpose of reporting cash flows, the Company defines cash and cash equivalents as cash on hand and investments in certificates of deposits with original maturities of three months or less. Included in cash and cash equivalents are interest bearing deposits with the Federal Home Savings Bank of $807,798 and $4,303,229 at June 30, 2000 and 1999, respectively.


          SECURITIES


          The Company's investments in securities are classified in two categories and accounted for as follows:

               Securities Held-to Maturity: Bonds, notes and debentures for
               ---------------------------
               which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES, Continued

         SECURITIES, continued


               Securities Available-for-Sale: Securities available-for-sale
               -----------------------------
               consist of bonds, notes, debentures, and certain equity securities not classified as securities to be held to maturity. These securities are carried at estimated fair value. Discounts and premiums are accreted or amortized using the interest method.

          Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method.

          LOANS

          Loans are stated net of loan participations sold, the allowance for loan losses and deferred loan fees, net of deferred loan costs. Interest on other loans is accrued based on the principal amounts outstanding. Unearned interest on home improvement loans is amortized into income by the interest method. The Company discontinues accruing interest on loans when the loans become ninety days past due and when management believes that the borrower's financial condition is such that collection of interest is doubtful.

          Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the valuation allowance is maintained at levels considered adequate to cover losses based on delinquencies, property appraisals, past loss experience, general economic conditions, information about specific borrower situations including their financial position, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, including impaired loans discussed below, the whole allowance is available for any charge-offs that occur.

          Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a provision for loan losses.

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 1    SIGNIFICANT ACCOUNTING POLICIES, Continued

          Smaller balance homogenous loans are defined as residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and share loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans which must be evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors which identify a credit for consideration for measurement of impairment or nonaccrual are similar, the measurement considerations differ. A loan is impaired when management believes it is probable they will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is placed on nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection.


          PREMISES AND EQUIPMENT

          Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful lives of the assets which range from three to seven years for equipment and fifteen to forty years for leasehold improvements and buildings. Maintenance and repairs that do not extend the useful lives of premises and equipment are charged to expense as incurred.

          REAL ESTATE OWNED

          Real estate properties acquired through, or in lieu of, loan foreclosures are initially recorded at the lower of cost or fair value, less estimated selling expenses, at the date of foreclosure. Costs relating to improvement of property are capitalized, whereas cost relating to the holding of property is expensed.

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 1    SIGNIFICANT ACCOUNTING POLICIES, Continued

          INCOME TAXES

          The Company records income tax expense based on the amount of taxes due on its tax return, plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. A valuation allowance has been recorded to reduce deferred tax assets to the amount expected to be realized.

          LOAN ORIGINATION FEES AND COSTS

          Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the contractual life of the related loan.

          COMPREHENSIVE INCOME

          Comprehensive income consists of net income and unrealized gains and losses on securities available for sale.

          RECLASSIFICATIONS

          Some items in these financial statements have been reclassified for comparability.

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 2    SECURITIES

          The amortized cost and fair value were as follows:

                                                                            Gross              Gross
                                                      Carrying            Unrealized         Unrealized            Fair
          June 30, 2000:                                Value                Gains             Losses              Value
          -------------                            --------------         -----------        ----------         ------------
          Securities available-for-sale
           U.S.Government agencies                 $   13,498,793         $         -        $ (580,980)        $ 12,917,813
           Mortgage-backed
            securities
             FHLMC                                        843,136                   -           (41,572)             801,564
             GNMA                                         519,686                   -           (13,279)             506,407
             FNMA                                       1,306,166                   -           (63,617)           1,242,549
                                                   --------------         -----------        ----------         ------------
                                                   $   16,167,781         $     5,493        $ (699,448)        $ 15,468,333
                                                   ==============         ===========        ==========         ============

          Securities held-to-maturity
           Mortgage-backed
            securities                             $      211,484                   -            (3,160)        $    208,324
            FHLMC
           Securities issued by states
            and political subdivisions                  1,625,770                 200           (11,965)           1,614,005
                                                   --------------         -----------        ----------         ------------
                                                   $    1,837,254         $       200        $  (15,125)        $  1,822,329
                                                   ==============         ===========        ==========         ============

                                                                             Gross             Gross
                                                       Carrying            Unrealized        Unrealized            Fair
          June 30, 1999:                                Value                 Gains            Losses              Value
          --------------                           --------------          ----------        -----------        ------------
          Securities available-for-sale
           U.S.Government agencies                 $   14,249,715          $        -        $ (334,011)        $ 13,915,704
           Mortgage-backed securities
            FHLMC                                       1,020,535                   -           (45,722)             974,813
            GNMA                                          631,244                   -            (4,912)             626,332
            FNMA                                        1,576,754                   -           (63,822)           1,512,932
                                                   --------------          ----------        ----------         ------------
                                                   $   17,478,248          $        -        $ (448,467)        $ 17,029,781
                                                   ==============          ==========        ==========         ============

          Securities held-to-maturity
           U.S.Government agencies                 $      406,797          $        -        $      (21)        $    406,776
           Mortgage-backed securities
            FHLMC                                         318,896                 202                 -              319,098
           Securities issued by states
            and political subdivisions                  2,747,368               4,588              (251)           2,751,705
                                                   --------------          ----------        ----------         ------------
                                                   $    3,473,061          $    4,790        $     (272)        $  3,477,579
                                                   ==============          ==========        ==========         ============

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999


NOTE 2    SECURITIES, Continued

          Securities issued by states and political subdivisions are secured by tax revenues (either property tax or gross receipts tax) assessed and collected by such entities.

          Securities, carried at approximately $3,350,000 and $3,800,000 at June 30, 2000 and 1999, respectively, were pledged to secure public deposits. The public depositors include the local school and Otero County.

          At June 30, 2000 and 1999, there were no realized gains or losses on sales of securities available-for-sale.

          Amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations.



                                                    June 30, 2000
                                                    -------------

                                               Carrying          Fair
                                                 Value           Value
                                            -------------   -------------
            Due in one year or less         $     450,081   $     450,120
            Due in one year to five years      14,093,502      14,081,698
            Mortgage-backed securities          2,762,004       2,758,844
                                            -------------   -------------
                                            $  17,305,587   $  17,290,662
                                            =============   =============

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 3    LOANS AND THE ALLOWANCE FOR LOAN LOSSES

          Loans reflected in the balance sheets consist of the following:

                                                                 June 30
                                                         2000                 1999
                                                  ----------------      ----------------
            Mortgage Loans
             One-to-four family                   $    104,587,499      $    106,285,878
             Construction                                  259,556               807,148
             Land                                          530,782                42,583
             Multi-family and
              nonresidential                             7,410,258             8,109,055
                                                  ----------------      ----------------
              Total first mortgage loans               112,788,095           115,244,664
            Consumer & other loans
             Second mortgage                             1,830,181             1,325,598
             Consumer                                    1,347,353             1,270,507
             Commercial                                  1,362,263               510,991
             Deposit account                             1,693,119             1,436,093
                                                  ----------------      ----------------
              Total non-mortgage loans                   6,232,916             4,543,189
                                                  ----------------      ----------------
            Gross Loans                                119,021,011           119,787,853
            Less
             Deferred loan fees &
              discounts                                   (527,828)             (540,735)
             Loans in process                           (1,291,502)           (2,825,145)
             Allowance for loan loss                      (419,695)             (472,553)
                                                  ----------------      ----------------
              Net loans                           $    116,781,986      $    115,949,420
                                                  ================      ================

          An analysis of the allowance for loan losses follows:

                                                                  June 30
                                                         2000                 1999
                                                  ----------------      ----------------
            Balance at beginning of year          $        472,553      $        485,738
             Provision (credit) for loan losses            (50,000)                    -
             Loans charged off, net of
              recoveries                                    (2,858)              (13,185)
                                                  ----------------      ----------------
            Balance at end of year                $        419,695      $        472,553
                                                  ================      ================

          Certain loans within the Company's loan and real estate owned portfolios are guaranteed by the Veterans Administration (VA). In the event of default by the borrower, the VA can elect to pay the guaranteed amount or take possession of the property. If the VA takes possession of the property, the Company is entitled to be reimbursed for the outstanding principal balance, accrued interest and certain other expenses. There were no commitments from the VA to take title to foreclosed VA

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 3    LOANS AND THE ALLOWANCE FOR LOAN LOSSES, Continued

          properties at June 30, 2000. There was one commitment from the VA to take title to foreclosed VA properties at June 30, 1999 in the amount of $45,000


          Included in net loans were loans on nonaccrual status. Such loans approximated $714,000 and $532,000 at June 30, 2000 and 1999,
          respectively. For the years ended June 30, 2000 and 1999, gross interest income which would have been recorded had the non accruing loans been current in accordance with their original terms amounted to $46,600 and $34,000, respectively. No amounts were included in interest income on such loans for the years ended June 30, 2000 and 1999, respectively.

          As of or for the periods ended June 30, 2000 and 1999, there were no loans considered to be impaired.



NOTE 4    PREMISES AND EQUIPMENT

          Premises and equipment reflected in the balance sheets consist of the following:

                                                           June 30
                                                    2000                1999
                                                ------------       ------------
          Land                                  $    895,330       $    921,710
          Buildings                                7,464,195          7,434,813
          Leasehold improvements                     210,036            192,553
          Furniture and equipment                  1,157,502          1,071,182
                                                ------------       ------------
                                                   9,727,063          9,620,258
          Less
           Accumulated depreciation               (1,235,537)          (875,054)
                                                ------------       ------------
          Balance at end of year                $  8,491,526       $  8,745,204
                                                ============       ============

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 5    DEPOSITS

          Deposits include non-interest-bearing accounts of $1,999,825 and $1,466,547 at June 30, 2000 and 1999, respectively.

          Certificates of deposit are scheduled to mature as follows:


          One year or less                         $    48,449,357
          Over one year to two years                    19,175,204
          Over two years to three years                 18,156,013
          Over three years                              11,693,655
                                                   ---------------
                                                   $    97,474,229
                                                   ===============

          Interest expense by major category of deposits is as follows (dollars in thousands):

                                                           June 30
                                                ---------------------------
                                                    2000            1999
                                                -----------     -----------

            Transaction & saving deposits       $   446,064     $   429,925
            Certificate accounts                  5,737,826       6,353,788
                                                -----------     -----------
                                                $ 6,183,890     $ 6,783,713
                                                ===========     ===========

          Deposits of $100,000 or more totaled $26,104,000 and $24,237,000 at
          June 30, 2000 and 1999, respectively. Deposits greater than $100,000 are not federally insured. The Company held deposits of approximately $2,120,000 and $2,063,000 for related parties at June 30, 2000 and 1999, respectively. The related parties consist of officers and directors of the Company and are made on the same terms and conditions as other non-related parties.


NOTE 6    ADVANCES FROM FEDERAL HOME LOAN BANK

          The Company has the ability to borrow funds from the Federal Home Loan Bank of Dallas (FHLB) of up to 50% of total assets. Advances are secured by a blanket-floating lien on qualifying first mortgage loans. Advances from FHLB were $5,000,000 and $10,000,000 at June 30, 2000 and 1999, respectively. These advances bear interest at 6.69% and 4.814% and mature on July 31, 2000 and December 31, 2007, respectively.

                       ALAMOGORDO FINANCIAL CORPORATION
                        NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999

NOTE 7    EMPLOYEE RETIREMENT BENEFIT PLAN

          The Company has established a profit-sharing 401(k) type salary reduction plan for all employees that meet the necessary eligibility requirements for participation in the plan. Participants fully vest after six years of service. Annual contributions are at the discretion of the Board of Directors of the Company. Contributions to the plan were made by the Company of $17,152 and $13,950 for the period ended June 30, 2000 and 1999, respectively.

          The Company also participates in a multi-employer defined benefit pension plan. The pension plan is available to all employees completing one year of service. Segregated statements of plan assets or separate actuarial valuations are not available. Total pension expense was $3,204 and $2,792 for the period ended June 30, 2000 and 1999, respectively.

          The Company adopted an employee stock ownership plan (ESOP) effective January 1, 2000 for all employees meeting certain age and service requirements. Participants begin vesting after three years of employment and fully vest after seven years of service. The plan acquired 28,560 shares of the Company's common stock at $10 per share during the Company's initial public offering. The Company borrowed $285,600 from the Association which is payable at $28,560 per year with interest at 8% through June 30, 2009. The ESOP shares are held in trust and released to the Plan pro rata as principal payments are made. On June 30, 2000, the trust allocated 2,856 shares of stock to participant accounts.

          The Company recognized compensation expense of $30,345 for the year ended June 30, 2000. The unallocated shares are accounted for as a reduction of stockholders equity and amounted to $257,040 at June 30, 2000.

NOTE 8    CONTINGENT LIABILITIES AND COMMITMENTS

          In the normal course of business, various commitments are outstanding, such as commitments to extend credit. These financial instruments with off-balance sheet risk are not reflected in the consolidated financial statements. Management does not anticipate any significant losses as a result of these transactions. The following summarizes these financial instruments:

                                                        June 30,
                                                  2000            1999
                                              -----------     -----------
            Commitments to extend credit      $   310,000     $   804,000

            Unused line of credit                 211,000          43,000

                       ALAMOGORDO FINANCIAL CORPORATION
                        NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999


NOTE 8    CONTINGENT LIABILITIES AND COMMITMENTS, Continued

          Since certain commitments to make loans and fund lines of credit expire without being used, the amounts do not necessarily represent future cash commitments. In addition, commitments used to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded on the consolidated balance sheet.

          As of June 30, 2000, variable rate and fixed rate commitments to make loans amounted to approximately $0 and $310,000. The interest rates on fixed rate commitments ranged from 8.5% to 9.5%. As of June 30, 1999, variable rate and fixed rate commitments to make loans amounted to approximately $0 and $804,000. The interest rates on fixed rate commitments ranged from 7.00% to 9.00.

          The Company is required by regulatory authorities to maintain certain daily cash balances. The Company's reserve requirements were met through vault cash at June 30, 2000 and 1999.

NOTE 9    INCOME TAXES

          The Company and subsidiaries file a consolidated income tax return. The Company recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the currently enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

          The provision for income taxes consists of the following:

                                            June 30
                                      2000            1999
                                  -----------     -----------
            Current
             Federal              $   371,900     $   303,290
             State                     16,700         (10,390)
                                  -----------     -----------
                                      388,600         292,900

            Deferred
             Federal                   36,956           3,236
             State                      1,961             163
                                  -----------     -----------
                                       38,917           3,399
                                  -----------     -----------
                                  $   427,517     $   296,299
                                  ===========     ===========
            Effective Tax Rate             34%             30%
                                  ===========     ===========

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999


NOTE 9    INCOME TAXES, Continued


          The income tax differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

                                                                             June 30
                                                                       2000           1999
                                                                   ------------   -----------
            Expense at statutory rate                              $    427,186   $   331,426
            State income taxes,  net of federal tax benefit              11,022        (6,898)
            Nontaxable municipal Interest income                        (21,921)      (32,462)
            Other, net                                                   11,230         4,233
                                                                   ------------   -----------
                                                                   $    427,517   $   296,299
                                                                   ============   ===========

          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                                                  June 30
                                                                                            2000           1999
                                                                                       -------------   ------------
            Deferred tax assets
             Unrealized loss on available for sale
              securities                                                               $     279,779   $    179,384
             Other than temporary loss on investment in
              mutual fund                                                                    291,885        291,885
             Bad debt reserve                                                                148,831        110,560
             Reorganization expenses                                                           8,128          8,128
             Non accrual loan interest                                                        18,629         13,567
                                                                                       -------------   ------------
            Total gross deferred tax assets                                                  747,252        603,524
            Less valuation allowance                                                        (291,885)      (291,885)
                                                                                       -------------   ------------
            Total deferred tax assets                                                        455,367        311,639

            Deferred tax liabilities
             FHLB stock dividends                                                            295,038        253,715
             Loan origination costs                                                           62,023         65,468
             Book/tax depreciation                                                            71,364         61,806
                                                                                       -------------   ------------
            Total deferred tax liabilities                                             $     428,425   $    380,989
                                                                                       -------------   ------------

                                                                                       -------------   ------------
             Net deferred tax assets (liabilities)                                            26,942        (69,350)
                                                                                       =============   ============

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999


NOTE 9    INCOME TAXES, Continued

          A valuation allowance was established at June 30, 1996 for the portion of the deferred tax asset created by the other than temporary loss on investment securities in a mutual fund. Management believes that a tax benefit will not be realized.

          Equity of the Association at June 30, 2000 and 1999 includes approximately $2,700,000 of bad debt deductions for tax years prior to 1987 for which no deferred federal income tax liability has been recorded. Tax legislation passed in August 1996 now requires all thrift institutions to deduct a provision for bad debts for tax purposes based on the actual loss experience and recapture the excess bad debt reserve accumulated in the tax years after 1987.


NOTE 10   CONCENTRATIONS OF CREDIT

          All of the Company's loans, commitments, and standby letters of credit have been granted to customers in the Company's market area. Investments in state and municipal securities also involve governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.


NOTE 11   REGULATORY CAPITAL

          The Association is subject to various regulatory capital requirements administered by the federal thrift agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined)

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999



NOTE 11   REGULATORY CAPITAL, Continued

          and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2000 and June 30, 1999, that the Association meets all capital adequacy requirements to which it is subject.

          As of June 30, 2000, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Association's category.

          The following is a reconciliation of the Association's equity under generally accepted accounting principles (GAAP) to regulatory capital:

                                                                      June 30
                                                                2000            1999
                                                             ------------    ------------
            GAAP equity                                      $ 23,677,361    $ 22,417,935
            Investment in subsidiary                             (299,246)          -
            Unrealized loss on securities available for sale      419,668         269,083
                                                             ------------    ------------
            Tier 1 (Core) capital                              23,797,783      22,687,018
            Equity investment in subsidiary                       (40,686)          -
            General allowance for loan losses                     419,695         472,553
                                                             ------------    ------------
            Total Risk Based Capital                         $ 24,176,792    $ 23,159,571
                                                             ============    ============

          The Association's OTS capital ratios were (dollars in thousands):

                                                                                                    Requirements to be well
                                                                            Requirements to be         capitalized under
                                                                                Adequately             prompt corrective
                                                      Actual                   Capitalized             action provisions
                                             ------------------------   -------------------------  -------------------------
                                               Amount     Percentage       Amount     Percentage      Amount     Percentage
                                             ----------  ------------   -----------  ------------  -----------  ------------
            June 30, 2000
            -------------
             Core capital                    $   23,798          16.0%  $     3,350           3.0% $     7,444           5.0%
             Tier 1 (Core) capital               23,798          16.0%        3,350           3.0%       7,444           6.0%
             Total Risk-based
              capital                            24,177          32.5%        5,950           8.0%       7,438          10.0%

            June 30, 1999
            -------------
             Core capital                    $   22,687          14.5%  $     6,264           4.0% $     7,808           5.0%
             Tier 1 (Core) capital               22,687          14.5%        6,264           4.0%       9,369           6.0%
             Total Risk-based
              capital                            23,160          31.0%        5,968           8.0%      15,616          10.0%

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999



NOTE 12   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

          Statement of Financial Accounting Standards No. 107, Disclosures about
          ---------------------------------------------------
          Fair Value of Financial Instruments (FAS 107) requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

          Cash and Cash Equivalents

          The carrying amount approximates fair value because of the short maturity of these instruments.

          Securities

          The fair value of securities is estimated based on market values received from a securities broker.

          Loans

          The fair value of one to four family fixed and adjustable rate mortgages is calculated by using the option based pricing approach that makes use of the Monte Carlo simulation. The Monte Carlo model uses an interest rate simulation program to generate numerous random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows along each path.

          The fair value of other loans in the portfolio is calculated by using the static discounted cash flow approach. Under the static discounted cash flow approach, the economic value of a financial instrument is estimated by calculating the present value of the instrument's expected cash flows. The present value is determined by discounting the cash flows the instrument is expected to generate by the yield currently available to investors from an instrument of comparable risk and duration.

          Deposits

          The fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, NOW accounts, money market demand and savings accounts, is equal to the amount payable on demand. The fair value of certificate accounts is based on the static discounted cash flow approach. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999


NOTE 12   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued


          Note Payable

          The fair value of the note payable is based on the static discounted cash flow approach. The discount rate used is the rate currently available to investors from an instrument of comparable risk and duration.

          Off Balance Sheet Financial Instruments

          The fair value of financial instruments with off balance sheet risk is based on the credit quality and relationship, probability of funding and other requirements. Fair values of off balance sheet financial instruments are not material to the consolidated financial statements.

          Limitations

          Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, significant assets that are not considered financial instruments include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

                       ALAMOGORDO FINANCIAL CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2000 AND 1999


NOTE 12   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued


          The estimated fair values of the Company's financial instruments are as follows:

                                                    June 30, 2000                              June 30, 1999
                                                    -------------                              -------------
                                              Carrying        Estimated                  Carrying        Estimated
                                               Value          Fair Value                  Value          Fair Value
                                           -------------------------------            -------------------------------
     Financial Assets
       Cash and cash
        Equivalents                        $   3,159,098         3,159,098            $   8,471,573     $   8,471,573
       Securities                             17,305,587        17,290,662               20,502,842        20,507,360
       Loans                                 116,781,986       113,918,677              115,949,420       115,851,926
       Accrued interest                          911,749           911,749                  955,018           955,018

     Financial Liabilities
       Deposits                              116,298,212       116,298,237              122,468,333       122,334,527
       Advance payments by
        borrowers for taxes and
        insurance                              1,035,321         1,034,118                1,006,270         1,005,238
       Accrued interest                           77,340            77,340                   76,988            76,988
       Advances from FHLB                      5,000,000         5,000,000               10,000,000         9,985,000

     Off balance sheet
       instruments


NOTE 13   NET INCOME AND DIVIDENDS PER SHARE

          The Company completed a public stock offering on May 16, 2000, issuing an additional 1,274,900 shares of its $.10 par value common stock. Net income per share of $.665 is calculated based on the net income for the year ended June 30, 2000 divided by the shares outstanding at June 30, 2000 of 1,246,440 (1,275,000 less 28,560 shares held in trust for the ESOP Plan).

          Cash dividends per share of $.105 were paid on common stock outstanding at June 30, 2000 of 357,000 shares. Cash dividends were not paid on the shares held by AF Mutual Holding Company, which waived its dividends.

          Earnings per share and dividends per share have not been calculated for the year ended June 30, 1999 because the presentation would not be meaningful.

                           SUPPLEMENTARY INFORMATION

                       ALAMOGORDO FINANCIAL CORPORATION
                          CONSOLIDATION BALANCE SHEET
                                 JUNE 30, 2000

                                   Alamogordo
                                      Federal
                                      Savings      Space                                   Alamogordo
                                     and Loan     Age City                  Consolidated    Financial                  Consolidated
                                  Association   Corporation  Eliminations      Balance     Corporation  Eliminations     Balance
                                  -----------   -----------  ------------   ------------   -----------  ------------   ------------
          ASSETS

Cash and cash equivalent         $  3,159,098   $   110,419  $   (110,419)  $  3,159,098   $ 1,886,763  $ (1,886,763)  $  3,159,098

Investment securities
  Held to maturity                 15,468,333             -             -     15,468,333             -             -     15,468,333
  Available for sale                1,837,254             -             -      1,837,254             -             -      1,837,254
                                 ------------   -----------  ------------   ------------   -----------  ------------   ------------
    Total investment securities    17,305,587             -             -     17,305,587             -             -     17,305,587

Loans, net                        116,781,986             -             -    116,781,986             -             -    116,781,986
Real estate owned, net                 52,471             -             -         52,471             -             -         52,471
Premises and equipment, net         8,302,909       188,617             -      8,491,526             -             -      8,491,526
Stock in Federal Home Loan Bank,
  at cost                           1,435,400             -             -      1,435,400             -             -      1,435,400
Investment in affiliate               181,686             -      (181,686)             -    23,677,361   (23,677,361)             -
Accrued interest                      911,749             -             -        911,749             -             -        911,749
Note receivable from affiliate        117,227             -      (117,227)             -       257,040      (257,040)             -
Federal income taxes refundable             -           932          (932)             -             -             -              -
Deferred income taxes                  26,942             -             -         26,942             -             -         26,942
Other assets                          197,949           278             -        198,227        31,502             -        229,729
                                 ------------   -----------  ------------   ------------   -----------  ------------   ------------
        TOTAL ASSETS             $148,473,004   $   300,246  $   (410,264)  $148,362,986   $25,852,666  $(25,821,164)  $148,394,488
                                 ============   ===========  ============   ============   ===========  ============   ============

   LIABILITIES AND RETAINED
         EARNINGS

LIABILITIES

Deposits                         $118,295,394   $         -  $   (110,419)  $118,184,975  $          -  $ (1,886,763)  $116,298,212
Advance payments by borrowers
  for taxes and insurance           1,035,321             -             -      1,035,321             -             -      1,035,321
Accrued interest and other
  liabilities                         191,584         6,500        (6,159)       191,985        34,487             -        226,472
Advances from Federal Home
  Loan Bank                         5,000,000             -             -      5,000,000             -             -      5,000,000
Note payable                          275,040       112,000      (112,000)       257,040             -      (257,040)             -
Income tax payable                     16,304             -             -         16,304         3,859             -              -
Minority interest in Alamogordo
  Financial Corporation                     -             -             -              -             -             -              -
                                 ------------   -----------  ------------   ------------  ------------  ------------   ------------
    Total Liabilities             124,795,643       118,560      (228,578)   124,685,625        38,346    (2,143,803)   122,580,168

RETAINED EARNINGS

Common stock                              100        29,000       (29,000)           100       127,500           100        127,500
Additional paid in capital          1,494,107       112,000      (112,000)     1,494,107     2,857,154     1,494,107      2,857,154
Retained earnings                  22,859,862        40,686       (40,686)    22,859,862    23,086,706   (22,440,194     23,506,374
Unearned ESOP Shares                 (257,040)            -             -       (257,040)     (257,040)     (257,040)      (257,040)
Accumulated other comprehensive
  income, net of tax of
  $(179,387)                         (419,668)            -             -       (419,668)            -             -       (419,668)
                                 ------------   -----------  ------------   ------------  ------------  ------------   ------------
    Total Retained Earnings        23,677,361       181,686      (181,686)    23,677,361    25,814,320   (23,677,361)    25,814,320
                                 ------------   -----------  ------------   ------------  ------------  ------------   ------------

        TOTAL LIABILITIES AND
          RETAINED EARNINGS      $148,473,000   $   300,246  $   (410,264)  $148,362,986  $ 25,852,666  $(25,821,164)  $148,394,488
                                 ============   ===========  ============   ============  ============  ============   ============

     See accompanying report of independent certified public accountants.

                       ALAMOGORDO FINANCIAL CORPORATION
                       CONSOLIDATING STATEMENT OF INCOME
                           YEAR ENDED JUNE 30, 2000


                                                      Alamogordo
                                                        Federal
                                                        Savings          Space                                         Alamogordo
                                                       and Loan        Age City                       Consolidated      Financial
                                                      Association     Corporation     Eliminations       Balance       Corporation
                                                      -----------     -----------     ------------    -------------    -----------
Interest Income
   Interest and fees on loans                         $ 9,106,381     $         -     $          -    $   9,106,381    $         -
   Interest on securities                                 947,500               -                -          947,500              -
   Interest on mortgage-backed securities                 170,416               -                -          170,416              -
   Other                                                  351,138           5,977          (14,937)         342,178         15,340
                                                      -----------     -----------     ------------    -------------    -----------
       Total interest income                           10,575,435           5,977          (14,937)      10,566,475         15,340

Interest expense
   Interest on deposits                                 6,202,265               -           (5,977)       6,196,288              -
   Interest on FHLB and other borrowings                  486,734           8,960           (8,960)         486,734              -
                                                      -----------     -----------     ------------    -------------    -----------
       Total interest expense                           6,688,999           8,960          (14,937)       6,683,022              -
                                                      -----------     -----------     ------------    -------------    -----------
       Net interest income                              3,886,436          (2,983)               -        3,883,453         15,340

Provision (credit) for loan losses                        (50,000)              -                -          (50,000)             -
                                                      -----------     -----------     ------------    -------------    -----------
       Net interest income after provision
          for loan losses                               3,936,436          (2,983)               -        3,933,453         15,340

Other Income (loss)
   Service charges and fees                               223,704               -                -          223,704              -
   Gain (loss) on sale of real estate owned                (2,222)              -                -           (2,222)             -
   Gain on sale of premises and equipment                       -          29,109                -           29,109              -
   Other                                                  151,832           8,680          (27,419)         133,093        822,941
                                                      -----------     -----------     ------------    -------------    -----------
       Total other income                                 373,314          37,789          (27,419)         383,684        822,941
                                                      -----------     -----------     ------------    -------------    -----------

Other expenses
   Salaries and benefits                                1,360,344           3,600                -        1,363,944              -
   Occupancy                                              685,146           3,354                -          688,500              -
   Data processing fees                                   266,060               -                -          266,060              -
   Federal insurance premiums and other insurance          91,690               -                -           91,690              -
   Advertising                                             90,741               -                -           90,741              -
   Other                                                  568,161           1,413                -          569,574          5,540
                                                      -----------     -----------     ------------    -------------    -----------
       Total other expenses                             3,062,142           8,367                -        3,070,628          5,540
                                                      -----------     -----------     ------------    -------------    -----------
       Income before income taxes                       1,247,608          26,439          (27,419)       1,246,628        832,741

Provision for Income taxes                                424,667            (980)               -          423,687          3,830
                                                      -----------     -----------     ------------    -------------    -----------
       Net income                                     $   822,941     $    27,419     $    (27,419)   $     822,941    $   828,911
                                                      ===========     ===========     ============    =============    ===========

                                                                          Consolidated
                                                       Eliminations          Balance
                                                       ------------       ------------
Interest Income
   Interest and fees on loans                          $          -       $  9,106,381
   Interest on securities                                         -            947,500
   Interest on mortgage-backed securities                         -            170,416
   Other                                                    (15,340)           342,178
                                                       ------------       ------------
       Total interest income                                (15,340)        10,566,475

Interest expense
   Interest on deposits                                     (12,398)         6,183,890
   Interest on FHLB and other borrowings                     (2,942)           483,792
                                                       ------------       ------------
       Total interest expense                               (15,340)         6,667,682
                                                       ------------       ------------
       Net interest income                                        -          3,898,793

Provision (credit) for loan losses                                -            (50,000)
                                                       ------------       ------------
       Net interest income after provision
          for loan losses                                         -          3,948,793

Other Income (loss)
   Service charges and fees                                       -            223,704
   Gain (loss) on sale of real estate owned                       -             (2,222)
   Gain on sale of premises and equipment                         -             29,109
   Other                                                   (822,941)           133,093
                                                       ------------       ------------
       Total other income                                  (822,941)           383,684
                                                       ------------       ------------

Other expenses
   Salaries and benefits                                          -          1,363,944
   Occupancy                                                      -            688,500
   Data processing fees                                           -            266,060
   Federal insurance premiums and other insurance                 -             91,690
   Advertising                                                    -             90,741
   Other                                                          -            575,114
                                                       ------------       ------------
       Total other expenses                                       -          3,076,049
                                                       ------------       ------------
       Income before income taxes                          (822,941)         1,256,428

Provision for Income taxes                                        -            427,517
                                                       ------------       ------------
       Net income                                      $   (822,941)      $    828,911
                                                       ============       ============

     See accompanying report of independent certified public accountants.

                           COMMON STOCK INFORMATION


The common stock of Alamogordo Financial Corporation is traded on the over-the-counter market with quotations available through the OTC Bulletin Board under the symbol "ALMG". At June 30, 2000, Alamogordo Financial Corporation had 1,275,000 shares outstanding of which 357,000 shares were held by persons other than our mutual holding company parent. On June 30, 2000, we had approximately 148 shareholders of record. From May 16, 2000, the date we went public, until June 30, 2000, our high price per share was $10.625, our low price per share was $10.00, and we declared dividends of $.105 per share.

CORPORATE INFORMATION
Alamogordo Financial Corp.

DIRECTORS

Robert W. Hamilton                           S. Thomas Overstreet
Chairman                                     Vice Chairman
Alamogordo Financial Corporation             Alamogordo Financial Corporation
Retired Owner                                Attorney at Law
Hamilton Funeral Home                        Overstreet and Associates, P.C.

Earl E. Wallin                               Jimmie D. Randall
Retired President                            Retired Owner
Alamogordo Federal Savings and Loan          Sacramento Motors

R. Miles Ledgerwood
President
Alamogordo Financial Corporation

OFFICERS

R. Miles Ledgerwood
President

Julia A. Eggleston
Vice President, Secretary

Norma J. Clute
Chief Financial Officer, Treasurer

EXECUTIVE OFFICES

Alamogordo Federal Savings & Loan Association
2/nd/ Floor
500 Tenth Street
Alamogordo, New Mexico 88310
(505) 437-9334

BANKING OFFICES

Main Office                                  Branch Office
500 Tenth Street                             233 S. New York
Alamogordo, New Mexico 88310                 Alamogordo, New Mexico 88310

                             CORPORATE INFORMATION
                          Alamogordo Financial Corp.

TRANSFER AGENT

Computershare
P. O. Box 1596
Denver, Colorado 80201-1596

STOCKHOLDER RELATIONS

Norma J. Clute
Chief Financial Officer & Treasurer
Alamogordo Federal Savings and Loan Association
500 Tenth Street
Alamogordo, New Mexico 88310
(505) 437-9334

AUDITORS

The Accounting & Consulting Group, L.L.P.
P. O. Box 898
Alamogordo, New Mexico 88311-9984

COUNSEL                             10-KSB AVAILABILITY

Overstreet & Associates, P.C.       Copies of the Alamogordo Financial Corp.
1011 New York Avenue                Form 10-KSB for the year ended June 30, 2000
Alamogordo, New Mexico 88310        are available free of charge to stockholders
                                    upon written request to:
Luse Lehman Gorman Pomerenk
& Schick, P.C.
5335 Wisconsin Avenue, N.W.         Alamogordo Federal Savings & Loan Assoc.
Suite 400                           500 Tenth Street
Washington, D. C. 20015             Alamogordo, New Mexico 88310
                                    Attn: Norma J. Clute