Form 10KSB, Exhibit 13
period 2001-06-30
ALAMOGORDO FINANCIAL CORP
filed 2001-09-28
CIK 1100542

EXHIBIT 13

                                TABLE OF CONTENTS

                                                                         Page

MESSAGE TO OUR SHAREHOLDERS.................................................1

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA..............................3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITIONAND RESULTS OF OPERATIONS ........................................5

SELECTED QUARTERLY FINANCIAL DATA..........................................14

COMMON STOCK AND RELATED MATTERS...........................................14

CORPORATE INFORMATION......................................................15

STOCKHOLDER INFORMATION....................................................16

                           MESSAGE TO OUR SHAREHOLDERS


                [LETTERHEAD OF ALAMOGORDO FINANCIAL CORPORATION]




Dear Shareholder,

Since I joined our family 18 years ago, the main focus of our Company has been to capitalize on the many opportunities that come before us to provide financing here in Otero County, while at the same time returning to our depositors and shareholders, a return that is tangible. Achieving this goal requires that we have the vision necessary to lead, and that we manage, execute and drive our Company towards these goals.

In this my second letter to shareholders as President of our Company, I would like to provide a framework for where we are going and why, and discuss the context for the accomplishments of this past year.

As a community based organization, we operate in a market that contains diverse ethnic backgrounds that require varying economic wants, needs, financial services and consumer preferences. This diverse market does share one thing in common. They desire financial services that offer tangible benefits. This fundamental belief underlies what we consider to be substantial growth opportunities.

In most communities, financial institutions have broadened the array of financial products and services they offer. No longer can we continue to offer a limited number of products, we must and are starting the process of widening our scope of products and we see great potential growth opportunities. For example, we are offering new deposit products that allow customers to add to a certificate of deposit. We additionally are expanding our list of loan products to include both consumer and commercial loans. These strategic initiatives will position us to remain competitive and create additional revenues for our Company.

The Year in Review

Our results for the past year reflect both the improvements we have made to our Company as well as the challenges we continue to face. The driving force behind our Company continues to be Alamogordo Federal Savings and Loan Association. Still dedicated to its principle of providing mortgage loan financing, the Association originated $23 million in mortgage loans this past year. Consumer and Commercial financing increased to $7 million, up 12 %. Although the financing of single family residences has remained Alamogordo Federal's mainstay, its increased activity in the Consumer and Commercial areas is most evident and offers greater potential for growth.

With declining interest rates this past year, our deposit base increased by 1.68 %. Deposits at year end totaled $118 million. Efforts to grow deposits are presently underway.

Total net income equaled $776,138 and earnings per share were $0.62. Our strength remains our equity which now totals $26,817,109.



We appreciate the continued support of all our shareholders and customers and wish to thank our officers, directors and employees for their continued hard work and the innovative ideas they generate every day. I am excited about the tremendous prospects that lie ahead for Alamogordo Financial Corporation and can only imagine our future as being a bright one!

Sincerely,

/s/ R. Miles Ledgerwood

R. Miles Ledgerwood
President & Chief Executive Officer

                        SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth certain financial and other data of Alamogordo Financial Corporation (the "Company") at the dates and for the periods indicated. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein.

                                                                   At June 30,
                                                    ------------------------------------------
                                                     2001        2000       1999        1998
                                                    ------      ------     ------      -------
                                                                 (In Thousands)
Selected Financial Condition Data
Total assets...........................              $146,579  $148,394   $156,158   $160,368
Loans receivable, net..................              122,995    116,782   115,949    109,766
Mortgage-backed securities:
  Held to maturity.....................                  127        211       319        976
  Available for sale...................                2,159      2,551     3,114      3,957
Securities:
  Held to maturity.....................                1,175      1,626     3,154      3,047
  Available for sale...................                3,506     12,918    13,916     24,733
Deposits...............................              118,257    116,298   122,469    126,659
Total borrowings.......................                   --      5,000    10,000     19,151
Equity.................................               26,817     25,814    22,441     22,066


                                                                 Year Ended June 30,
                                                      ---------------------------------------------------
                                                       2001           2000          1999           1998
                                                      ------         ------        ------         -------
          (In Thousands Except Per Share Data)
Selected Operating Data:
Total interest income.................             $  10,191     $  10,567    $  11,016     $  11,225
Total interest expense................                 6,348         6,668        7,279         7,176
 Net interest income..................                 3,843         3,899        3,737         4,049
Provision (credit) for loan losses....                    --           (50)          --            --
 Net interest income after provision for
  loan losses.........................                 3,843         3,949        3,737         4,049

Other income..........................                   426           384          260           213
Other expenses.......................                  3,058         3,076        3,022         2,611
Income before income taxes............                 1,211         1,257          975         1,651
Provision for income taxes............                   435           428          296           536
Net income............................             $     776     $     829    $     679     $   1,115
Net income per share-basic............             $    .623     $   0.665          N/M           N/M
Net income per share-diluted..........             $    .623     $   0.665          N/M           N/M
Dividends per share...................             $    .405     $   0.105          N/M           N/M
Number of shares used in per share
 calculation-basic and diluted........             1,246,440(1)  1,246,440(1)       N/M           N/M

_______________________

N/M Not meaningful; no public shareholders during the year.
(1) Number of shares outstanding at June 30, 2001 and 2000 excludes 28,560 shares held by the employee stock ownership plan trust for Alamogordo Federal Savings and Loan Association.

                                                        At or for the Year Ended June 30,
                                                     --------------------------------------
                                                     2001        2000       1999       1998
                                                     ----       ------     ------     -----
Key Operating Ratios and Other Data:

Performance Ratios:
   Return on assets (ratio of net income
     to average total assets)....................   0.53%      0.53%      0.42%      0.72%
   Return on equity (ratio of net income
     to average equity)..........................   2.97       3.67       3.03       5.18
   Average interest rate spread..................   2.13       2.32       2.06       2.28
 Interest rate spread at end of period...........   2.10       2.16       2.19       2.23
 Net interest margin (1).........................   2.87       2.77       2.53       2.81
 Ratio of operating expenses to average
   total assets..................................   2.10       1.98       1.89       1.69
 Ratio of average interest-earning assets to
   average interest-bearing liabilities.......... 115.65     109.41     109.54     110.50
 Efficiency ratio (2)............................  71.63      71.82      75.61      61.26
 Dividend payout ratio...........................  65.01      16.15(3)      --         --

Asset Quality Ratio:
 Non-performing assets to total assets...........   0.74       0.52       0.33       0.51
 Allowance for loan losses to
   non-performing loans..........................  43.02      58.68      88.72      60.83
 Allowance for loan losses to gross
   loans receivable..............................   0.33       0.35       0.39       0.43

Capital Ratios:
 Equity to total assets at end of period.........  18.30      17.40      14.37      13.76
 Average equity to average assets................  17.93      14.53      13.96      13.89

Other Data:
 Number of full-service offices..................      2          2          2          1

________________________

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

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Forward-Looking Statements

        This discussion and analysis reflects Alamogordo Financial's consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Alamogordo Financial's consolidated financial statements and their notes and the other statistical data provided in this Annual Report. This Annual Report contains certain "forward-looking statements" which may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors that could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services. Alamogordo Financial does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

        Alamogordo Financial's results of operations depend primarily upon the results of operations of its wholly-owned subsidiary, Alamogordo Federal Savings and Loan Association. Alamogordo Federal's results of operations depend primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, primarily savings accounts, time deposits and other borrowings. Our results of operations are also affected by our provision for loan losses, other income and other expense. Other expense consists primarily of non-interest expenses, including salaries and employee benefits, occupancy, data processing fees, deposit insurance premiums, advertising and other expenses. Other income consists primarily of non-interest income, including service charges and fees, gain (loss) on sale of real estate owned and other income. Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in market interest rates, government policies and actions of regulatory authorities.

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

        Although we originate a significant amount of 30-year fixed rate loans, we believe that the interest rate risk generally associated with these loans is mitigated by the transient nature of the persons employed in our market area. Because our local economy is heavily dependent on two U.S. Government military installations located in Otero County, many of our borrowers are employed by the federal government in positions that require frequent relocation. When these borrowers relocate, they often sell the homes securing the loan, and prepay the mortgage loan. As a result, we believe our one- to four-family residential real estate loans, particularly if the borrower is employed by the United States Government, remain outstanding for a shorter period of time than the national average for 30-year fixed-rate one- to four-family residential real estate loans. In addition, from time to time we have and may continue to purchase adjustable-rate mortgage loans, and adjustable-rate and shorter-term securities. We do not engage in trading activities or use derivative instruments to control interest rate risk.

        Alamogordo Financial's current investment strategy is to maintain a securities portfolio that provides a source of liquidity and that contributes to our overall profitability and asset mix within given quality and maturity considerations. The securities portfolio consists primarily of federal government and government sponsored corporation securities. A portion of Alamogordo Financial's investment securities, other than FHLB stock, are classified as available for sale to provide management with the flexibility to make adjustments to the portfolio in the event of changes in interest rates, to fulfill unanticipated liquidity needs, or to take advantage of alternative investment opportunities.

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

        The following table presents Alamogordo Federal's NPV at June 30, 2001, as calculated by the OTS, which is based upon quarterly information that Alamogordo Federal provided to the OTS.

                    Percentage Change in Net Portfolio Value
               -----------------------------------------------------
                   Changes
                  in Market     Projected     Estimated   Amount of
               Interest Rates    Change(1)       NPV       Change
               --------------   ----------    ---------- -----------
               (basis points)      (Dollars in Thousands)
                   300           (37)%        $17,557    $(10,379)
                   200           (25)          20,998      (6,938)
                   100           (12)          24,557      (3,379)
                    --            --           27,936          --
                  (100)            8           30,042       2,106
                  (200)           10           30,741       2,805
                  (300)           12           31,329       3,393
_______________________
(1) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.

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


                                                                  Years Ended June 30,
                             ------------------------------------------------------------------------------------------------
                                          2001                            2000                           1999
                             -----------------------------   ---------------------------    ---------------------------------
                                                  Average                       Average                              Average
                             Average               Yield/     Average            Yield/      Average                 Yield/
                             Balance    Interest   Cost       Balance  Interest   Cost       Balance    Interest      Cost
                             -------   ---------- --------    -------  -------- --------    ---------   --------    ---------
                                                                 (Dollars in Thousands)

Interest-earning assets:
 Loans receivable (1)......  $116,273   $ 9,126    7.85%     $117,055  $ 9,106   7.78%       $112,294   $ 8,994        8.01%
 Mortgage-backed
   securities (2)..........     2,538       156    6.15         3,058      171   5.59           4,010       219        5.46
 Securities (2)............    11,123       638    5.74        16,260      948   5.83          22,606     1,295        5.73
 Other interest-earning
   assets (3)..............     4,047       271    6.70         4,595      342   7.44           8,776       508        5.79
   Total interest-earning
     assets................   133,981    10,191    7.61       140,968   10,567   7.50         147,686    11,016        7.46
Non-interest-earning assets    11,956                          14,523                          12,569
     Total assets..........  $145,937                        $155,491                        $160,255

Interest-bearing liabilities:
 Transaction and savings
   deposits................   $17,191       442    2.57%     $ 18,531      446   2.41%       $ 18,181       430        2.37
 Certificate accounts......    96,492     5,765    5.97       101,477    5,738   5.65         106,572     6,354        5.96
 Borrowings................     2,165       141    6.51         8,840      484   5.48          10,075       495        4.91
   Total interest-bearing
     liabilities...........   115,848     6,348    5.48       128,848    6,668   5.18         134,828     7,279        5.40
Non-interest bearing
  liabilities..............     3,92                            4,049                           3,049
     Total liabilities.....  $119,772                        $132,897                        $137,877
   Equity..................  $ 26,165                        $ 22,594                        $ 22,378
     Total liabilities
       and equity..........  $145,937     3,843              $155,491    3,899               $160,255     3,737
Net interest income .......
Net interest rate spread (4)                       2.13%                         2.32%                                 2.06%
Net interest-earning assets  $18,133                         $ 12,120                       $  12,858
Net yield on average
 interest-earning
 assets (5)................                        2.87%                         2.77%                                 2.53%
Average interest-earning assets
 to average interest-bearing
 liabilities                  115.65%                          109.41%                         109.54%

________________________________________
(1) Amounts are net of allowance for loan losses but include non-accrual loans. Interest is recognized on non-accrual loans only as and when received.
(2)     Securities are included at carrying value.
(3) Other interest-earning assets include Federal Home Loan Bank of Dallas stock.
(4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

                                                      Years Ended June 30,
                          --------------------------------------------------------------------------------
                                        2001 vs. 2000                       2000 vs. 1999
                          ---------------------------------------   --------------------------------------
                                 Increase/(Decrease)                    Increase/(Decrease)
                                      Due to                               Due to
                           ---------------------------    Total     --------------------------     Total
                                                Rate/   Increase                        Rate/    Increase
                             Volume    Rate    Volume  (Decrease)   Volume     Rate    Volume   (Decrease)
                           --------    ----    ------  ----------   ------     ----    ------   ----------

                                                      (In Thousands)
Interest-earning assets:
 Loans receivable........    $(460)   $  66    $ 414     $  20      $(482)    $   8     $ 586       $ 112
 Mortgage-backed
  securities.............       (8)      15      (22)      (15)        (8)        6       (46)        (48)
 Investment securities...      (37)      (8)    (265)     (310)       (44)       30      (333)       (347)
 Other interest-earning
  assets.................      (15)     (54)      (2)      (71)       (13)       73      (226)       (166)
   Total interest-earning
    assets...............     (520)      19      125      (376)      (547)      117       (19)       (449)

Interest-bearing liabilities:
  Transactions and savings
   deposits..............     (22)       18       --        (4)       (20)       40        (4)         16
  Certificate accounts...     (293)     336      (16)       27       (296)     (281)      (39)       (616)
  Borrowings.............       (6)      32     (369)     (343)       (21)       52       (42)        (11)
   Total interest-bearing
    liabilities..........     (321)     386     (385)     (320)      (337)     (189)      (85)       (611)

Net interest income......    $(199)   $(367)   $ 510     $ (56)     $(210)    $ 306     $  66       $ 162


Financial Condition

        Alamogordo Financial's total assets decreased by $1.8 million, or 1.2%, to $146.6 million at June 30, 2001, from $148.4 million at June 30, 2000. The decrease resulted primarily from a decrease in securities, partially offset by an increase in loans receivable and cash and cash equivalents. Securities, including mortgage-backed securities, decreased by $10.3 million, or 59.5%, to $7.0 million from $17.3 million as a result of maturities, repayments, calls, and sales. Cash and cash equivalents increased by $2.5 million, or 78.1%, to $5.7 million from $3.2 million primarily due to the proceeds from securities and an increase in deposits, partially offset by the payoff of advances from Federal Home Loan Bank and the funding of new loans. Loans receivable increased by $6.2, or 5.3%, to $123.0 million from $116.8 million as a result of new loan originations surpassing principal repayments and loan payoffs.

        Total deposits increased by $2.0 million, or 1.7%, to $118.3 million at June 30, 2001 from $116.3 million at June 30,2000. The increase resulted from a $1.2 million, or 6.4%, increase in transaction and savings deposits to $20.0 million from $18.8 million, and a $800,000 or .8%, increase in term certificates to $98.3 million from $97.5 million. Total borrowings decreased by $5.0 million as the result of the payoff of advances from Federal Home Loan Bank.

        Equity increased by $1.0 million, or 3.9%, to $26.8 million from $25.8 million primarily due to earnings over the period and a $410,000 increase in accumulated other comprehensive income related to unrealized gains on securities available for sale, the effects of which were partially offset by dividends paid of $223,000. As of June 30, 2001, Alamogordo Federal had $24.6 million of tangible capital or 16.8% of tangible assets, $24.6 million of core capital or 16.8% of total adjusted assets, and $25.0 million of risk-based capital or 31.7% of risk-weighted assets.

Comparison of Operating Results for the Years Ended June 30, 2001 and 2000

        General. Net income decreased by $53,000, or 6.4%, to $776,000 for the fiscal year ended June 30, 2001, from $829,000 for the fiscal year ended June 30, 2000. The decrease resulted from a decrease in net interest income after the provision (credit) for loan losses, partially offset by an increase in total other income and a decrease in total other expenses.

        Total Interest Income. Total interest income decreased by $376,000, or 3.6%, to $10.1 million for the fiscal year ended June 30, 2001 from $10.5 million for the fiscal year ended June 30, 2000. The decrease resulted from decreases in interest on securities and other interest-earning assets partially offset by an increase in interest and fees on loans receivable. Interest and fees on loans receivable increased by $20,000, or .2%, to $9.12 million from $9.10 million. The increase resulted from a 7 basis point increase in the average yield on the loan portfolio to 7.85% from 7.78%, partially offset by a $800,000, or .7%, decrease in the average balance of loans receivable to $116.3 million from $117.1 million. Interest on securities (including mortgage-backed securities) and other interest-earning assets decreased by $396,000, or 26.4%, to $1.1 million from $1.5 million. This decrease resulted from a $6.2 million, or 26.0%, decrease in the average balance of securities and other interest-earning assets primarily due to maturities, repayments, calls, and sales of securities, and a 10 basis point decrease in the average yield.

        Interest Expense. Interest cost of deposits increased by $23,000, or .4%, to $6.20 million for the fiscal year ended June 30, 2001 from $6.18 million for the fiscal year ended June 30, 2000. The cost of deposits decreased as a result of the decrease in the average balance of interest-bearing deposits to $114.7 million from $120.0 million, partially offset by an increase in the average cost of deposits to 5.46% from 5.15%. Interest expense on transaction and savings accounts decreased to $442,000 from $446,000, as the average balance of transaction and savings accounts decreased to $17.2 million from $18.5 million, and was partially offset by an increase in the average cost to 2.57% from 2.41%. Interest expense on certificate accounts increased by $27,000, as the average cost increased to 5.97% from 5.65%, and was partially offset by a decrease in the average balance to $96.5 million from $101.5 million. Interest expense on borrowings decreased by $343,000 due to a $6.7 million decrease in average borrowings partially offset by a 103 basis point increase in average cost of borrowings.

        Net Interest Income. Net interest income decreased by $56,000 or 1.4%, to $3.8 million for the fiscal year ended June 30, 2001 from $3.9 million for the fiscal year ended June 30, 1999. Net interest rate spread, the difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities, decreased by 19 basis points to 2.13% from 2.32%, and net interest margin, or net interest income as a percentage of average interest-earning assets, increased by 10 basis points to 2.87% from 2.77%.

        Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that we believe is appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers loss experience, evaluations of real estate collateral, economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgement of information available to them at the time of their examination. Based on our evaluation of these factors, and our net loan charge-offs of $9,000 and $3,000 for the years ended June 30, 2001 and 2000, respectively, we made no provision for loan losses during these periods. Additionally, and after consultation with our independent auditors, we recognized a credit for loan losses of $50,000 for the year ended June 30, 2000. The allowance for loan losses was $410,000, or 43.0% of total nonperforming loans at June 30, 2001 and $419,000, or 58.7% of total nonperforming loans at June 30, 2000. Management believes that the allowance for loan losses at June 30, 2001 and 2000 was adequate.

        Other Income. Total other income increased by $42,000, or 10.9%, to $426,000 from $384,000. Service charges and fees increased by $68,000 primarily due to deposit account service charges, loan late charges, and credit card commissions. Gain on sale of premises and equipment totaled $29,000 for the year ended June 30, 2000, as compared to no gain for the current period as a result of the sale of land.

        Other Expense. Total other expense decreased by $18,000, or .6%, to $3.06 million for the fiscal year ended June 30, 2001 from $3.08 million for the year ended June 30, 2000. Salaries and benefits expense decreased by $21,000 and other expense increased by $53,000. Federal insurance premiums and other insurance expense decreased $25,000, primarily due to the fact that the Federal Deposit Insurance Corporation assessment rate for savings associations was lowered effective January 1, 2000. Advertising expense decreased by $37,000 primarily due to additional marketing programs in the previous period. In aggregate, other expense decreased by $80,000, pursuant to an expense sharing agreement entered into between Alamogordo Financial and AF Mutual Holding Company. Alamogordo Financial is a majority owned subsidiary of AF Mutual Holding Company.

        Provision for Income Taxes. The provision for income taxes increased to $435,000, or 35.9% of net income before income taxes, from $428,000, or 34.0% of net income before income taxes. The increase in the provision and the effective tax rate reflects a decrease in tax-exempt securities and other changes in deferred tax items, partially offset by a decrease in net income before income taxes.


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

        Net Interest Income. Net interest income increased by $162,000 or 4.4%, to $3.9 million for the fiscal year ended June 30, 2000 from $3.7 million for the fiscal year ended June 30, 1999. Net interest rate spread, the difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities, increased by 26 basis points to 2.32% from 2.06%, and net interest margin, or net interest income as a percentage of average interest-earning assets, increased by 24 basis points to 2.77% from 2.53%.

        Provision for Loan Losses. Based on the factors described above, and our net loan charge-offs of $3,000 and $14,000 for the years ended June 30, 2000 and 1999, respectively, we made no provision for loan losses during these periods. Additionally, and after consultation with our independent auditors, we recognized a credit for loan losses of $50,000 for the year ended June 30, 2000. This resulted in the allowance for loan losses decreasing to $419,000, or 58.7% of total nonperforming loans at June 30, 2000 from $472,000, or 88.7% of total nonperforming loans at June 30, 1999. Management believes that the allowance for loan losses at June 30, 2000 and 1999 was adequate.

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

Liquidity and Capital Resources

        Our liquidity management objective is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise. Our primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of funds include increases in deposits and advances from the FHLB of Dallas.

        Alamogordo Federal is required by OTS regulations to maintain sufficient liquidity to ensure its safe and sound operation. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. At June 30, 2001, Alamogordo Federal's liquidity, as measured for regulatory purposes, was 8.7%.

        At June 30, 2001, Alamogordo Federal had loan commitments of $1,508,000 and unused lines of credit of $405,000. Alamogordo Federal believes that it has adequate resources to fund loan commitments as they arise. If Alamogordo Federal requires funds beyond its internal funding capabilities, additional advances from the FHLB of Dallas are available. At June 30, 2001, approximately $46.1 million of time deposits were scheduled to mature within a year, and we expect that a portion of these time deposits will not be renewed upon maturity.

        Alamogordo Financial has not and does not currently intend to engage in any significant business activity other than owning the common stock of Alamogordo Federal. In order to provide sufficient funds for its operations, Alamogordo Financial retained and invested 50% of the net proceeds of the stock offering remaining after making the loan to the ESOP. In the future, Alamogordo Financial's primary source of funds, other than income from its investments and principal and interest payments received with respect to the ESOP loan, is expected to be dividends from Alamogordo Federal. As a stock savings and loan association, Alamogordo Federal is subject to regulatory limitations on its ability to pay cash dividends.

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

Impact of New Accounting Standards

        There are no recently issued accounting standards anticipated to have an impact on future consolidated financial statements.


                        SELECTED QUARTERLY FINANCIAL DATA

        A summary of selected quarterly financial data for the years ended June 30, 2001 and 2000 is as follows:

                                  First         Second         Third         Fourth
                                 Quarter        Quarter       Quarter        Quarter
                               -------------------------------------------------------
                                          (In Thousands Except Per Share Data)
Fiscal 2001
Interest income............      $ 2,564       $ 2,560        $ 2,522       $ 2,545
Net interest income........          913           931            966         1,033
Provision for losses.......            0             0              0             0
Income before provision
 for income taxes..........          239           244            368           360
Net income.................          143           160            240           233

Net income per common share:
 Basic.....................      $  .115       $  .128        $  .193       $  .187
 Diluted...................         .115          .128           .193          .187

Fiscal 2000
Interest income............      $ 2,634       $ 2,647        $ 2,652       $ 2,634
Net interest income........          980           973            971           975
Provision for losses.......            0             0              0           (50)
Income before provision
 for income taxes..........          322           261            353           321
Net income.................          229           159            231           210

Net income per common share:
 Basic.....................      $  .184       $  .128       $   .185       $  .168
 Diluted.................           .184          .128           .185          .168

                        COMMON STOCK AND RELATED MATTERS

        Alamogordo Financial's common stock trades over-the-counter on the OTC Bulletin Board under the symbol "ALMG." As of September 15, 2001, Alamogordo Financial had 152 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 1,292,317 shares outstanding, including 918,000 shares held by AF Mutual Holding Company.

        The following table sets forth market price and dividend information for the common stock since Alamogordo Financial's initial public offering in May 2000.

Fiscal Year Ended                                            Cash Dividends
  June 30, 2001              High             Low              Declared
-----------------            ----             ---              --------
First quarter             $  11.7500     $  10.3750          $.105 per share
Second quarter            $  12.5000     $  11.6875          $.130 per share
Third quarter             $  17.5000     $  12.5000          $.170 per share
Fourth quarter            $  20.0000     $  17.0000          $.170 per share

 Fiscal Year Ended                                            Cash Dividends
  June 30, 2000              High             Low              Declared
-----------------            ----             ---              --------
Fourth quarter            $  10.6250     $  10.0000          $.105 per share


        Payment of dividends on Alamogordo Financial's common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Alamogordo Financial's results of operations and financial condition, tax considerations and general economic conditions. Alamogordo Financial may look to Alamogordo Federal as a source of funds with which to pay dividends. Alamogordo Federal is limited by the OTS in the amount of and the circumstances under which it may distribute capital to Alamogordo Financial. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue. AF Mutual Holding Company has waived the right to receive all dividends declared on the 918,000 shares of Alamogordo Financial that it owns.

                        ALAMOGORDO FINANCIAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS
                                  AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             JUNE 30, 2001 AND 2000

                        ALAMOGORDO FINANCIAL CORPORATION


                                Table of Contents

                                                                          Page

Report of Independent Certified Public Accountants                            1

Consolidated Financial Statements

       Consolidated Balance
       Sheets,                                                                2
       As of June 30, 2001 and 2000

       Consolidated Statements of Income
          Years Ended June 30, 2001, 2000 and 1999                            3

       Consolidated Statements of Changes in Equity,
          Years Ended June 30, 2001, 2000 and 1999                            4

       Consolidated Statements of Cash Flows,
          Years Ended June 30, 2001, 2000 and 1999                            5

Notes to Consolidated Financial Statements                                    7

               Report of Independent Certified Public Accountants



The Board of Directors
ALAMOGORDO FINANCIAL CORPORATION
Alamogordo, New Mexico

We have audited the consolidated balance sheets of Alamogordo Financial Corporation and subsidiary (the Company) as of June 30, 2001 and 2000, and the related consolidated statements of income, changes in equity and cash flows for the years ended June 30, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alamogordo Financial Corporation and subsidiary as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.





August 27, 2001
Alamogordo, New Mexico

                        ALAMOGORDO FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2001 AND 2000

                                                                           2001               2000
                                                                     ---------------      --------------
                               ASSETS

Cash and cash equivalents (Note 1)                                 $      5,724,038     $     3,159,098

Securities
      Available-for-sale (Note 2)                                         5,664,589          15,468,333
      Held-to-maturity (Note 2)                                           1,301,986           1,837,254

Loans, net (Note 3)                                                     122,995,101         116,781,986
Real estate owned                                                           132,987              52,471
Premises and equipment, net (Note 4)                                      8,183,930           8,491,526
Stock in Federal Home Loan Bank, at cost                                  1,519,600           1,435,400
Accrued interest                                                            781,482             911,749
Income taxes receivable                                                      14,861             -
Deferred income taxes (Note 9)                                             -                     26,942
Other assets                                                                260,629             229,729
                                                                     ---------------      --------------

                   TOTAL ASSETS                                    $    146,579,203     $   148,394,488
                                                                     ===============      ==============

                    LIABILITIES AND EQUITY

LIABILITIES

Deposits (Note 5)                                                  $    118,257,054     $   116,298,212
Escrows                                                                   1,063,288           1,035,321
Accrued interest and other liabilities                                      210,282             226,472
Deferred income taxes (Note 9)                                              231,470             -
Advances from Federal Home Loan Bank (Note 6)                              -                  5,000,000
Income taxes payable                                                       -                     20,163
                                                                     ---------------      --------------
          Total Liabilities                                             119,762,094         122,580,168

Contingent liabilities and commitments (Note 8)

EQUITY

Common Stock, $.10 par value, 10,000,000 shares authorized,
      1,275,000 shares outstanding                                          127,500             127,500
Additional paid in capital                                                3,187,379           2,857,154
Retained earnings, substantially restricted                              24,070,627          23,506,374
Unearned ESOP shares and stock awards                                     (558,705)           (257,040)
Accumulated other comprehensive income                                      (9,692)           (419,668)
                                                                     ---------------      --------------
          Total Equity                                                   26,817,109          25,814,320
                                                                     ---------------      --------------

                   TOTAL LIABILITIES AND EQUITY                    $    146,579,203    $   148,394,488
                                                                     ===============      ==============


           See accompanying notes to consolidated financial statements

                                        ALAMOGORDO FINANCIAL CORPORATION
                                       CONSOLIDATED STATEMENTS OF INCOME
                                    YEARS ENDED JUNE 30, 2001, 2000 and 1999

                                                                  2001               2000               1999
                                                              -------------      -------------      -------------
Interest income
      Interest and fees on loans                            $    9,125,831     $    9,106,381     $    8,993,713
      Interest on securities                                       637,975            947,500          1,294,612
      Interest on mortgage-backed securities                       156,074            170,416            219,678
      Interest on other interest-earning assets                    271,242            342,178            508,279
                                                              -------------      -------------      -------------
          Total interest income                                 10,191,122         10,566,475         11,016,282

Interest expense
      Interest on deposits                                       6,206,593          6,183,890          6,783,713
      Interest on FHLB and other borrowings                        141,288            483,792            495,611
                                                              -------------      -------------      -------------
          Total interest expense                                 6,347,881          6,667,682          7,279,324
                                                              -------------      -------------      -------------
          Net interest income                                    3,843,241          3,898,793          3,736,958

Provision (credit) for loan losses (Note 3)                        -                 (50,000)            -
                                                              -------------      -------------      -------------
          Net interest income after provision for loan           3,843,241          3,948,793          3,736,958
          losses

Other income (loss)
      Service charges and fees                                     291,938            223,704            134,010
      Gain (loss) on sale of real estate owned                       2,779            (2,222)           (10,429)
      Gain on sale of premises and equipment                       -                   29,109            -
      Loss on sale of securities                                   (4,950)            -                  -
      Other                                                        136,463            133,093            135,850
                                                              -------------      -------------      -------------
          Total other income                                       426,230            383,684            259,431
                                                              -------------      -------------      -------------

Other expenses
      Salaries and benefits                                      1,342,670          1,363,944          1,269,169
      Occupancy                                                    693,535            688,500            650,785
      Data processing fees                                         273,953            266,060            335,658
      Federal insurance premiums and other insurance                67,056             91,690            120,846
      expense
      Advertising                                                   53,604             90,741             61,053
      Other                                                        627,634            575,114            584,095
                                                              -------------      -------------      -------------
          Total other expenses                                   3,058,452          3,076,049          3,021,606
                                                              -------------      -------------      -------------
          Income before income taxes                             1,211,019          1,256,428            974,783

Provision for income taxes (Note 9)                                434,881            427,517            296,299
                                                              -------------      -------------      -------------
          Net Income                                        $      776,138     $      828,911     $      678,484
                                                              =============      =============      =============

Net income per common share-basic (Note 13)                 $        0.623     $        0.665     $          N/A
                                                              =============      =============      =============
Minority shareholders cash dividends
  per common share (Note 13)                                $        0.405     $        0.105     $          N/A
                                                              =============      =============      =============
Number of shares used in per-share calculation-basic             1,246,440          1,246,440                N/A
(Note 13)                                                     =============      =============      =============




           See accompanying notes to consolidated financial statements



                                                     ALAMOGORDO FINANCIAL CORPORATION
                                               CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                                                 YEARS ENDED JUNE 30, 2001, 2000 and 1999

                                                                                          Unearned      Accumulated
                                                          Additional                 ESOP Shares        Other
                                                            Paid-In     Retained       & Stock       Comprehensive         Total
                                             Stock          Capital     Earnings        Awards         Income             Equity
                                             ---------    -----------  ------------  -------------   --------------    -------------
Balances at June 30, 1998                  $       10   $      -     $  22,131,677 $      -        $      (65,950)   $   22,065,737
Dividends                                      -               -         (100,000)        -               -
                                                                                                                           (100,000)
Comprehensive income
   Net income                                  -               -           678,484        -               -
                                                                                                                            678,484
   Other comprehensive income,
     net of tax:
       Change in unrealized loss
         on securities available-for-sale,
         net of deferred income taxes of
         $(135,417)                            -               -            -             -              (203,133)         (203,133)
                                                                                                                       -------------
   Total comprehensive income
                                                                                                                            475,351
                                             ---------    -----------  ------------  -------------   --------------    -------------
Balances at June 30, 1999                          10          -        22,710,161        -              (269,083)       22,441,088
Net proceeds from stock offering              127,490       2,857,154       -             -               -               2,984,644
Sale of ESOP Stock                             -               -            -           (285,600)         -                (285,600)
Payment on ESOP Stock note                     -               -            -             28,560          -
                                                                                                                             28,560
Release of ESOP Stock                          -               -             1,788        -               -
                                                                                                                              1,788
Dividends                                      -               -           (34,486)       -               -                 (34,486)
Comprehensive income
   Net income                                  -               -           828,911        -               -                 828,911
   Other comprehensive income,
     net of tax:
       Change in unrealized loss
         on securities available-for-sale,
         net of deferred income taxes of
         $(100,393)                            -               -            -             -              (150,585)         (150,585)
                                                                                                                       -------------
   Total comprehensive income
                                                                                                                            678,326
                                             ---------    -----------  ------------  -------------   --------------    -------------
Balances at June 30, 2000                     127,500       2,857,154   23,506,374      (257,040)        (419,668)       25,814,320
Issuance of stock awards                       -              330,225       -           (330,225)         -                  -
Payment on ESOP stock note                     -               -            -             28,560         -
                                                                                                                             28,560
Release of ESOP stock                          -               -            10,638        -               -
                                                                                                                             10,638
Dividends                                      -               -          (222,523)       -               -                (222,523)
Comprehensive income
   Net income                                  -               -           776,138        -               -                 776,138
   Other comprehensive income,
     net of tax:
       Change in unrealized loss
         on securities available-for-sale,
         net of deferred income taxes of
         $273,317                              -               -            -             -               409,976           409,976
                                                                                                                       -------------
   Total comprehensive income                                                                                             1,186,114
                                             ---------    -----------  ------------  -------------   --------------    -------------
Balances at June 30, 2001                  $  127,500   $   3,187,379 $ 24,070,627 $    (558,705)  $       (9,692)   $   26,817,109
                                             =========    ===========  ============  =============   ==============    =============

See accompanying notes to consolidated financial statements

                        ALAMOGORDO FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 2001, 2000 and 1999


                                                            2001               2000               1999
                                                         ------------      -------------      -------------
Cash flows from operating activities:
      Net income                                      $      776,138    $       828,911    $       678,484
      Adjustments to reconcile net income to net cash
          provided by operating activities
               Depreciation and amortization                 368,089            361,602            346,224
               Net amortization of premiums and
                 discounts on securities                      15,821             17,552             15,842
               (Gain) loss on sales of other real            (2,779)              2,222             10,429
               estate
                 owned
               Deferred income taxes                         258,412           (26,942)            -
               Gain on sales of premises and                  -                (29,109)            -
               equipment
               Loss on sale of securities                      4,950            -                  -
               Decrease in provision for loan losses          -                (50,000)            -
      (Increase) decrease in accrued interest               130,267             43,269           (188,076)
      Increase in other assets                              (30,900)           (27,954)              (858)
      Increase in income taxes receivable                   (14,861)            -                  -
      Decrease in accrued interest and other                (20,049)           (23,980)          (260,709)
      liabilities
      Increase (decrease) in income taxes payable           (16,304)            20,163             -
                                                         ------------      -------------      -------------
          Net cash provided by operating activities       1,468,784          1,115,734            601,336

Cash flows from investing activities:
      Proceeds from sales of securities                    4,994,000            -                  -
      available-for-sale
      Proceeds from maturities of securities               5,734,217         2,919,450         29,783,020
      available-for-sale
      Proceeds from maturities of securities
          held-to-maturity                                    -                109,668            949,002
      Purchases of securities available-for-sale              -                 -             (18,342,278)
      Purchases of securities held-to-maturity                -                 -                (399,299)
      Acquisition of FHLB stock                             (84,200)          (103,300)           (72,200)
      Net increase in loans                              (6,213,115)          (782,566)        (6,183,909)
      Proceeds from sales of premises and equipment           -                  63,947            -
      Purchases of premises and equipment                   (60,493)          (142,762)          (447,204)
      Net proceeds from sales of real estate owned          (77,737)           (54,693)            14,571
                                                         ------------      -------------      -------------
          Net cash provided by investing activities       4,292,672          2,009,744          5,301,703

Cash flows from financing activities:
      Net increase (decrease) in deposits                 1,958,842        (6,161,910)        (4,198,896)
      Net increase in escrows                                27,967            29,051             24,825
      Payments on note payable
                                                              -                 -               (150,500)
      Payments on advances from Federal Home Loan
        bank                                             (5,000,000)        (5,000,000)            -
      Cash dividends paid on common stock                  (222,523)           (34,486)         (100,000)
      Proceeds from stock offering                            -              2,984,644             -
      Release of ESOP shares                                 10,638              1,788             -
      Unearned ESOP shares                                    -               (285,600)            -
      Payments on unearned ESOP shares                       28,560             28,560             -
                                                         ------------      -------------      -------------
          Net cash used in financing activities          (3,196,516)        (8,437,953)        (4,424,571)
                                                         ------------      -------------      -------------

                        ALAMOGORDO FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                    YEARS ENDED JUNE 30, 2001, 2000 and 1999

                                                            2001               2000               1999
                                                         ------------      -------------      -------------

Net increase in cash and cash equivalents                  2,564,940        (5,312,475)          1,478,468

Cash and cash equivalents, beginning of year               3,159,098          8,471,573          6,993,105
                                                         ------------      -------------      -------------

Cash and cash equivalents, end of year                $    5,724,038    $     3,159,098    $     8,471,573
                                                         ============      =============      =============

Non-cash investing and financing activities
      Transfers of loans to real estate owned         $      367,306    $       143,665    $       140,804
      FHLB stock dividends                                    84,200            103,300             72,200


Supplemental disclosures of cash flow information
      Income taxes paid                               $      449,100    $       359,000    $       278,000
      Interest expense                                     6,359,468          6,667,330          7,272,584


See accompanying notes to consolidated financial statements

                        ALAMOGORDO FINANCIAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 2001 AND 2000


NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

               NATURE OF OPERATIONS

               Alamogordo Financial Corporation is a stock holding company that owns 100% of Alamogordo Federal Savings and Loan Association (the Association). The Association is a federally chartered stock savings association and has a wholly owned subsidiary, Space Age City Service Corporation. Space Age City Service Corporation was organized to hold, purchase and sell real estate assets. Alamogordo Financial Corporation was incorporated on April 30, 1997 and is a majority owned subsidiary of AF Mutual Holding Company.

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

               Over 75% of the Company's loans are secured by real estate in Otero County, New Mexico. Otero County's economy is heavily dependent on two U. S. Government military installations located in the county. Accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in southern New Mexico. In addition, the Company's investment portfolio is directly impacted by fluctuations in market interest rates.

               Rising and falling interest rate environments can have various impacts on an association's net interest income, depending on the short-term interest rate gap that an association maintains, the relative changes in interest rates that occur when an association's various assets and liabilities reprice, unscheduled repayments of loans, early withdrawals of deposits, and other factors.

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


               CASH AND CASH EQUIVALENTS

               For the purpose of reporting cash flows, the Company defines cash and cash equivalents as cash on hand and investments in certificates of deposits with original maturities of three months or less. Included in cash and cash equivalents are interest-bearing deposits with the Federal Home Loan Bank of $3,003,109 and $807,798 at June 30, 2001 and 2000, respectively.

               SECURITIES

               The Company's investments in securities are classified in two categories and accounted for as follows:

                      Securities Held-to-Maturity: Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

                      Securities Available-for-Sale: Securities available-for-sale consist of bonds, notes, debentures, and certain equity securities not classified as securities to be held-to-maturity. These securities are carried at estimated fair value. Discounts and premiums are accreted or amortized using the interest method.

               Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

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

               Smaller balance homogenous loans are defined as residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and share loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans, which must be evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors which identify a credit for consideration for measurement of impairment or nonaccrual are similar, the measurement considerations differ. A loan is impaired when management believes it is probable they will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is placed on nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection.


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

NOTE 2  SECURITIES

         The amortized cost and fair value were as follows:

                                                              Gross           Gross
                                           Amortized       Unrealized      Unrealized         Fair
        June 30, 2001:                        Cost            Gains          Losses           Value
                                          -------------    ------------    ------------    ------------
        Securities available-for-sale
          U.S.Government agencies            3,500,000  $        5,469  $       -       $    3,505,469
          Mortgage-backed securities
             FHLMC                             691,258          -             (15,004)         676,254
             GNMA                              403,670          -              (2,752)         400,918
             FNMA                            1.085,816          -              (3,868)       1,081,948
                                          -------------    ------------    ------------    ------------
                                          $  5,680,744  $        5,469  $     (21,624)  $    5,664,589
                                          =============    ============    ============    ============

        Securities held-to-maturity
          Mortgage-backed securities
             FHLMC                             126,827          -                (803)  $      126,024
          Securities issued by states
            and political subdivisions       1,175,159          12,186          -            1,187,345
                                          -------------    ------------    ------------    ------------
                                          $  1,301,986  $       12,186  $        (803)  $    1,313,369
                                          =============    ============    ============    ============


                                                              Gross           Gross
                                           Amortized       Unrealized      Unrealized         Fair
        June 30, 2000:                        Cost            Gains          Losses           Value
                                          -------------    ------------    ------------    ------------
        Securities available-for-sale
          U.S.Government agencies       $   13,498,793  $       -       $    (580,980)  $   12,917,813
          Mortgage-backed securities
            FHLMC                              843,136          -             (41,572)         801,564
            GNMA                               519,686          -             (13,279)         506,407
            FNMA                             1,306,166          -             (63,617)       1,242,549
                                          -------------    ------------    ------------    ------------
                                        $   16,167,781  $       -       $    (699,448)  $   15,468,333
                                          =============    ============    ============    ============

        Securities held-to-maturity
          Mortgage-backed securities
            FHLMC                       $      211,484  $       -       $      (3,160)  $      208,324
          Securities issued by states
            and political subdivisions       1,625,770             200        (11,965)       1,614,005
                                          -------------    ------------    ------------    ------------
                                        $    1,837,254  $          200  $     (15,125)  $    1,822,329
                                          =============    ============    ============    ============




               Securities, carried at approximately $2,044,000 and $3,350,000 at June 30, 2001 and 2000, respectively, were pledged to secure public and private deposits. The public depositor was Otero County.

               Gross proceeds from the sale of an available-for-sale security and the gross realized loss on this sale were $4,994,000 and $4,950, respectively, for the year ended June 30, 2001. No securities were sold during the years ended June 30, 2000 and 1999.

               Amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations.

                                                        June 30, 2001

                                               Amortized Cost        Fair
                                                                    Value
                                               --------------- -----------------
           Due in one year or less           $        450,036 $         451,125
           Due in one year to five years            4,230,592         4,241,689
           Mortgage-backed securities               2,285,947         2,285,144
                                               --------------- -----------------
                                             $      6,966,575 $       6,977,958
                                               =============== =================

NOTE 3  LOANS AND THE ALLOWANCE FOR LOAN LOSSES

        Loans reflected in the balance sheets consist of the following:

                                                                June 30
                                                 2001                  2000
                                            ----------------      --------------
          Mortgage Loans
            One-to-four family             $    108,661,166    $  104,587,499
            Multi-family and nonresidential       8,815,715         7,410,258
            Construction                            290,870           259,556
            Land                                    363,644           530,782
                                            ----------------      --------------
               Total first mortgage loans
          Consumer & other loans
             Second mortgage                      2,008,328         1,830,181
             Consumer                             1,502,792         1,347,353
             Commercial                           1,995,597         1,362,263
             Deposit account                      1,471,465         1,693,119
                                            ----------------      --------------
               Total non-mortgage loans           6,978,182         6,232,916
                                            ----------------      --------------
          Gross Loans                           125,109,577       119,021,011
          Less
             Deferred loan fees
               & discounts                        (569,656)          (527,828)
             Loans in process                   (1,135,692)        (1,291,502)
             Allowance for loan loss              (409,128)          (419,695)
                                            ----------------      --------------
                Net loans                  $   122,995,101     $  116,781,986
                                            ================      ==============

        An analysis of the allowance for loan losses follows:

                                                          June 30
                                                2001                  2000
                                          ------------------    ----------------
          Balance at beginning of year    $         419,695   $         472,553
             Provision (credit) for loan          -                    (50,000)
          losses
             Loans charged off, net
          of recoveries                             (10,567)            (2,858)
                                          ------------------    ----------------
          Balance at end of year          $         409,128   $         419,695
                                          ==================    ================

        Certain loans within the Company's loan and real estate owned portfolios are guaranteed by the Veterans Administration (VA). In the event of default by the borrower, the VA can elect to pay the guaranteed amount or take possession of the property. If the VA takes possession of the property, the Company is entitled to be reimbursed for the outstanding principal balance, accrued interest and certain other expenses. There were no commitments from the VA to take title to foreclosed VA properties at June 30, 2001 and 2000.

               Included in net loans were loans on nonaccrual status. Such loans approximated $816,000 and $714,000 at June 30, 2001 and 2000,
               respectively. For the years ended June 30, 2001, 2000 and 1999, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $50,000, $46,600 and $34,000, respectively. No amounts were included in interest income on such loans for the years ended June 30, 2001, 2000 and 1999, respectively.

               As of or for the periods ended June 30, 2001 and 2000, there were no loans considered to be impaired.



NOTE 4  PREMISES AND EQUIPMENT

               Premises and equipment reflected in the balance sheets consist of the following:

                                                            June 30
                                                   2001               2000
                                               --------------   ---------------
              Land                          $     895,330         $  895,330
              Buildings                         7,466,648          7,464,195
              Leasehold improvements              214,178            210,036
              Furniture and equipment           1,211,401          1,157,502
                                               --------------   ---------------
                                                9,787,557          9,729,064
              Less
                 Accumulated depreciation      (1,603,627)        (1,235,537)
                                               --------------   ---------------
              Balance at end of year        $   8,183,930          8,491,526
                                               ==============   ===============

NOTE 5  DEPOSITS

        Deposits include non-interest-bearing accounts of $2,454,596 and $1,999,825 at June 30, 2001 and 2000, respectively.

        Certificates of deposit are scheduled to mature as follows:


        One year or less                      $     46,122,432
        Over one year to two years                  21,008,930
        Over two years to three years               17,319,788
        Over three years                            13,840,036
                                                ---------------
                                              $     98,291,186
                                                ===============

        Interest expense by major category of deposits is as follows (dollars in thousands):

                                                        June 30
                                      ------------------------------------------
                                      -------------  -------------  ------------
                                          2001           2000          1999
                                      -------------  -------------  ------------

       Transaction & saving deposits  $    442,094   $    446,064   $   429,925
       Certificate accounts              5,764,499      5,737,826     6,353,788
                                      -------------  -------------  ------------
                                      $  6,206,593   $  6,183,890   $ 6,783,713
                                      =============  =============  ============


        Deposits of $100,000 or more totaled $25,190,000 and $26,104,000 at June 30, 2001 and 2000, respectively. Deposits greater than $100,000 are not federally insured. The Company held deposits of approximately $1,576,000 and $1,643,000 for related parties at June 30, 2001 and 2000, respectively. The related parties consist of officers and directors of the Company and are made on the same terms and conditions as other non-related parties.


NOTE 6  ADVANCES FROM FEDERAL HOME LOAN BANK

               The Association has the ability to borrow funds from the Federal Home Loan Bank of Dallas (FHLB) of up to 50% of total assets. Advances are secured by a blanket-floating lien on qualifying first mortgage loans. There were no advances as of June 30, 2001. Advances from FHLB were $5,000,000 at June 30, 2000. These advances had an interest rate of 6.69% and matured on July 31, 2000.

NOTE 7  EMPLOYEE RETIREMENT BENEFIT PLAN

               The Company has established a profit-sharing 401(k) type salary reduction plan for all employees that meet the necessary eligibility requirements for participation in the plan. Participants fully vest after six years of service. Annual contributions are at the discretion of the Board of Directors of the Company. Contributions to the plan were made by the Company of $12,721, $17,152 and $13,950 for the period ended June 30, 2001, 2000 and 1999, respectively.

               The Company also participates in a multi-employer defined benefit pension plan. The pension plan is available to all employees completing one year of service. Segregated statements of plan assets or separate actuarial valuations are not available. Total pension expense was $570, $3,204 and $2,792 for the period ended June 30, 2001, 2000 and 1999, respectively.

NOTE 8  CONTINGENT LIABILITIES AND COMMITMENTS

               In the normal course of business, various commitments are outstanding, such as commitments to extend credit. These financial instruments with off-balance sheet risk are not reflected in the consolidated financial statements. Management does not anticipate any significant losses as a result of these transactions. The following summarizes these financial instruments:
                                                               June 30,
                                                        2001             2000
                                                     ------------     ----------
                Commitments to extend credit      $   1,508,000      $  310,000
                Unused line of credit
                                                        405,000         211,000

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

               As of June 30, 2001, variable rate and fixed rate commitments to make loans amounted to approximately $0 and $1,508,000. The interest rates on fixed rate commitments ranged from 6.75% to 9.5%. As of June 30, 2000, variable rate and fixed rate commitments to make loans amounted to approximately $0 and $310,000. The interest rates on fixed rate commitments ranged from 8.50% to 9.50.

               The Company is required by regulatory authorities to maintain certain daily cash balances. The Company's reserve requirements were met through vault cash at June 30, 2001 and 2000.

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

        The provision for income taxes consists of the following:

                                                      June 30
                             ---------------------------------------------------
                                 2001                2000              1999
                             --------------      -------------     -------------
                             --------------      -------------     -------------
        Current
           Federal         $      406,725     $       371,900   $      303,290
           State                   29,725              16,700          (10,390)
                             --------------      -------------     -------------
                                  436,450             388,600          292,900
        Deferred
           Federal                 (2,538)             36,956            3,236
           State                      969               1,961              163
                             --------------      -------------     -------------
                                   (1,569)             38,917            3,399
                             --------------      -------------     -------------
                           $      434,881     $       427,517   $      296,299
                             ==============      =============     =============
        Effective Tax Rate           35.9%                34%               30%
                             ==============      =============     =============


        The income tax differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

                                           2001         2000           1999
                                        -----------  ------------   ------------
        Expense at statutory rate       $  411,746   $   427,186    $  331,426
        State income taxes, net of
           federal tax benefit              20,591        11,022        (6,898)
        Nontaxable municipal
           Interest income                 (13,537)      (21,921)      (32,462)
        Other, net                          16,081        11,230         4,233
                                        -----------  ------------   ------------
                                        $  434,881   $   427,517    $  296,299
                                        ===========  ============   ============

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                          June 30
                                                              -------------------------------
                                                                  2001              2000
                                                              -------------      ------------
           Deferred tax assets
              Unrealized loss on available-for-sale
                 securities                                $       6,461      $    279,779
              Other than temporary loss on
                 investment in mutual fund                       291,885           291,885
              Bad debt reserve                                   185,103           148,831
              Reorganization expenses                              8,128             8,128
              Non-accrual loan interest                           20,013            18,629
                                                              -------------      ------------
           Total gross deferred tax assets
           Less valuation allowance                             (291,885)         (291,885)
                                                              -------------      ------------
            Total deferred tax assets                             219,705

           Deferred tax liabilities
              FHLB stock dividends                                328,718          295,038
              Loan origination costs                               58,598           62,023
              Book/tax depreciation                                63,859           71,364
                                                              -------------      ------------
           Total deferred tax liabilities                         451,175          428,425
                                                              -------------      ------------

              Net deferred tax assets (liabilities)        $     (231,470)    $     26,942
                                                              =============      ============


        A valuation allowance was established at June 30, 1996 for the portion of the deferred tax asset created by the other than temporary loss on investment securities in a mutual fund. Management believes that a tax benefit will not be realized.

        Equity of the Association at June 30, 2001 and 2000 includes approximately $2,700,000 of bad debt deductions for tax years prior to 1987 for which no deferred federal income tax liability has been recorded. Tax legislation passed in August 1996 requires all thrift institutions to deduct a provision for bad debts for tax purposes based on the actual loss experience and recapture the excess bad debt reserve accumulated in the tax years between 1987 and 1995 over a six-year period.


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

NOTE 11 REGULATORY CAPITAL


        The Association is subject to various regulatory capital requirements administered by the federal thrift agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2001 and June 30, 2000, that the Association meets all capital adequacy requirements to which it is subject.

        As of June 30, 2001, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Association's category.

        The following is a reconciliation of the Association's equity under generally accepted accounting principles (GAAP) to regulatory capital:

                                                             June 30
                                                    2001               2000
                                                --------------      ------------
        GAAP equity                          $   24,918,993      $  23,677,361
        Investment in subsidiary                   (295,143)          (299,246)
        Unrealized loss on securities
          available for sale                          9,692            419,668
                                                --------------      ------------
        Tier I (Core) capital                    24,633,542         23,797,783
        Equity investments and other assets
          required to be deducted                   (40,034)           (40,686)
        General allowance for loan losses           409,128            419,695
                                                --------------      ------------
        Total Risk-Based Capital             $    25,002,636     $  24,176,792
                                                ==============      ============

        The Association's OTS capital ratios were (dollars in thousands):

                                                                            Requirements to be
                                                      Requirements to be     well capitalized
                                                          Adequately           under prompt
                                     Actual              Capitalized        corrective action
                                                                                provisions
                              ---------------------  --------------------- ---------------------
                               Amount   Percentage    Amount   Percentage   Amount   Percentage
                              --------- -----------  --------- ----------- --------- -----------
         June 30, 2001
           Core capital         24,634       16.8% $    4,392        3.0%     7,320        5.0%
           Tier1 (Core)
            capital             24,634       16.8%      4,392        3.0%     8,783        6.0%

           Total Risk-based     25,003       31.7%      6,302        8.0%     7,878       10.0%
            capital

         June 30, 2000
           Core capital         23,798       16.0% $    4,466        3.0%     7,444        5.0%
           Tier1 (Core)         23,798       16.0%      4,466        3.0%     8,932        6.0%
            capital
           Total Risk-based     24,177       32.5%      5,950        8.0%     7,438       10.0%
            capital



NOTE 12 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS


        Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (FAS 107) requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

        Cash and Cash Equivalents

        The carrying amount approximates fair value because of the short maturity of these instruments.

        Securities

        The fair value of securities is estimated based on market values received from a securities broker.

        Loans

        The fair value of one-to-four-family fixed-and adjustable-rate mortgages is calculated by using the option-based pricing approach that makes use of the Monte Carlo simulation. The Monte Carlo model uses an interest rate simulation program to generate numerous random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows along each path.
        The fair value of other loans in the portfolio is calculated by using the static discounted cash flow approach. Under the static discounted cash flow approach, the economic value of a financial instrument is estimated by calculating the present value of the instrument's expected cash flows. The present value is determined by discounting the cash flows the instrument is expected to generate by the yield currently available to investors from an instrument of comparable risk and duration.

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

        Off-Balance Sheet Financial Instruments

        The fair value of financial instruments with off-balance sheet risk is based on the credit quality and relationship, probability of funding and other requirements. Fair values of off-balance sheet financial instruments are not material to the consolidated financial statements.

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

         Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, significant assets that are not considered financial instruments include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

         The estimated fair values of the Company's financial instruments are as follows:

                                          June 30, 2001                     June 30, 2000
                                      Carrying      Estimated            Carrying        Estimated
                                       Value        Fair Value             Value         Fair Value
      Financial Assets
         Cash and cash
           Equivalents             $   5,724,038      5,724,038       $    3,159,098       3,159,098
         Securities                    6,966,575      6,977,958           17,305,587      17,290,662
         Loans                       122,995,101    124,304,902          116,781,986     113,918,677
         Accrued interest                781,482        781,482              911,749         911,749

      Financial Liabilities
         Deposits                    118,257,054    120,141,804          116,298,212     116,298,237
         Escrows                       1,063,288      1,060,419            1,035,321       1,034,118
         Accrued interest                 65,753         65,753               77,340          77,340
         Advances from FHLB              -              -                  5,000,000       5,000,000

      Off-balance
      sheet                              -              -                    -               -
      instruments


NOTE 13 NET INCOME AND DIVIDENDS PER SHARE

        The Company completed a public stock offering on May 16, 2000, issuing an additional 1,274,900 shares of its $.10 par value common stock. Net income per share of $.62 and $.665, respectively is calculated based on the net income for the years ended June 30, 2001 and 2000 divided by the shares outstanding at June 30, 2001 and 2000 of 1,246,440 (1,275,000 less 28,560 shares held in trust for the ESOP Plan).

        Minority shareholders were paid cash dividends per share of $.405 and $.105 on their 357,000 shares of common stock outstanding at June 30, 2001 and 2000, respectively. Cash dividends of $.0975 and $0 were paid on the 918,000 shares held by AF Mutual Holding Company at June 30, 2001 and 2000, respectively. AF Mutual Holding Company waived receiving the balance of its dividends.

        Earnings per share and dividends per share have not been calculated for the year ended June 30, 1999 because the presentation would not be meaningful.


NOTE 14 STOCK-BASED COMPENSATION PLANS

        The Company adopted an employee stock ownership plan (ESOP) effective January 1, 2000 for all employees meeting certain age and service requirements. Participants begin vesting after three years of employment and fully vest after seven years of service. The plan acquired 28,560 shares of the Company's common stock at $10 per share during the Company's initial public offering. The Company borrowed $285,600 from the Association which is payable at $28,560 per year with interest at 8% through June 30, 2009. The ESOP shares are held in trust and released to the Plan pro rata as principal payments are made. On June 30, 2001 and 2000, the trust allocated 2,856 shares of stock to participant accounts.

        The Company's unallocated shares are accounted for as a reduction of stockholders equity and amounted to $228,480 and $257,040 at June 30, 2001 and 2000, respectively.

        Information related to the ESOP for the years ended June 30, 2001 and 2000 was:

                                                        2001           2000
                                                    -------------   ------------
         Shares committed to be released                   2,856          2,856
         Average fair value of shares committed
           to be released                           $     13.725    $    10.625
         Compensation expense                       $     39,198    $    30,345

NOTE 14 STOCK-BASED COMPENSATION PLANS Continued

        Shares held by the ESOP at June 30 are as follows:
                                            2001                2000
                                        -------------        ------------
        Allocated shares                       5,712               2,856
        Unallocated shares                    22,848              25,704
                                        -------------        ------------

            Total ESOP shares                 28,560              28,560
                                        =============        ============

        The Company adopted a Stock Option Plan effective June 25, 2001. Under the terms of the plan, the Company authorized for the awarding of 35,700 shares of the Company's common stock to directors and key employees at an exercise price of $18.50 per share. The directors are 100% vested in the options becoming exercisable as of June 25, 2001. The options become exercisable for the key employees at a vesting rate of 20% per year over five years beginning July 1, 2002. The exercise price equaled the market price on the date the options were granted. There were no options exercised or forfeited as of June 30, 2001.

        The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Under SFAS No. 123, "Accounting for Stock-Based Compensation," the compensation cost would be determined based on the fair value at the grant date for awards under the plan. Compensation cost reported as of June 30, 2001 under SFAS
        No. 123 was zero.

        A $6.76 per share fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model using the following assumptions: expected volatility factor of the expected market price of the Company's common stock of 5.07%, risk-free interest rate of 4.97%, expected option term of ten years and a dividend yield of .27%. The Black-Scholes option pricing valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

        The Company adopted a Recognition and Retention Plan (RRP) effective June 25, 2001. In 2001, the Company contributed $330,225 allowing the RRP to acquire 17,850 shares of common stock of the Company, at $18.50 per share, awarded to directors and key employees. Stock awards for 7,586 shares to the directors will vest 50% on November 1, 2001 and 50% on November 1, 2002. Stock awards for 10,264 shares to key employees will vest at 20% per year over five years beginning July 1, 2002. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. RRP compensation expense was $0 for the year ended June 30, 2001. Unearned shares and unawarded shares under the RRP are not considered outstanding for earnings per share calculations.

                              CORPORATE INFORMATION

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

EXECUTIVE OFFICES

Alamogordo Federal Savings & Loan Association
2nd Floor
500 Tenth Street

Alamogordo, New Mexico 88310
(505) 437-9334

BANKING OFFICES

Main Office                                        Branch Office
500 Tenth Street                                   233 S. New York
Alamogordo, New Mexico 88310                       Alamogordo, New Mexico 88310



                             STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held at 11:00 a.m., on November 21, 2001, at Alamogordo Federal's office at 500 10th Street, Alamogordo, New Mexico.

Stock Listing

Alamogordo Financial's Common Stock trades over-the-counter on the OTC Bulletin Board under the symbol "ALMG."

Counsel

Overstreet & Associates, P.C.
1011 New York Avenue
Alamogordo, New Mexico   88310

Special Securities Counsel

Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W.
Washington, D.C.  20015

Stockholder Relations

Norma J. Clute
Chief Financial Officer & Treasurer
Alamogordo Financial Corporation
500 Tenth Street
Alamogordo, New Mexico 88310
(505) 437-9334

Independent Auditors

The Accounting & Consulting Group, L.L.P.
P.O. Box 898
Alamogordo, New Mexico 88310

Transfer Agent

Computershare
P.O. Box 1596
Denver, Colorado   80201-1596

Annual Report on Form 10-KSB

A copy of Alamogordo Financial's Form 10-KSB for the fiscal year ended June 30, 2001, will be furnished to stockholders, without charge, upon written request to Alamogordo Financial Corporation, 500 10th Street, Alamogordo, New Mexico 88310,
Attn: Norma J. Clute.