Form 10KSB, Exhibit 13
period 2002-06-30
ALAMOGORDO FINANCIAL CORP
filed 2002-09-30
CIK 1100542

                                   EXHIBIT 13

                [LETTERHEAD OF ALAMOGORDO FINANCIAL CORPORATION]

Dear Shareholder,
         For Alamogordo Financial Corporation, our year ended June 30, 2002 was a continuation of modest growth and profitability. The year also brought significant challenges to our business. A weakening local economy has led to higher delinquency rates and our tightening of credit standards. During this difficult period, we have allocated additional reserves to the allowance for loan losses, and will continue to do so until our economy improves.

         Due to economic conditions, we did not meet the goals previously established for earnings. Alamogordo Financial reported net income for June 30, 2002 of $.443 per share, a decrease from $.623 per share the previous year. Minority shareholders were paid a cash dividend of $.64 per share on the 360,793 shares of common stock outstanding at June 30, 2002. Cash dividends of $.13 per share were paid on the 918,000 shares held by AF Mutual Holding Company. AF Mutual Holding Company waived receiving the balance of its dividends.

         Entering the next fiscal year, speculation remains as to when our economy will begin to turn around. In the event it takes an extended amount of time for economical conditions to improve, our business may be impacted. Regardless of the cyclical nature of the economy, Alamogordo Financial remains true to its mission: to support the driving force behind our company, Alamogordo Federal Savings and Loan Association, and to support her efforts to provide mortgage loan financing and to provide a safe harbor for depositors.

         Despite a down year, deposits grew substantially at Alamogordo Federal from $118 million to $131 million, an increase of 11%. More than a third of this increase resulted in deposits to a new product, our add-to certificate of deposit. Mortgage and consumer loans showed just the opposite effect by decreasing in total from $123 million to $117 million, or a decline of 5%. Net income was reported at $554,295.

         Although our results were not stellar this past year, our financial strength allows us to weather the cyclical economic conditions that are presented to us. We continually reexamine our strategic plan and financial targets and have confirmed that we are pursuing the right course. We possess the resources necessary to execute our strategies both conservatively and yet successfully, and are forging ahead. To support these objectives, we continually listen to our customers and stockholders, invest in our people and seek further improvements in our operating processes.

         Service and financial strengths are made possible by the expertise and dedication of our officers, directors and staff. These factors add up to a very promising future.

Sincerely,


/s/ R. Miles Ledgerwood
R. Miles Ledgerwood
President & Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The following table sets forth certain financial and other data of Alamogordo Financial Corporation at the dates and for the periods indicated. For additional information about Alamogordo Financial, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Alamogordo Financial and related notes included elsewhere herein.

                                                                          At June 30,
                                                    ------------------------------------------------------
                                                       2002       2001       2000       1999       1998
                                                    ---------- ---------- ---------  ----------  ---------
                                                                         (In Thousands)
Selected Financial Condition Data
Total assets .....................................  $159,570   $146,579   $148,394   $156,158   $160,368
Loans receivable, net ............................   116,543    122,995    116,782    115,949    109,766
Mortgage-backed securities:
 Held to maturity ................................        --        127        211        319        976
 Available for sale ..............................     2,857      2,159      2,551      3,114      3,957
Securities:
 Held to maturity ................................       725      1,175      1,626      3,154      3,047
 Available for sale ..............................     7,084      3,506     12,918     13,916     24,733
Deposits .........................................   130,989    118,257    116,298    122,469    126,659
Total borrowings .................................        --         --      5,000     10,000     19,151
Equity ...........................................    27,292     26,817     25,814     22,441     22,066

                                                                     Year Ended June 30,
                                                    ------------------------------------------------------
                                                      2002       2001       2000        1999       1998
                                                    --------   ---------  --------    --------   ---------
                                                              (In Thousands Except Per Share Data)
Selected Operating Data:
Total interest income ............................  $  9,718   $ 10,191   $ 10,567    $ 11,016   $ 11,225
Total interest expense ...........................     5,893      6,348      6,668       7,279      7,176
                                                    --------   --------   --------    --------   --------
 Net interest income .............................     3,825      3,843      3,899       3,737      4,049
Provision (credit) for loan losses ...............       130         --        (50)         --         --
                                                    --------   --------   --------    --------   --------
Net interest income after
provision for loan losses ........................     3,695      3,843      3,949       3,737      4,049
                                                    --------   --------   --------    --------   --------

Other income .....................................       433        426        384         260        213
Other expenses ...................................     3,282      3,058      3,076       3,022      2,611
                                                    --------   --------   --------    --------   --------
Income before income taxes .......................       846      1,211      1,257         975      1,651
                                                    --------   --------   --------    --------   --------
Provision for income taxes .......................       292        435        428         296        536
                                                    --------   --------   --------    --------   --------
Net income .......................................  $    554   $    776   $    829    $    679   $  1,115
                                                    ========   ========   ========    ========   ========
Net income per share-basic .......................  $  0.444   $  0.623   $  0.665         N/M        N/M
                                                    ========   ========   ========    ========   ========
Net income per share-diluted .....................  $  0.438   $  0.623   $  0.665         N/M        N/M
                                                    ========   ========   ========    ========   ========
Dividends per share ..............................  $  0.640   $  0.405   $  0.105         N/M        N/M
                                                    ========   ========   ========    ========   ========

-------------
N/M Not meaningful; no public shareholders during the year.

                                                             At or for the Year Ended June 30,
                                                  --------------------------------------------------------
                                                     2002       2001       2000         1999       1998
                                                  ---------- ---------- ----------   ---------- ----------
Key Operating Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to
   average total assets) ........................    0.35%      0.53%      0.53%        0.42%      0.72%
Return on equity (ratio of net income to
   average equity) ..............................    2.05       2.97       3.67         3.03       5.18
Average interest rate spread ....................    2.03       2.13       2.32         2.06       2.28
Interest rate spread at end of period ...........    2.00       2.10       2.16         2.19       2.23
Net interest margin /(1)/ .......................    2.65       2.87       2.77         2.53       2.81
Ratio of operating expenses to average total
   assets .......................................    2.10       2.10       1.98         1.89       1.69
Ratio of average interest-earning assets to
   average interest-bearing liabilities .........  115.29     115.65     109.41       109.54     110.50
Efficiency ratio /(2) ...........................   79.51      71.63      71.82        75.61      61.26
Dividend payout ratio ...........................  144.14      65.01      16.15/(3)/      --         --

Asset Quality Ratio:
Non-performing assets to total assets ...........    1.69       0.74       0.52         0.33       0.51
Allowance for loan losses to non-performing
   loans ........................................   22.34      43.02      58.68        88.72      60.83
Allowance for loan losses to gross loans
   receivable ...................................    0.46       0.33       0.35         0.39       0.43

Capital Ratios:
Equity to total assets at end of period .........   17.10      18.30      17.40        14.37      13.76
Average equity to average assets ................   17.31      17.93      14.53        13.96      13.89

Other Data:
Number of full-service offices ..................       2          2          2            2          1

-----------------------

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

         Alamogordo Financial's current investment strategy is to maintain a securities portfolio that provides a source of liquidity and that contributes to our overall profitability and asset mix within given quality and maturity considerations. The securities portfolio consists primarily of federal government and government sponsored corporation securities. A portion of Alamogordo Financial's investment securities, other than Federal Home Loan Bank stock, are classified as available for sale to provide management with the flexibility to make adjustments to the portfolio in the event of changes in interest rates, to fulfill unanticipated liquidity needs, or to take advantage of alternative investment opportunities.

         Net Portfolio Value. We measure interest rate sensitivity by computing the amounts by which the net present value of an our cash flow from assets, liabilities and off balance sheet items (our net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our NPV from instantaneous and permanent 100 to 300 basis point increases and 100 basis point decreases in market interest rates. Given the current low level of market interest rates and the low probability of further significant declines in absolute rates, we did not calculate NPV for interest rate decreases of greater than 100 basis points. A basis point equals one one-hundredth of one percentage point, and 100 basis points equals one percentage point. A change in interest rates to 8% from 7% would mean, for example, a 100 basis point increase in the "Changes in Market Interest Rates" column below.

         The following table presents Alamogordo Federal's NPV at June 30, 2002, as calculated by the Office of Thrift Supervision (the "OTS"), which is based upon quarterly information that Alamogordo Federal provided to the OTS.

                Percentage Change in Net Portfolio Value
      ------------------------------------------------------------
         Changes in
      Market Interest     Projected                     Amount of
           Rates          Change/(1)/  Estimated NPV     Change
      ---------------   -------------  --------------  -----------

       (basis points)             (Dollars in Thousands)
          300               (34)%          19,692       (10,175)
          200               (22)           23,307        (6,559)
          100               (10)           26,950        (2,916)
           --                --            29,867            --
         (100)                3            30,785           918

-----------------------
/(1)/ Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.

         Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV requires making certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of Alamogordo Federal's interest sensitive assets and liabilities existing at the beginning of a period remain constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or re-pricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of Alamogordo Federal's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income, and will differ from actual results. Additionally, the guidelines established by the Board of Directors are not strict limitations. While a goal of the Asset/Liability Management Committee and the Board of Directors is to limit projected NPV changes within the Board's guidelines, Alamogordo Federal will not necessarily limit projected changes in NPV if the required action would present disproportionate risk to Alamogordo Federal's continued profitability.

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

                                                                                Years Ended June 30,
                                        --------------------------------------------------------------------------------------------
                                                  2002                            2001                            2000
                                        -----------------------------  -----------------------------  ------------------------------
                                        Average              Average   Average               Average  Average               Average
                                        Balance   Interest  Yield/Cost Balance    Interest Yield/Cost Balance   Interest  Yield/Cost
                                        -------   --------  ---------- -------    -------- ---------- -------   --------  ----------
                                                                      (Dollars in Thousands)
Interest-earning assets:
  Loans receivable (1) ................ $119,025  $  9,038     7.59%  $  116,273  $   9,126   7.85%   $117,055  $  9,106    7.78%
  Mortgage-backed securities (2) ......    3,146       141     4.48        2,538        156   6.15       3,058       171    5.59
  Securities (2) ......................    2,812       107     3.81       11,123        638   5.74      16,260       948    5.83
  Other interest-earning assets (3) ...   19,284       432     2.24        4,047        271   6.70       4,595       342    7.44
                                        --------  --------            ----------  ---------           --------  --------
    Total interest-earning assets .....  144,267     9,718     6.74      133,981     10,191   7.61     140,968    10,567    7.50
                                                  --------                        ---------                     --------
Non-interest-earning assets ...........   12,167                          11,956                        14,523
                                        --------                      ----------                      --------
      Total assets .................... $156,434                      $  145,937                      $155,491
                                        ========                      ==========                      ========

Interest-bearing liabilities:
  Transaction and savings deposits .... $ 18,172       238     1.31%  $   17,191        442   2.57%   $ 18,531       446    2.41%
  Certificate accounts ................  106,964     5,655     5.29       96,492      5,765   5.97     101,477     5,738    5.65
  Borrowings ..........................       --        --       --        2,165        141   6.51       8,840       484    5.48
                                        --------  --------            ----------  ---------           --------  --------
    Total interest-bearing
    liabilities .......................  125,136     5,893     4.71      115,848      6,348   5.48     128,848     6,668    5.18
                                                  --------                        ---------                     --------
Non-interest bearing liabilities ......    4,226                           3,924                         4,049
                                        --------                      ----------                      --------
      Total liabilities ............... $129,362                      $  119,772                      $132,897
    Equity ............................ $ 27,072                      $   26,165                      $ 22,594
                                        --------                      ----------                      --------
      Total liabilities and equity .... $156,434                      $  145,937                      $155,491
                                        ========                      ==========                      ========
Net interest income ...................           $  3,825                        $   3,843                     $  3,899
                                                  ========                        =========                     ========
Net interest rate spread (4) ..........                        2.03%                          2.13%                         2.32%
                                                            =========                        ======                        =======
Net interest-earning assets ........... $ 19,131                      $   18,133                      $ 12,120
                                        ========                      ==========                      ========
Net yield on average ..................
  interest-earning assets (5) .........               2.65%                            2.87%                        2.77%
                                                  ========                        =========                     ========

Average interest-earning assets to
  average interest-bearing
  liabilities .........................   115.29%                         115.65%                       109.41%
                                        ========                      ==========                      ========

----------------------------------------
(1) Amounts are net of allowance for loan losses but include non-accrual loans. Interest is recognized on non-accrual loans only as and when received.
(2)      Securities are included at carrying value.
(3) Other interest-earning assets include Federal Home Loan Bank of Dallas stock.
(4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

                                                   2002 vs. 2001                                  2001 vs. 2000
                                    ---------------------------------------------- -----------------------------------------------
                                           Increase/(Decrease)                          Increase/(Decrease)
                                                 Due to                                       Due to
                                    ---------------------------------    Total     ----------------------------------   Total
                                                             Rate/      Increase                             Rate/     Increase
                                      Volume       Rate      Volume    (Decrease)    Volume      Rate       Volume    (Decrease)
                                    ---------   ---------- ----------  ----------- ---------- ----------  ----------- ----------
                                                                          (In Thousands)
Interest-earning assets:
  Loans receivable ................ $     620   $     (28) $    (680)  $     (88)     $ (460)  $      66   $     414  $      20
  Mortgage-backed securities ......        14         (53)        24         (15)         (8)         15         (22)       (15)
  Investment securities ...........         2          58       (591)       (531)        (37)         (8)       (265)      (310)
  Other interest-earning assets ...       200      (2,120)     2,081         161         (15)        (54)         (2)       (71)
                                    ---------   ---------  ---------   ---------      ------   ---------   ---------  ---------
    Total interest-earning
    assets ........................       836      (2,143)       834        (473)       (520)         19         125       (376)
                                    ---------   ---------  ---------   ---------      ------   ---------   ---------  ---------

Interest-bearing liabilities:
  Transactions and savings
  deposits ........................        31        (225)       (10)       (204)        (22)         18          --         (4)
  Certificate accounts ............       425        (320)      (215)       (110)       (293)        336         (16)        27
  Borrowings ......................        --          --       (141)       (141)         (6)         32        (369)      (343)
                                    ---------   ---------  ---------   ---------      ------   ---------   ---------  ---------
Total interest-bearing
liabilities .......................       456        (545)      (366)       (455)       (321)        386        (385)      (320)
                                    ---------   ---------  ---------   ---------      ------   ---------   ---------  ---------

Net interest income ............... $     380   $  (1,598) $   1,200   $     (18)     $ (199)  $    (367)  $     510  $     (56)
                                    =========   ========== =========   =========-     ======   =========   =========  =========

Financial Condition

         Alamogordo Financial's total assets increased by $13.0 million, or 8.9%, to $159.6 million at June 30, 2002, from $146.6 million at June 30, 2001.
The increase resulted primarily from an increase in cash and cash equivalents and securities, partially offset by a decrease in loans receivable. Cash and cash equivalents increased by $16.2 million, or 284.2%, to $21.9 million from $5.7 million primarily due to the net proceeds from loan payments and an increase in deposits, partially offset by a net increase in securities. Securities, including mortgage-backed securities, increased by $3.7 million, or 52.9%, to $10.7 million from $7.0 million as a result of purchases, partially offset by maturities and repayments. Loans receivable decreased by $6.5 million, or 5.3%, to $116.5 million from $123.0 million as a result of principal repayments and loan payoffs exceeding new loan originations.

         Total deposits increased by $12.7 million, or 10.7%, to $131.0 million at June 30, 2002 from $118.3 million at June 30, 2001. The increase resulted primarily from a $12.0 million, or 12.2%, increase in certificate accounts to $110.3 million from $98.3 million. The increase in certificate accounts resulted primarily from the offering of new certificate products and an aggressive pricing strategy. Transaction and savings deposits increased $800,000, or 4.6%, to $18.3 million from $17.5 million.

         Equity increased by $475,000, or 1.8%, to $27.3 million from $26.8 million primarily due to earnings over the period of $554,000 and the amortization of $159,000 of stock awards, partially offset by dividends paid to stockholders of $341,000. As of June 30, 2002, Alamogordo Federal had $25.5 million of tangible capital or 16.0% of tangible assets, $25.5 million of core capital or 16.0% of total adjusted assets, and $26.0 million of risk-based capital or 31.6% of risk-weighted assets.

Comparison of Operating Results for the Years Ended June 30, 2002 and 2001

         General. Net income decreased by $222,000, or 28.6%, to $554,000 for the fiscal year ended June 30, 2002, from $776,000 for the fiscal year ended June 30, 2001. The decrease resulted from a decrease in net interest income after the provision for loan losses and an increase in total other expenses, partially offset by a decrease in the provision for income taxes.

         Total Interest Income. Total interest income decreased by $473,000, or 4.6%, to $9.7 million for the fiscal year ended June 30, 2002 from $10.2 million for the fiscal year ended June 30, 2001. The decrease resulted from decreases in interest and fees on loans receivable and interest on securities and was partially offset by an increase in interest on other interest-earning assets. Interest and fees on loans receivable decreased by $88,000, or 1.0%, to $9.0 million from $9.1 million. The decrease resulted from a 26 basis point decrease in the average yield on the loan portfolio to 7.59% from 7.85%, partially offset by a $2.7 million, or 2.3%, increase in the average balance of loans receivable to $119.0 million from $116.3 million. Interest on securities (including mortgage-backed securities) decreased by $546,000, or 68.8%, to $248,000 from $794,000. This decrease resulted from a $7.7 million, or 56.2%, decrease in the average balance of securities and a 165 basis point decrease in the average yield from 5.81% to 4.16%. Interest on other interest-earning assets increased by $161,000, or 59.4%, to $432,000 from $271,000. This increase resulted from a $15.2 million increase in the average balance of other interest-earning assets, the effects of which were partially offset by a decrease in the average yield of 446 basis points. The decrease in the average yield on the Company's interest-earning assets was due to a general decrease in market rates of interest.

         Interest Expense. Interest expense on deposits decreased by $314,000, or 5.1%, to $5.9 million for the fiscal year ended June 30, 2002 from $6.2 million for the fiscal year ended June 30, 2001. Interest expense on transaction and savings accounts decreased to $238,000 from $442,000, as the average cost decreased to 1.31% from 2.57%, and was partially offset by an increase in the average balance of transaction and savings accounts to $18.2 million from $17.2 million. Interest expense on certificate accounts decreased by $110,000, as the average cost decreased to 5.29% from 5.97%, and was partially offset by an increase in the average balance to $107.0 million from $96.5 million. Interest expense on borrowings decreased by $141,000 as the average balance of Federal Home Loan Bank advances was $2.2 million for the year ended June 30, 2001, as compared to none for the current period.

         Net Interest Income. Net interest income decreased by $18,000 or 0.5%, to $3.83 million for the fiscal year ended June 30, 2002 from $3.84 million for the fiscal year ended June 30, 2001. Net interest rate spread, the difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities, decreased by 10 basis points to 2.03% from 2.13%, and net interest margin, or net interest income as a percentage of average interest-earning assets, decreased by 22 basis points to 2.65% from 2.87%.

         Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that we believe is appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers loss experience, evaluations of real estate collateral, economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgement of information available to them at the time of their examination. Based on our evaluation of these factors, and consultation with our auditors we recognized an expense for loan losses of $130,000 for the year ended June 30, 2002. Additionally, during the first quarter ending September 30, 2002 we will provide $185,000 towards the allowance for a troubled debt restructuring of a non-performing loan, based upon a recent regulatory examination. Management analyzes the allowance for loan losses on a quarterly basis and will recommend an additional expense if its review indicates the need for additional reserves.

         Other Income. Total other income increased by $7,000, or 1.6%, to $433,000 from $426,000. Service charges and fees increased by $9,000 primarily due to an increase in insurance commissions.

         Other Expense. Total other expense increased by $224,000, or 7.2%, to $3.3 million for the fiscal year ended June 30, 2002 from $3.1 million for the year ended June 30, 2001. Salaries and benefits expense increased by $255,000, primarily due to compensation expense recognized for the ESOP and stock awards plans. This increase was partially offset by decreases in occupancy expense, data processing fees, and advertising expense.

         Provision for Income Taxes. The provision for income taxes decreased to $292,000, or 34.5% of net income before income taxes, from $435,000, or 35.9% of net income before income taxes. The decrease in the provision resulted from a decrease in net income before income taxes. The decrease in effective tax rate resulted from changes in deferred tax items.

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

         Interest Expense. Interest cost of deposits increased by $23,000, or ..4%, to $6.20 million for the fiscal year ended June 30, 2001 from $6.18 million for the fiscal year ended June 30, 2000. The cost of deposits decreased as a result of the decrease in the average balance of interest-bearing deposits to $114.7 million from $120.0 million, partially offset by an increase in the average cost of deposits to 5.46% from 5.15%. Interest expense on transaction and savings accounts decreased to $442,000 from $446,000, as the average balance of transaction and savings accounts decreased to $17.2 million from $18.5 million, and was partially offset by an increase in the average cost to 2.57% from 2.41%. Interest expense on certificate accounts increased by $27,000, as the average cost increased to 5.97% from 5.65%, and was partially offset by a decrease in the average balance to $96.5 million from $101.5 million. Interest expense on borrowings decreased by $343,000 due to a $6.7 million decrease in average borrowings partially offset by a 103 basis point increase in average cost of borrowings.

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

         Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that we believe is appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers loss experience, evaluations of real estate collateral, economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgement of information available to them at the time of their examination. Based on our evaluation of these factors, and our net loan charge-offs of $9,000 for the year ended June 30, 2001, we made no provision for loan losses during the year ended June 30, 2001. Additionally, and after consultation with our independent auditors, we recognized a credit for loan losses of $50,000 for the year ended June 30, 2000. The allowance for loan losses was $410,000, or 43.0% of total non-performing loans at June 30, 2001 and $419,000 or 58.7% of total non-performing loans at June 30, 2000. Management believes that the allowance for loan losses at June 30, 2001 and 2000 was adequate.

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

         Other Expense. Total other expense decreased by $18,000, or 0.6%, to $3.06 million for the fiscal year ended June 30, 2001 from $3.08 million for the year ended June 30, 2000. Salaries and benefits expense decreased by $21,000 and other expense increased by $53,000. Federal insurance premiums and other insurance expense decreased $25,000, primarily due to the fact that the Federal Deposit Insurance Corporation assessment rate for savings associations was lowered effective January 1, 2000. Advertising expense decreased by $37,000 primarily due to additional marketing programs in the previous period. In aggregate, other expense decreased by $80,000, pursuant to an expense sharing agreement entered into between Alamogordo Financial and AF Mutual Holding Company. Alamogordo Financial is the majority-owned subsidiary of AF Mutual Holding Company.

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

         Alamogordo Federal is required by OTS regulations to maintain sufficient liquidity to ensure its safe and sound operation. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. At June 30, 2002, Alamogordo Federal's liquidity, as measured for regulatory purposes, was 22.8%.

         At June 30, 2002, Alamogordo Federal had loan commitments of $825,000 and unused lines of credit of $1.0 million. Alamogordo Federal believes that it has adequate resources to fund loan commitments as they arise. If Alamogordo Federal requires funds beyond its internal funding capabilities, additional advances from the FHLB of Dallas are available. At June 30, 2002, approximately $58.5 million of time deposits were scheduled to mature within a year, and we expect that a portion of these time deposits will not be renewed upon maturity.

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

Impact of Inflation and Changing Prices

         The consolidated financial statements and related notes of Alamogordo Financial have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

Impact of New Accounting Standards

         There are no recently issued accounting standards anticipated to have an impact on future consolidated financial statements.

                        SELECTED QUARTERLY FINANCIAL DATA

         A summary of selected quarterly financial data for the years ended June 30, 2002 and 2001 is as follows:

                                  First      Second      Third       Fourth
                                 Quarter     Quarter     Quarter     Quarter
                               ----------- ----------- ----------- -----------
                                    (In Thousands Except Per Share Data)

Fiscal 2002
-----------
Interest income ............     $ 2,525     $ 2,405     $ 2,428     $ 2,360
Net interest income ........         957         851       1,024         993
Provision for losses .......           0           0           0         130
Income before provision for
  income taxes .............         231         113         374         128
Net income .................         148          79         240          87

Net income per common share:
  Basic ....................        .119        .063        .192        .070
  Diluted ..................        .118        .062        .190        .068


Fiscal 2001
-----------
Interest income ............     $ 2,564     $ 2,560     $ 2,522     $ 2,545
Net interest income ........         913         931         966       1,033
Provision for losses .......           0           0           0           0
Income before provision for
  income taxes .............         239         244         368         360
Net income .................         143         160         240         233

Net income per common share:
  Basic ....................        .115        .128        .193        .187
  Diluted ..................        .115        .128        .193        .187

                        COMMON STOCK AND RELATED MATTERS

         Alamogordo Financial's common stock trades over-the-counter on the OTC Bulletin Board under the symbol "ALMG." As of September 16, 2002, Alamogordo Financial had 143 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 1,292,317 shares outstanding, including 918,000 shares held by AF Mutual Holding Company.

         The following table sets forth market price and dividend information for the common stock for the last two fiscal years.

                  Fiscal Year Ended                                               Cash Dividends
                    June 30, 2002              High               Low                 Declared
         -----------------------------  ----------------  -----------------  ------------------------
          First quarter                 $     21.0000     $     18.5000      $    .150 per share
          Second quarter                $     24.7500     $     18.0000      $    .170 per share
          Third quarter                 $     25.5000     $     20.0000      $    .170 per share
          Fourth quarter                $     32.5000     $     23.5500      $    .170 per share

                  Fiscal Year Ended                                               Cash Dividends
                    June 30, 2001              High               Low                Declared
         -----------------------------  ----------------  -----------------  ------------------------
          First quarter                 $     11.7500     $     10.3750      $    .105 per share
          Second quarter                $     12.5000     $     11.6875      $    .130 per share
          Third quarter                 $     17.5000     $     12.5000      $    .170 per share
          Fourth quarter                $     20.0000     $     17.0000      $    .170 per share

         Payment of dividends on Alamogordo Financial's common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Alamogordo Financial's results of operations and financial condition, tax considerations and general economic conditions. Alamogordo Financial may look to Alamogordo Federal as a source of funds with which to pay dividends. Alamogordo Federal is limited by the OTS in the amount of and the circumstances under which it may distribute capital to Alamogordo Financial. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue. Cash dividends of $.13 and $.0975 were paid on the 918,000 shares held by AF Mutual Holding Company at June 30, 2002 and 2001, respectively. AF Mutual Holding Company waived receiving the balance of its dividends.

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

EXECUTIVE OFFICES

Alamogordo Federal Savings & Loan Association
2/nd/ Floor
500 Tenth Street
Alamogordo, New Mexico 88310
(505) 437-9334

BANKING OFFICES

Main Office                                     Branch Office
500 Tenth Street                                233 S. New York
Alamogordo, New Mexico 88310                    Alamogordo, New Mexico 88310

                           STOCKHOLDER INFORMATION

Annual Meeting                          Independent Auditors

The Annual Meeting of Stockholders      Accounting & Consulting Group, L.L.P.
will be held at 11:00 a.m., on          P.O. Box 898
November 20, 2002, at Alamogordo        Alamogordo, New Mexico 88311-9984
Federal's office at 500 10th Street,
Alamogordo, New Mexico.

Counsel                                 Transfer Agent

Overstreet & Associates, P.C.           Computershare
1011 New York Avenue                    P.O. Box 1596
Alamogordo, New Mexico 88310            Denver, Colorado 80201-1596

Special Securities Counsel              Stock Listing

Luse Gorman Pomerenk & Schick, P.C.     Alamogordo Financial's Common Stock
5335 Wisconsin Avenue, N.W.             trades over-the-counter on the OTC
Washington, D.C. 20015                  Bulletin Board under the symbol "ALMG."

Stockholder Relations                   Annual Report on Form 10-KSB

Norma J. Clute                          A copy of Alamogordo Financial's Form
Chief Financial Officer & Treasurer     10-KSB for the fiscal year ended June
Alamogordo Financial Corporation        30, 2002, will be furnished to
500 Tenth Street                        stockholders, without charge, upon
Alamogordo, New Mexico 88310            written request to Alamogordo Financial
(505) 437-9334                          Corporation, 500 10th Street,
                                        Alamogordo, New Mexico 88310, Attn:
                                        Norma J. Clute.

                        ALAMOGORDO FINANCIAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS
                                  AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                          JUNE 30, 2002, 2001, AND 2000

                        ALAMOGORDO FINANCIAL CORPORATION

                               Table of Contents

                                                                             Page
                                                                          ----------
Report of Independent Certified Public Accountants                             1

Consolidated Financial Statements

        Consolidated Balance Sheets,
          As of June 30, 2002 and 2001                                         2

        Consolidated Statements of Income
          Years Ended June 30, 2002, 2001 and 2000                             3

        Consolidated Statements of Changes in Equity,
          Years Ended June 30, 2002, 2001 and 2000                             4

        Consolidated Statements of Cash Flows,
          Years Ended June 30, 2002, 2001 and 2000                             5

Notes to Consolidated Financial Statements                                     7

Supplementary Information

        Consolidating Balance Sheet,
          As of June 30, 2002                                                 21

        Consolidating Statement of Income,
          Year Ended June 30, 2002                                            22

               Report of Independent Certified Public Accountants

The Board of Directors
Alamogordo Financial Corporation
Alamogordo, New Mexico

We have audited the consolidated balance sheets of Alamogordo Financial Corporation and subsidiary (the Company) as of June 30, 2002 and 2001, and the related consolidated statements of income, changes in equity and cash flows for the years ended June 30, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alamogordo Financial Corporation and subsidiary as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years ended June 30, 2002, 2001, and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information on Pages 21 and 22 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financials taken as a whole.

                                      /s/ Accounting & Consulting Group, L.L.P.
                                      Accounting & Consulting Group, L.L.P.
                                      Certified Public Accountants


August 16, 2002
Alamogordo, New Mexico

                        ALAMOGORDO FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2002 and 2001

                                                                      2002               2001
                                                                 --------------    --------------
                                     Assets

Cash and cash equivalents (Note 1)                               $  21,923,793     $   5,724,038

Securities
  Available-for-sale (Note 2)                                        9,940,777         5,664,589
  Held-to-maturity (Note 2)                                            725,010         1,301,986

Loans, net (Note 3)                                                116,542,717       122,995,101
Real estate owned                                                      280,102           132,987
Premises and equipment, net (Note 4)                                 7,842,044         8,183,930
Stock in Federal Home Loan Bank, at cost                             1,568,000         1,519,600
Accrued interest                                                       629,605           781,482
Income taxes receivable                                                      -            14,861
Other assets                                                           118,342           260,629
                                                                 -------------     -------------

     Total Assets                                                $ 159,570,390     $ 146,579,203
                                                                 =============     =============

                              Liabilities & Equity

Liabilities

  Deposits (Note 5)                                              $ 130,989,181     $ 118,257,054
  Escrows                                                              968,036         1,063,288
  Accrued interest and other liabilities                               184,522           210,282
  Deferred income taxes (Note 9)                                       134,882           231,470
  Income taxes payable (Note 9)                                          1,363                 -
                                                                 -------------     -------------

     Total Liabilities                                             132,277,984       119,762,094
                                                                 -------------     -------------

Equity

  Common Stock, $.10 par value, 10,000,000 shares authorized,
     1,278,793 and 1,275,000 shares issued and outstanding
     at 2002 and 2001, respectively                                    127,879           127,500
  Additional paid in capital                                         3,177,140         3,187,379
  Retained earnings, substantially restricted                       24,322,149        24,070,627
  Unearned ESOP shares and stock awards                               (361,481)         (558,705)
  Accumulated other comprehensive income                                26,719            (9,692)
                                                                 -------------     -------------

     Total Equity                                                   27,292,406        26,817,109
                                                                 -------------     -------------

       Total Liabilities and Equity                              $ 159,570,390     $ 146,579,203
                                                                 =============     =============

           See accompanying notes to consolidated financial statements

                        ALAMOGORDO FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

                                                                     2002               2001              2000
                                                                -------------     -------------     --------------
Interest income
  Interest and fees on loans                                     $ 9,037,953       $  9,125,831      $  9,106,381
  Interest on securities                                             107,298            637,975           947,500
  Interest on mortgage-backed securities                             141,189            156,074           170,416
  Interest on other interest-earning assets                          431,478            271,242           342,178
                                                                 -----------       ------------      ------------
     Total interest income                                         9,717,918         10,191,122        10,566,475
                                                                 -----------       ------------      ------------
Interest expense
  Interest on deposits                                             5,893,003          6,206,593         6,183,890
  Interest on FHLB and other borrowings                                    -            141,288           483,792
                                                                 -----------       ------------      ------------
     Total interest expense                                        5,893,003          6,347,881         6,667,682
                                                                 -----------       ------------      ------------

     Net interest income                                           3,824,915          3,843,241         3,898,793

Provision (credit) for loan losses                                   130,000                  -           (50,000)
                                                                 -----------       ------------      ------------
     Net interest income after provision for loan losses           3,694,915          3,843,241         3,948,793

Other income (loss)
  Service charges and fees                                           297,438            291,938           223,704
 Gain (loss) on sale of other real estate owned                        2,046              2,779            (2,222)
  Gain on sale of premises and equipment                                   -                  -            29,109
  Loss on sale of securities                                               -             (4,950)                -
  Loss on disposition of nonmortgage loans                           (11,563)                 -                 -
  Other                                                              145,170            136,463           133,093
                                                                 -----------       ------------      ------------
     Total other income                                              433,091            426,230           383,684
                                                                 -----------       ------------      ------------

Other expenses
  Salaries and benefits                                            1,597,905          1,342,670         1,363,944
  Occupancy                                                          666,879            693,535           688,500
  Data processing fees                                               261,448            273,953           266,060
  Federal insurance premiums and other insurance expense              67,850             67,056            91,690
  Advertising                                                         41,632             53,604            90,741
  Other                                                              646,475            627,634           575,114
                                                                 -----------       ------------      ------------
     Total other expenses                                          3,282,189          3,058,452         3,076,049
                                                                 -----------       ------------      ------------

     Income before income taxes                                      845,817          1,211,019         1,256,428

Provision for income taxes (Note 9)                                  291,522            434,881           427,517
                                                                 -----------       ------------      ------------

     Net Income                                                  $   554,295       $    776,138      $    828,911
                                                                 ===========       ============      ============
Net income per common share - basic (Note 13)                    $     0.444       $      0.623      $      0.665
                                                                 ===========       ============      ============
     Net income per common share - diluted  (Note 13)            $     0.438       $          -      $          -
                                                                 ===========       ============      ============

           See accompanying notes to consolidated financial statements

                        ALAMOGORDO FINANCIAL CORPORATION
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

                                                                                        Unearned        Accumulated
                                                          Additional                   SOP Shares          Other
                                                           Paid-In        Retained      & Stock        Comprehensive
                                            Stock          Capital        Earnings       Awards            Income      Total Equity
                                         ------------  --------------  -------------   ------------    -------------   ------------
Balances at June 30, 1999                $         10  $           -    $ 22,710,161   $          -    $   (269,083)   $ 22,441,088

  Net proceeds from stock offering            127,490      2,857,154               -              -               -       2,984,644
  Sale of ESOP Stock                                -              -               -       (285,600)              -        (285,600)
  Payment on ESOP Stock note                        -              -               -         28,560               -          28,560
  Release of ESOP Stock                             -              -           1,788              -               -           1,788
  Dividends                                         -              -         (34,486)             -               -         (34,486)

  Comprehensive income
     Net income                                     -              -         828,911              -               -         828,911
     Other comprehensive income, net of
      tax:
       Change in unrealized loss on
        securities available-for-sale,
        net of deferred income taxes
        of $(100,393)                               -              -               -              -        (150,585)       (150,585)
                                         ------------   ------------    ------------   ------------    ------------    ------------
  Total comprehensive income                        -              -         828,911              -        (150,585)        678,326
                                         ------------   ------------    ------------   ------------    ------------    ------------

Balances at June 30, 2000                     127,500      2,857,154      23,506,374       (257,040)       (419,668)     25,814,320

  Issuance of stock awards                          -        330,225               -       (330,225)              -               -
  Payment on ESOP stock note                        -              -               -         28,560               -          28,560
  Release of ESOP stock                             -              -          10,638              -               -          10,638
  Dividends                                         -              -        (222,523)             -               -        (222,523)

  Comprehensive income
     Net income                                     -              -         776,138              -               -         776,138
     Other comprehensive income, net of
      tax:
       Change in unrealized loss on
        securities available-for-sale,
        net of deferred income taxes
        of $273,317                                 -              -               -              -         409,976         409,976
                                         ------------   ------------    ------------   ------------    ------------    ------------
Total comprehensive income                          -              -         776,138              -         409,976       1,186,114
                                         ------------   ------------    ------------   ------------    ------------    ------------

Balances at June 30, 2001                     127,500      3,187,379      24,070,627       (558,705)         (9,692)     26,817,109

  Stock awards vested                             379           (379)              -              -               -               -
  Stock awards adjustments                          -         (9,860)              -          9,860               -               -
  Payment on ESOP stock note                        -              -               -         28,560               -          28,560
  Amortization of stock awards                      -              -               -        158,804               -         158,804
  Release of ESOP stock                             -              -          37,851              -               -          37,851
  Dividends                                         -              -        (340,624)             -               -        (340,624)
  Comprehensive income
     Net income                                     -              -         554,295              -               -         554,295
     Other comprehensive income, net of
      tax:
       Change in unrealized loss on
        securities available-for-sale,
        net of deferred income taxes
        of $24,274                                  -              -               -              -          36,411          36,411
                                         ------------   ------------    ------------   ------------    ------------    ------------
Total comprehensive income                          -              -         554,295              -          36,411         590,706
                                         ------------   ------------    ------------   ------------    ------------    ------------

Balances at June 30, 2002                $    127,879   $  3,177,140    $ 24,322,149   $   (361,481)   $     26,719    $ 27,292,406
                                         ============   ============    ============   ============    ============    ============

           See accompanying notes to consolidated financial statements

                        ALAMOGORDO FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

                                                                        2002               2001             2000
                                                                   --------------   ---------------    --------------
Cash flows from operating activities:

  Net income                                                       $    554,295     $     776,138      $     828,911

  Adjustments to reconcile net income to net cash provided by operating activities

     Depreciation                                                       372,957           368,089            361,602
     Net amortization of premiums and discounts
        on securities                                                    38,789            15,821             17,552
     (Gain) loss on sales of other real estate owned                     (2,046)           (2,779)             2,222
     Deferred income taxes                                              (96,587)          258,412            (26,942)
     Gain on sales of premises and equipment                                  -                 -            (29,109)
     Loss on sale of securities                                               -             4,950                  -
     Increase (decrease) in provision for loan losses                   130,000                 -            (50,000)
  Decrease in accrued interest                                          151,877           130,267             43,269
  (Increase) decrease in other assets                                   142,286           (30,900)           (27,954)
  (Increase) decrease in income taxes receivable                         14,861           (14,861)                 -
  Decrease in accrued interest and other liabilities                    (25,760)          (20,049)           (23,980)
  Increase (decrease) in income taxes payable                             1,363           (16,304)            20,163
                                                                   ------------     -------------      -------------

    Net cash provided by operating activities                         1,282,035         1,468,784          1,115,734
                                                                   ------------     -------------      -------------

Cash flows from investing activities:

  Proceeds from sales of securities available-for-sale                        -         4,994,000                  -
  Proceeds from maturities, calls and principal payments of
    securities available-for-sale                                     4,737,888         5,734,217          2,919,450
  Proceeds from maturities and principal payments of
    securities held-to-maturity                                         576,231                 -            109,668
  Purchases of securities available-for-sale                         (9,015,709)                -                  -
  Acquisition of FHLB stock                                             (48,400)          (84,200)          (103,300)
  Net (increase) decrease in loans                                    6,322,384        (6,213,115)          (782,566)
  Proceeds from sales of premises and equipment                               -                 -             63,947
  Purchases of premises and equipment                                   (31,071)          (60,493)          (142,762)
  Net proceeds from sales of other real estate owned                   (145,069)          (77,737)           (54,693)
                                                                   ------------     -------------      -------------

    Net cash provided by investing activities                         2,396,254         4,292,672          2,009,744
                                                                   ------------     -------------      -------------

           See accompanying notes to consolidated financial statements

                        ALAMOGORDO FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

                                                                 2002          2001           2000
                                                            ------------  ------------   -------------
Cash flows from financing activities:
  Net increase (decrease) in deposits                         12,732,127     1,958,842      (6,161,910)
  Net increase (decrease) in escrows                             (95,252)       27,967          29,051
  Amortization of stock awards                                   158,804             -               -
  Payments on advances from Federal Home Loan Bank                     -    (5,000,000)     (5,000,000)
  Cash dividends paid on common stock                           (340,624)     (222,523)        (34,486)
  Proceeds from stock offering                                         -             -       2,984,644
  Release of ESOP shares                                          37,851        10,638           1,788
  Unearned ESOP shares                                                 -             -        (285,600)
  Payments on unearned ESOP shares                                28,560        28,560          28,560
                                                            ------------  ------------   -------------
    Net cash provided (used) by financing activities          12,521,466    (3,196,516)     (8,437,953)
                                                            ------------  ------------   -------------
Net increase (decrease) in cash and cash equivalents          16,199,755     2,564,940      (5,312,475)

Cash and cash equivalents, beginning of year                   5,724,038     3,159,098       8,471,573
                                                            -----------   ------------   -------------
Cash and cash equivalents, end of year                      $ 21,923,793  $  5,724,038   $   3,159,098
                                                            ============  ============   =============
Noncash investing and financing activities
  Transfers of loans to real estate owned                   $    413,568  $    367,306   $     143,665
  FHLB stock dividends                                            48,400        84,200         103,300

Supplemental disclosures of cash flow information
  Income taxes paid                                         $    395,200  $    449,100   $     359,000
  Interest expense                                             5,885,956     6,359,468       6,667,330

           See accompanying notes to consolidated financial statements

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 1.   Significant Accounting Policies

          Nature of Operations

          Alamogordo Financial Corporation is a stock holding company that owns 100% of Alamogordo Federal Savings and Loan Association (the Association). The Association is a federally chartered stock savings association and has a wholly owned subsidiary, Space Age City Service Corporation. Space Age City Service Corporation was organized to hold, purchase and sell real estate assets. Alamogordo Financial Corporation (the Company) was incorporated on April 30, 1997 and is a majority owned subsidiary of AF Mutual Holding Company.

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

          Basis of Consolidation

          The consolidated financial statements include the accounts of the Company and its subsidiary. Significant inter-company accounts and transactions have been eliminated.

          Basis of Financial Statement Presentation

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

          Cash and Cash Equivalents

          For the purpose of reporting cash flows, the Company defines cash and cash equivalents as cash on hand and investments in certificates of deposits with original maturities of three months or less. Included in cash and cash equivalents are interest-bearing deposits with the Federal Home Loan Bank of $18,967,850 and $3,003,109 at June 30, 2002 and 2001, respectively.

          Advertising Costs

          The Company conducts direct and non-direct response advertising. These costs are expensed as incurred. Advertising costs for the years ended June 30, 2002, 2001 and 2000 are $41,632, $53,604 and $90,741,
          respectively.

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 1.   Significant Accounting Policies (continued)

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

               Securities Available-for-Sale: Securities available-for-sale consists of bonds, notes, debentures, and certain equity securities not classified as securities to be held-to-maturity. These securities are carried at estimated fair value. Discounts and premiums are accreted or amortized using the interest method.

          Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

          Loans

          Loans are stated at unpaid principal net of loan participations sold, the allowance for loan losses and net deferred loan fees. Interest on loans is accrued based on the principal amounts outstanding. Unearned interest on home improvement loans is amortized into income by the interest method. The Company discontinues accruing interest on loans when the loans become ninety days past due and when management believes that the borrower's financial condition is such that collection of interest is doubtful.

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

          Smaller balance homogenous loans are defined as residential first mortgage loans secured by one-to-four-family residences, residential construction loans, and share loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans, which must be evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. The factors, which identify a credit for consideration for measurement of impairment or non-accrual, are similar, however, the measurement considerations differ. A loan is impaired when management believes it is probable they will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is placed on non-accrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection.

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

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 1.  Significant Accounting Policies (continued)

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

Note 2.   Securities

          The amortized cost and fair value are as follows:

                                                   Gross         Gross
                                  Amortized      Unrealized    Unrealized       Fair
          June 30, 2002              Cost          Gains         Losses         Value
          ------------------------------------   -----------  -----------   ------------
          Securities
           available-for-sale
             U.S. Treasury
               securities         $  1,984,950   $   42,550   $        -    $  2,027,500
             Mortgage-backed
               securities
                 FHLMC                 487,895            -       (6,679)        481,216
                 GNMA                1,592,691            -      (11,038)      1,581,653
                 FNMA                  784,092        9,612            -         793,704
             Mutual fund             5,046,618       10,086            -       5,056,704
                                  ------------   ----------   ----------    ------------
                                  $  9,896,246   $   62,248   $  (17,717)   $  9,940,777
                                  ============   ==========   ==========    ============
          Securities
           held-to-maturity
             Securities issued
                 by states and
                 political
                 subdivisions     $    725,010   $    5,303   $        -    $    730,313
                                  ============   ==========   ==========    ============

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 2.   Securities (continued)

                                                          Gross           Gross
                                          Amortized     Unrealized      Unrealized         Fair
     June 30, 2001                           Cost          Gains          Losses           Value
     ------------------------------------------------  -------------   ------------   -------------
     Securities
        available-for-sale
        Federal Home Loan
          Bank Debentures              $  3,500,000      $   5,469     $        -     $   3,505,469
        Mortgage-backed
          Securities
               FHLMC                        691,258              -         (5,004)          676,254
               GNMA                         403,670              -         (2,752)          400,918
               FNMA                       1,085,816              -         (3,868)        1,081,948
                                       ------------      ---------     ----------     -------------

                                       $  5,680,744      $   5,469     $  (21,624)    $   5,664,589
                                       ============      =========     ==========     =============
    Securities
        held-to-maturity
        Mortgage-backed
          Securities
               FHLMC                   $    126,827      $       -     $     (803)    $     126,024
     Securities issued by states
        and political subdivisions        1,175,159         12,186              -         1,187,345
                                       ------------      ---------     ----------     -------------

                                       $  1,301,986      $  12,186     $     (803)    $   1,313,369
                                       ============      =========     ==========     =============

     Securities, carried at approximately $2,570,000 and $2,044,000 at June 30, 2002 and 2001, respectively, are pledged to secure public and private deposits. The public depositors are Otero County and the City of Alamogordo.

     No securities were sold during the year ended June 30, 2002. Gross proceeds from the sale of an available-for-sale security and the gross realized loss on this sale were $4,994,000 and $4,950, respectively, for the year ended June 30, 2001. No securities were sold during the year ended June 30, 2000.

     Amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations.

                                                               June 30, 2002
                                                      ------------------------------
                                                       Amortized            Fair
                                                          Cost              Value
                                                      ------------      ------------
       Due in one year or less                        $    500,010      $    500,250
       Due in one year to five years                     2,209,950         2,257,563
       Mortgage-backed securities                        2,864,678         2,856,573
                                                      ------------      ------------

                                                      $  5,574,638      $  5,614,386
                                                      ============      ============

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 3.  Loans and the Allowance for Loan Losses

         Loans reflected in the balance sheets consist of the following:

                                                                               June 30,
                                                                 -----------------------------------
                                                                        2002               2001
                                                                 -----------------   ---------------
         Mortgage Loans
          One-to-four family                                     $   100,709,872     $  108,661,166
          Multi-family and
           nonresidential                                              8,534,667          8,815,715
          Construction                                                 2,583,629            290,870
          Land                                                           129,558            363,644
                                                                 ---------------     --------------

            Total first mortgage loans                               111,957,726        118,131,395
                                                                 ---------------     --------------

         Consumer and other loans
          Second mortgage                                              1,584,689          2,008,328
          Consumer                                                     1,260,606          1,502,792
          Commercial                                                   2,223,358          1,995,597
          Deposit account                                              1,066,606          1,471,465
                                                                 ---------------     --------------

            Total non-mortgage loans                                   6,135,259          6,978,182
                                                                 ---------------     --------------

         Gross loans                                                 118,092,985        125,109,577
          Less
            Deferred loan fees and discounts                            (600,622)          (569,656)
            Loans in process                                            (410,495)        (1,135,692)
            Allowance for loan loss                                     (539,151)          (409,128)
                                                                 ---------------     --------------

         Net loans                                               $   116,542,717     $  122,995,101
                                                                 ===============     ==============

         An analysis of the allowance for loan losses follows:

                                                                       June 30,
                                                 ---------------------------------------------------
                                                     2002                2001             2000
                                                 -------------     --------------    ---------------
         Balance at beginning of year            $     409,128     $      419,695    $       472,553
          Provision (credit) for loan losses            30,000                  -            (50,000)
          Loans charged off, net of recoveries              23            (10,567)            (2,858)
                                                 -------------     --------------    ---------------

         Balance at end of year                  $     539,151     $      409,128    $       419,695
                                                 =============     ==============    ===============

         Certain loans within the Company's loan and real estate owned portfolios are guaranteed by the Veterans Administration (VA). In the event of default by the borrower, the VA can elect to pay the guaranteed amount or take possession of the property. If the VA takes possession of the property, the Company is entitled to be reimbursed for the outstanding principal balance, accrued interest and certain other expenses. There were no commitments from the VA to take title to foreclosed VA properties at June 30, 2002 and 2001.

         Included in net loans were loans on non-accrual status. Such loans approximated $2,175,000 and $816,000 at June 30, 2002 and 2001,
         respectively. For the years ended June 30, 2002, 2001 and 2000, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $49,900, $50,000 and $46,600, respectively. No amounts were included in interest income on such loans for the years ended June 30, 2002, 2001 and 2000, respectively.

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 3.    Loans and the Allowance for Loan Losses (continued)

           At June 30 2002, the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately, $1,814,000. The allowance for loan loses related to impaired loans amounted to approximately $350,000 at June 30, 2002. Interest income on impaired loans of $147,724 was recognized for cash payments received in 2002. There were no impaired loans at June 30, 2001.

Note 4.    Premises and Equipment

           Premises and equipment reflected in the balance sheets consist of the following:

                                                              June 30,
                                                   ----------------------------
                                                       2002            2001
                                                   ------------   -------------
           Land                                    $    895,330   $     895,330
           Buildings                                  7,467,903       7,466,648
           Leasehold improvements                       214,178         214,178
           Furniture and equipment                    1,232,340       1,211,401
                                                   ------------   -------------

                                                      9,809,751       9,787,557
             Less accumulated depreciation           (1,967,707)     (1,603,627)
                                                   ------------   -------------

           Balance at end of year                  $  7,842,044   $   8,183,930
                                                   ============   =============

Note 5.    Deposits

           Deposits include non-interest-bearing accounts of $2,321,019 and $2,454,596 at June 30, 2002 and 2001, respectively.

           Certificates of deposit are scheduled to mature as follows:

             One year or less                                     $  58,497,861
             Over one year to two years                              19,712,469
             Over two years to three years                           28,052,795
             Over three years to four years                           3,736,222
             Over four years to five years                              317,222
                                                                  -------------

                                                                  $ 110,316,798
                                                                  =============

           Interest expense by major category of deposits is as follows:

                                         2002          2001            2000
                                     -----------  -------------   -------------
            Transaction
             & saving deposits       $   238,135  $     442,094   $     446,064
            Certificate accounts       5,654,868      5,764,499       5,737,826
                                     -----------  -------------   -------------

                                     $ 5,893,003  $   6,206,593   $   6,183,890
                                     ===========  =============   =============


           Deposits accounts exceeding $100,000 totaled $32,412,000 and $25,190,000 at June 30, 2002 and 2001, respectively. Deposits greater than $100,000 per account may not be federally insured. The Company held deposits of approximately $1,778,000 and $1,576,000 for related parties at June 30, 2002 and 2001, respectively. The related parties consist of officers and directors of the Company and are made on the same terms and conditions as other non-related parties.

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 6.   Advances from Federal Home Loan Bank

          The Association has the ability to borrow funds from the Federal Home Loan Bank of Dallas (FHLB) up to 50% of total assets. Advances are secured by a blanket-floating lien on qualifying first mortgage loans. There are no advances as of June 30, 2002 and 2001.

Note 7.   Employee Retirement Benefit Plan

          The Company has established a profit-sharing 401(k) type salary reduction plan for all employees that meet the necessary eligibility requirements for participation in the plan. Participants fully vest after six years of service. Annual contributions are at the discretion of the Board of Directors of the Company. The Company made contributions to the plan of $13,964, $12,721, and $17,152 for the periods ended June 30, 2002, 2001 and 2000, respectively.

          The Company also participates in a multi-employer defined benefit pension plan. The pension plan is available to all employees completing one year of service. Segregated statements of plan assets or separate actuarial valuations are not available. Total pension expense was $5,912, $570, and $3,204 for the periods ended June 30, 2002, 2001 and 2000, respectively.

Note 8.   Contingent Liabilities and Commitments

          In the normal course of business, various commitments are outstanding, such as commitments to extend credit. These financial instruments with off-balance sheet risk are not reflected in the consolidated financial statements. Management does not anticipate any significant losses as a result of these transactions. The following summarizes these financial instruments:

                                                          June 30,
                                              ----------------------------
                                                   2002            2001
                                              ------------    ------------
            Commitments to extend credit      $    825,000    $  1,508,000
            Unused lines of credit               1,046,000         405,000

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

          As of June 30, 2002, variable rate and fixed rate commitments to make loans amounted to approximately $189,000 and $636,000. The interest rates on variable and fixed rate commitments ranged from 4.75% to 7.5%. As of June 30, 2001, variable rate and fixed rate commitments to make loans amounted to approximately $0 and $1,508,000. The interest rates on fixed rate commitments ranged from 6.75% to 9.5%.

          The Company is required by regulatory authorities to maintain certain daily cash balances. The Company's reserve requirements were met through vault cash at June 30, 2002 and 2001.

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 AND 2000

Note 9.   Income Taxes

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

          The provision for income taxes consists of the following:

                                                    June 30
                                    ----------------------------------------
                                       2002           2001            2000
                                    ---------      ---------       ---------
              Current
               Federal              $ 359,173      $ 406,725       $ 371,900
               State                   28,936         29,725          16,700
                                    ---------      ---------       ---------
                                      388,109        436,450         388,600
                                    ---------      ---------       ---------
              Deferred
               Federal                (82,082)        (2,538)         36,956
               State                  (14,505)           969           1,961
                                    ---------                      ---------
                                      (96,587)        (1,569)         38,917
                                    ---------      ---------       ---------

                                    $ 291,522      $ 434,881       $ 427,517
                                    =========      =========       =========
              Effective Tax Rate         34.5%          35.9%             34%
                                    =========      =========       =========

          The income tax differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

                                                                   2002          2001           2000
                                                                ---------     ---------     ----------
              Expense at statutory rate                         $ 287,578     $ 411,746     $  427,186
              State income taxes, net of federal tax benefit       16,877        20,591         11,022
              Nontaxable municipal interest income                 (8,502)      (13,537)       (21,921)
              Other, net                                           (4,431)       16,081         11,230
                                                                ---------     ---------     ----------
                                                                $ 291,522     $ 434,881     $  427,517
                                                                =========     =========     ==========

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 9.  Income Taxes (continued)

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                                  June 30
                                                                           -------------------------
                                                                              2002           2001
                                                                           ----------     ----------
             Deferred tax assets
                Unrealized loss on available-for-sale securities           $        -      $   6,461
                Other than temporary loss on
                   investment in mutual fund                                        -        291,885
                Bad debt reserve                                              302,322        185,103
                Reorganization expenses                                         8,128          8,128
                Non-accrual loan interest                                      19,947         20,013
                                                                           ----------     ----------
             Total gross deferred tax assets                                  330,397        511,590
             Less valuation allowance                                               -       (291,885)
                                                                           ----------     ----------
              Total deferred tax assets                                       330,397        219,705

            Deferred tax liabilities
                Unrealized gain on available-for-sale securities               17,813              -
                FHLB stock dividends                                          348,078        328,718
                Loan origination costs                                         55,132         58,598
                Book/tax depreciation                                          44,256         63,859
                                                                           ----------     ----------
             Total deferred tax liabilities                                   465,279        451,175
                                                                           ----------     ----------

                Net deferred tax liabilities                               $ (134,882)    $ (231,470)
                                                                           ==========     ==========

         A valuation allowance was established at June 30, 1996 for the portion of the deferred tax asset created by the other than temporary loss on investment securities in a mutual fund. Management believes that a tax benefit will not be realized. The other than temporary loss carry forward on investment securities in a mutual fund expired during the year ended June 30, 2002.

         Equity of the Association at June 30, 2002 and 2001 includes approximately $2,700,000 of bad debt deductions for tax years prior to 1987 for which no deferred federal income tax liability has been recorded. Tax legislation passed in August 1996 requires all thrift institutions to deduct a provision for bad debts for tax purposes based on the actual loss experience and recapture the excess bad debt reserve accumulated in the tax years between 1987 and 1995 over a six-year period.

Note 10. Concentrations of Credit Risk

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

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 11.  Regulatory Capital

          The Association is subject to various regulatory capital requirements administered by the federal thrift agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct and material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2002 and 2001, that the Association meets all capital adequacy requirements to which it is subject.

          As of June 30, 2002, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Association's category.

          The following is a reconciliation of the Association's equity under generally accepted accounting principles (GAAP) to regulatory capital:

                                                                                        June 30
                                                                              --------------------------
                                                                                  2002           2001
                                                                              -----------     -----------
          GAAP equity                                                         $25,769,954     $24,918,993
          Investment in subsidiary                                               (290,235)       (295,143)
          Unrealized (gain) loss on securities available for sale                 (26,719)          9,692
                                                                              -----------     -----------
          Tier I (Core) capital                                                25,453,000      24,633,542
          Equity investments and other assets required to be deducted             (40,034)        (40,034)
          General allowance for loan losses                                       539,151         409,128
                                                                              -----------     -----------
          Total Risk-Based Capital                                            $25,952,117     $25,002,636
                                                                              ===========     ===========

          The Association's OTS capital ratios are (dollars in thousands):

                                                                                                          Requirements to be well
                                                                                      Requirements to be     capitalized under
                                                                                           Adequately        prompt corrective
                                                                       Actual             Capitalized        action provisions
                                                                 -------------------- ------------------  -----------------------
                                                                 Amount   Percentage   Amount Percentage    Amount    Percentage
                                                                 ------  ------------ ------- ----------  ---------- ------------
          June 30, 2002
          ------------
           Tier 1 capital (to adjusted total assets              $25,453        16.0%  $4,778        3.0%  $7,963           5.0%
           Tier 1 capital (to risk weighted assets)               25,453        31.0%   3,285        4.0%   4,927           6.0%
           Total Risk-based capital (to risk weighted assets)     25,952        31.6%   6,570        8.0%   8,212          10.0%
           Tangible capital (to adjusted total assets)           $25,479        16.0%  $  N/A        N/A   $2,389           1.5%

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED JUNE 30, 2002 2001 and 2000

Note 11.   Regulatory Capital (continued)

                                                                                                    Requirements to be well
                                                                           Requirements to be       capitalized under prompt
                                                                               Adequately               corrective action
                                                     Actual                   Capitalized                 provisions
                                            -------------------------   -------------------------  -------------------------
                                              Amount     Percentage       Amount     Percentage      Amount      Percentage
                                            ----------- -------------   -------------------------  ---------    ------------
           June 30, 2001
           -------------
             Tier 1capital (to adjusted
               total assets)                 $  24,634        16.8%      $  4,389         3.0%      $ 7,314           5.0%
             Tier 1capital (to risk
               weighted assets)                 24,634        31.3%         3,151         4.0%        4,727           6.0%
             Total Risk-based capital
               (to risk weighted
               assets)                          25,003        31.7%         6,302         8.0%        7,878          10.0%
             Tangible capital (to
               adjusted total assets)        $  24,624        16.8%           N/A         N/A         2,194           1.5%


Note 12.   Disclosures About Fair Value of Financial Instruments

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

           Deposits

           The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, money market demand and savings accounts, is equal to the amount payable on demand. The fair value of certificate accounts is based on the static discounted cash flow approach. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED JUNE 30, 2002 2001 and 2000

Note 12.    Disclosures About Fair Value of Financial Instruments (continued)

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

            The estimated fair values of the Company's financial instruments are as follows:

                                                June 30, 2002                                 June 30, 2001
                                   --------------------------------------       ---------------------------------------
                                                         Estimated Fair                                  Estimated Fair
                                     Carrying Value          Value                Carrying Value             Value
                                   ------------------  ------------------       ------------------    -----------------
       Financial Assets
          Cash and cash
            Equivalents             $      21,923,793  $       21,923,793       $        5,724,038    $       5,724,038
          Securities                       10,665,787          10,671,090                6,966,575            6,977,958
          Loans                           116,542,717         120,540,318              122,995,101          124,304,902
          Accrued interest                    629,605             629,605                  781,482              781,482

       Financial Liabilities
          Deposits                        130,989,181         133,963,832              118,257,054          120,141,804
          Escrows                             968,036             966,752                1,063,288            1,060,419
          Accrued interest                     41,147              41,147                   65,753               65,753

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 13.    Net Income and Dividends Per Share

            The Company completed a public stock offering on May 16, 2000, issuing an additional 1,274,900 shares of its $.10 par value common stock. The Company issued 3,793 additional shares on November 1, 2001 for stock awards more fully described in Note 14 below. Shares outstanding, at June 30, 2002 in the table below are the weighted average shares outstanding based on actual shares outstanding of 1,250,233 (1,278,793 less 28,560 shares held in trust for the ESOP
            Plan). Net income per common share for the year ended June 30, 2002 has been calculated as follows:

                                                           Year ended June 30, 2002
                                                ------------------------------------------------
                                                                   Weighted
                                                                    Average
                                                    Income           Shares         Per-Share
                                                  (Numerator)     (Denominator)       Amount
                                                --------------   --------------   --------------
            Basic net income per share
             Income available to common
               stockholders                      $     554,295        1,248,944   $         .444
                                                                                  ==============

            Effect of dilutive securities
             Stock options                                   -            7,294
             Stock awards                                    -            7,853
                                                --------------   --------------

            Diluted net income per share
             Income available to common
               stockholders                     $      554,295        1,264,091   $         .438
                                                ==============   ==============   ==============

            Basic net income per share of $.623 and $.665, respectively is calculated based on the net income for the years ended June 30, 2001 and 2000 divided by the weighted average shares outstanding of 1,246,440 (1,275,000 less 28,560 shares held in trust for the ESOP
            Plan) at June 30, 2001 and 2000. At June 30, 2001 the stock options and stock awards, as more fully described in Note 14, were not included in the computation of diluted net income per share because the exercise price was greater than the average market price of the common shares.

            Minority shareholders were paid cash dividends per share of $.64 on their 360,793 shares of common stock outstanding at June 30, 2002 and $.405 and $.105 on their 357,000 shares of common stock outstanding at June 30, 2001, and 2000, respectively. Cash dividends of $.13 and $.0975 were paid on the 918,000 shares held by AF Mutual Holding Company at June 30, 2002 and 2001, respectively. AF Mutual Holding Company waived receiving the balance of its dividends.

Note 14.    Stock-Based Compensation Plans

            The Company adopted an employee stock ownership plan (ESOP) effective January 1, 2000 for all employees meeting certain age and service requirements. Participants begin vesting after three years of employment and fully vest after seven years of service. The plan acquired 28,560 shares of the Company's common stock at $10 per share during the Company's initial public offering. The Association borrowed $285,600 from the Company which is payable at $28,560 per year with interest at 8% through June 30, 2009. The ESOP shares are held in trust and released to the Plan pro rata as principal payments are made. On June 30, 2002, 2001, and 2000, the trust allocated 2,856 shares of stock to participant accounts.

            The Company's unallocated shares are accounted for as a reduction of stockholders equity and amounted to $199,920, $228,480, and $257,040 at June 30, 2002, 2001, and 2000, respectively.

                        ALAMOGORDO FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 2002, 2001 and 2000

Note 14.    Stock-Based Compensation Plans (continued)

            The following information relates to the ESOP for the years ended June 30, 2002, 2001, and 2000:

                                                      2002         2001         2000
                                                  -----------   -----------   ---------
            Shares committed to be released           2,856        2,856         2,856
            Average fair value of shares
             committed to be released             $  23.253     $  13.725     $ 10.625
            Compensation expense                  $  66,411     $  39,198     $ 30,345


            Shares held by the ESOP at June 30 are as follows:

                                             2002            2001         2000
                                         ------------    -----------   -----------
            Allocated shares                    8,568          5,712         2,856
            Unallocated shares                 19,992         22,848        25,704
                                         ------------    -----------   -----------

                 Total ESOP shares             28,560         28,560        28,560
                                         ============    ===========   ===========

            The Company adopted a Stock Option Plan effective June 25, 2001. Under the terms of the plan, the Company authorized for the awarding of 35,700 shares of the Company's common stock to directors and key employees at an exercise price of $18.50 per share. The directors are 100% vested in the options becoming exercisable as of June 25, 2001. The options become exercisable for the key employees at a vesting rate of 20% per year over five years beginning July 1, 2002. The exercise price equaled the market price on the date the options were granted. There were no options exercised or forfeited as of June 30, 2002 and 2001.

            The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Under SFAS No. 123, "Accounting for Stock-Based Compensation," the compensation cost will be determined based on the fair value at the grant date for awards under the plan. Compensation cost reported as of June 30, 2002 and 2001 under SFAS No. 123 was zero.

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

            The Company adopted a Recognition and Retention Plan (RRP) effective June 25, 2001. In 2001, the Company contributed $320,365 allowing the RRP to acquire 17,317 shares of common stock of the Company, at $18.50 per share, awarded to directors and key employees. Stock awards for 7,586 shares to the directors will vest 50% on November 1, 2001 and 50% on November 1, 2002. Stock awards for 9,731 shares to key employees will vest at 20% per year over five years beginning July 1, 2002. The un-amortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. RRP compensation expense was $158,804 and $0 for the years ended June 30, 2002 and 2001, respectively.

                            SUPPLEMENTARY INFORMATION

                        ALAMOGORDO FINANCIAL CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                  JUNE 30, 2002

                                                                                                         Alamogordo Federal
                                                  Alamogordo Federal                                      Savings and Loan
                                                   Savings and Loan    Space Age City                       Association
                                                     Association        Corporation     Eliminations    Consolidated Balance
                                                  ------------------   --------------   -------------   --------------------
                  Assets

Cash and cash equivalents                           $  21,923,793       $     105,927   $    (105,927)     $  21,923,793
Securities
  Available-for-sale                                    9,940,777                   -               -          9,940,777
  Held-to-maturity                                        725,010                   -               -            725,010
                                                    -------------       -------------   -------------      -------------
     Total Securities                                  10,665,787                   -               -         10,665,787
                                                    -------------       -------------   -------------      -------------
Loans, net                                            116,542,717                   -               -        116,542,717
Real estate owned                                         280,102                   -               -            280,102
Premises and equipment, net                             7,657,906             184,138               -          7,842,044
Stock in Federal Home Loan Bank, at cost                1,568,000                   -               -          1,568,000
Investment in affiliate                                   290,235                   -        (290,235)                 -
Accrued interest                                          629,605                   -               -            629,605
Income taxes receivable                                         -                 661            (661)                 -
Other assets                                              118,342                   -               -            118,342
                                                    -------------       -------------   -------------      -------------
     Total Assets                                   $ 159,676,487       $     290,726   $    (396,823)     $ 159,570,390
                                                    =============       =============   =============      =============
              Liabilities & Equity

Liabilities
  Deposits                                          $ 132,246,276       $           -   $    (105,927)     $ 132,140,349
  Escrows                                                 968,036                   -               -            968,036
  Accrued interest and other liabilities                  201,122               5,718          (5,888)           200,952
  Deferred income taxes                                   134,882                   -               -            134,882
  Note payable                                            243,046             112,000        (112,000)           243,046
  Income taxes payable                                    113,171                   -               -            113,171
                                                    -------------       -------------   -------------      -------------
     Total Liabilities                                133,906,533             117,718        (223,815)       133,800,436
                                                    -------------       -------------   -------------      -------------

Equity

  Common Stock, $.10 par value, 10,000,000 shares
     authorized, 1,278,793 and 1,275,000 shares
     issued and outstanding at 2002 and 2001,
     respectively                                             100              29,000         (29,000)               100
  Additional paid in capital                            1,862,961             112,000        (112,000)         1,862,961
  Retained earnings, substantially restricted          24,241,655              32,008         (32,008)        24,241,655
  Unearned ESOP shares and stock awards                  (361,481)                  -               -           (361,481)
  Accumulated other comprehensive income                   26,719                   -               -             26,719
                                                    -------------       -------------   -------------      -------------
     Total Equity                                      25,769,954             173,008        (173,008)        25,769,954
                                                    -------------       -------------   -------------      -------------
       Total Liabilities and Equity                 $ 159,676,487       $     290,726   $    (396,823)     $ 159,570,390
                                                    =============       =============   =============      =============


                                                                                                Alamogordo Financial
                                                     Alamogordo Financial                           Corporation
                                                         Corporation         Eliminations       Consolidated Balance
                                                     --------------------    ------------       --------------------
                  Assets

Cash and cash equivalents                            $   1,151,168          $  (1,151,168)       $  21,923,793
Securities
  Available-for-sale                                             -                      -            9,940,777
  Held-to-maturity                                               -                      -              725,010
                                                     -------------          -------------        -------------
     Total Securities                                            -                      -           10,665,787
                                                     -------------          -------------        -------------
Loans, net                                                       -                      -          116,542,717
Real estate owned                                                -                      -              280,102
Premises and equipment, net                                      -                      -            7,842,044
Stock in Federal Home Loan Bank, at cost                         -                      -            1,568,000
Investment in affiliate                                 26,030,559            (26,030,559)                   -
Accrued interest                                                 -                      -              629,605
Income taxes receivable                                          -                      -                    -
Other assets                                                     -                      -              118,342
                                                     -------------          -------------        -------------
     Total Assets                                    $  27,181,727          $ (27,181,727)       $ 159,570,390
                                                     =============          =============        =============
              Liabilities & Equity

Liabilities
  Deposits                                           $           -          $  (1,151,168)       $ 130,989,181
  Escrows                                                        -                      -              968,036
  Accrued interest and other liabilities                     1,126                (17,556)             184,522
  Deferred income taxes                                          -                      -              134,882
  Note payable                                                   -               (243,046)                   -
  Income taxes payable                                    (111,808)                     -                1,363
                                                     -------------          -------------        -------------
     Total Liabilities                                    (110,682)            (1,411,770)         132,277,984
                                                     -------------          -------------        -------------

Equity

  Common Stock, $.10 par value, 10,000,000 shares
     authorized, 1,278,793 and 1,275,000 shares
     issued and outstanding at 2002 and 2001,
     respectively                                          127,879                   (100)             127,879
  Additional paid in capital                             3,177,140             (1,862,961)           3,177,140
  Retained earnings, substantially restricted           24,348,871            (24,268,377)          24,322,149
  Unearned ESOP shares and stock awards                   (361,481)               361,481             (361,481)
  Accumulated other comprehensive income                         -                      -               26,719
                                                     -------------          -------------        -------------
     Total Equity                                       27,292,409            (25,769,957)          27,292,406
                                                     -------------          -------------        -------------
       Total Liabilities and Equity                  $  27,181,727          $ (27,181,727)       $ 159,570,390
                                                     =============          =============        =============

           See accompanying notes to consolidated financial statements

                        ALAMOGORDO FINANCIAL CORPORATION
                        CONSOLIDATING STATEMENT OF INCOME
                            YEAR ENDED JUNE 30, 2002

                                                                                            Alamogordo
                                                                                              Federal
                                                   Alamogordo                               Savings and
                                                     Federal                                   Loan
                                                  Savings and   Space Age                   Association  Alamogordo
                                                      Loan        City                     Consolidated   Financial
                                                  Association  Corporation   Eliminations     Balance    Corporation   Eliminations
                                                 ------------  -----------   ------------  ------------  -----------  --------------
Interest income
  Interest and fees on loans                     $ 9,046,913   $         -   $     (8,960)  $ 9,037,953  $         -    $
  Interest on securities                             102,390             -          4,908       107,298      589,335       (589,335)
  Interest on mortgage-backed securities             141,189             -              -       141,189            -              -
  Interest on other interest-earning assets          431,478         5,599         (5,599)      431,478       34,860        (34,860)
                                                 -----------   -----------   ------------   -----------  -----------    -----------
    Total interest income                          9,721,970         5,599         (9,651)    9,717,918      624,195       (624,195)
                                                 -----------   -----------   ------------   -----------  -----------    -----------
Interest expense
  Interest on deposits                             5,916,453             -         (5,599)    5,910,854            -        (17,851)
  Interest on FHLB and other borrowings               17,009         8,960         (8,960)       17,009            -        (17,009)
                                                 -----------   -----------   ------------   -----------  -----------    -----------
     Total interest expense                        5,933,462         8,960        (14,559)    5,927,863            -        (34,860)
                                                 -----------   -----------   ------------   -----------  -----------    -----------
     Net interest income                           3,788,508        (3,361)         4,908     3,790,055      624,195       (589,335)
Provision (credit) for loan losses                   130,000             -              -       130,000            -              -
                                                 -----------   -----------   ------------   -----------  -----------    -----------

     Net interest income after provision for
      loan losses                                  3,658,508        (3,361)         4,908     3,660,055      624,195       (589,335)
Other income (loss)
  Service charges and fees                           297,438             -              -       297,438            -              -
  Gain (loss) on sale of real estate owned             2,046             -              -         2,046            -              -
  Gain on sale of premises and equipment                   -             -              -             -            -              -
  (Loss) on sale of securities                             -             -              -             -            -              -
  (Loss) on disposition of non-mortgage loans        (11,563)            -              -       (11,563)           -              -
  Other                                              145,170         5,040         (5,040)      145,170            -              -
                                                 -----------   -----------   ------------   -----------  -----------    -----------
     Total other income                              433,091         5,040         (5,040)      433,091            -              -
                                                 -----------   -----------   ------------   -----------  -----------    -----------
Other expenses
  Salaries and benefits                            1,594,305         3,600              -     1,597,905            -              -
  Occupancy                                          667,023         4,896         (5,040)      666,879            -              -
  Data processing fees                               261,448             -              -       261,448            -              -
  Federal insurance premiums and other insurance
      expense                                         66,350             -              -        66,350        1,500              -
  Advertising                                         41,632             -              -        41,632            -              -
  Other                                              560,421           976              -       561,397       85,078              -
                                                 -----------   -----------   ------------   -----------  -----------    -----------
     Total other expenses                          3,191,179         9,472         (5,040)    3,195,611       86,578              -
                                                 -----------   -----------   ------------   -----------  -----------    -----------
     Income before income taxes                      900,420        (7,793)         4,908       897,535      537,617       (589,335)
Provision for income taxes                           311,085        (2,885)             -       308,200      (16,678)             -
                                                 -----------   -----------   ------------   -----------  -----------    -----------
      Net Income                                 $   589,335   $    (4,908)  $      4,908   $   589,335  $   554,295    $  (589,335)
                                                 ===========   ===========   ============   ===========  ===========    ===========

                                                     Alamogordo
                                                      Financial
                                                    Corporation
                                                    Consolidated
                                                      Balance
                                                   -------------
Interest income
  Interest and fees on loans                       $ 9,037,953
  Interest on securities                               107,298
  Interest on mortgage-backed securities               141,189
  Interest on other interest-earning assets            431,478
                                                   -----------
    Total interest income                            9,717,918
                                                   -----------
Interest expense
  Interest on deposits                               5,893,003
  Interest on FHLB and other borrowings                      -
                                                   -----------
     Total interest expense                          5,893,003
                                                   -----------
     Net interest income                             3,824,915
Provision (credit) for loan losses                     130,000
                                                   -----------

     Net interest income after provision for
      loan losses                                    3,694,915
Other income (loss)
  Service charges and fees                             297,438
  Gain (loss) on sale of real estate owned               2,046
  Gain on sale of premises and equipment                     -
  (Loss) on sale of securities                               -
  (Loss) on disposition of non-mortgage loans          (11,563)
  Other                                                145,170
                                                   -----------
     Total other income                                433,091
                                                   -----------
Other expenses
  Salaries and benefits                              1,597,905
  Occupancy                                            666,879
  Data processing fees                                 261,448
  Federal insurance premiums and other insurance
      expense                                           67,850
  Advertising                                           41,632
  Other                                                646,475
                                                   -----------
     Total other expenses                            3,282,189
                                                   -----------
     Income before income taxes                        845,817
Provision for income taxes                             291,522
                                                   -----------
      Net Income                                   $   554,295
                                                   ===========

           See accompanying notes to consolidated financial statements