Form 10KSB, Exhibit 13
period 2003-06-30
ALAMOGORDO FINANCIAL CORP
filed 2003-09-29
CIK 1100542

TABLE OF CONTENTS


                                                                            Page

MESSAGE TO OUR SHAREHOLDERS                                                   1

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA                                2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS                                                     4

SELECTED QUARTERLY FINANCIAL DATA                                            11

COMMON STOCK AND RELATED MATTERS                                             11

CORPORATE INFORMATION                                                        13

STOCKHOLDER INFORMATION                                                      14

                [LETTERHEAD OF ALAMOGORDO FINANCIAL CORPORATION]



Dear Shareholder,

As I look back over my 20 years of service, I am reminded of countless important milestones, including our stock conversion in 2000 and our success over the past three years as a public company. One thing that has been constant throughout the history of this company has been our commitment to our customers. Our focus on meeting and exceeding the needs of our customers starts with the personal commitment of each of our employees. Our very capable management team is focused and committed to a clear and constant mission to carry this tradition forward, knowing that satisfied customers and shareholder value are inseparable. I am grateful for the opportunity to lead this great company and remain confident in its future success.

Alamogordo Financial Corp. (AFC) completed a successful year in 2003. Our business continued to grow with revenues up 18.41% and total assets surpassing $156 million. In achieving financial targets this past year, AFC reported net income of $656,000. This represents an increase over 2002 results. Our net income per share, diluted for 2003, stands at $.51. Minority shareholders of the corporation were paid a cash dividend of $.68 per share on the 373,772 shares of common stock outstanding at June 30, 2003. Cash dividends of $.13 per share were paid on the 918,000 shares held by AF Mutual Holding Company. AF Mutual Holding Company waived receiving the balance of its dividends.

(Highlights of Our Business)

Alamogordo Federal Savings and Loan Association (Alamo Fed) is the foundation of AFC's success. Alamo Fed has consistent earnings and a very strong balance sheet. Alamo Fed had deposits at June 30, 2003 of $119 million and showed total loans of $101 million, decreases of 9.29% and 13.68% respectively. Equity capital amounted to $28 million or 17.88% of total assets. During the 12 months ending June 30th, Alamogordo Federal originated more than $20 million in new loans for its own portfolio. They additionally purchased $2.5 million in loans, primarily in El Paso and Albuquerque during this same time frame. Payoffs, principal repayments and loans sold to other financial institutions totaled $39 million. Deposits and interest credited to customers' accounts totaled $243 million while withdrawals stood at $255 million dollars.

Entering 2004, we remain committed to our long-term business objectives while keeping a watch on the economic climate. Our favorable results of the past year reflect our commitment to our customers and to disciplined growth. We are loyal to the practices and fundamentals that have brought us to where we are today and confidently look to this year as another good year for our customers and shareholders.

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

                                                               At June 30,
                                     ---------------------------------------------------------------
                                        2003         2002         2001         2000          1999
                                     ----------   ----------   ----------   ----------    ----------
                                                             (In Thousands)
Selected Financial Condition Data
Total assets .....................   $  156,999   $  159,570   $  146,579   $  148,394    $  156,158
Loans receivable, net ............      100,595      116,543      122,995      116,782       115,949
Mortgage-backed securities:
 Held to maturity ................           --           --          127          211           319

 Available for sale ..............        1,775        2,857        2,159        2,551         3,114
Securities:

 Held to maturity ................        5,108          725        1,175        1,626         3,154

 Available for sale ..............       26,062        7,084        3,506       12,918        13,916
Deposits .........................      118,823      130,989      118,257      116,298       122,469

Total borrowings .................        8,907           --           --        5,000        10,000
Equity ...........................       28,077       27,292       26,817       25,814        22,441

                                                           Year Ended June 30,
                                     ---------------------------------------------------------------
                                        2003         2002         2001         2000          1999
                                     ----------   ----------   ----------   ----------    ----------
                                                 (In Thousands Except Per Share Data)
Selected Operating Data:
Total interest income ............   $    9,104   $    9,718   $   10,191   $   10,567    $   11,016
Total interest expense ...........        4,842        5,893        6,348        6,668         7,279
                                     ----------   ----------   ----------   ----------    ----------
Net interest income ..............        4,262        3,825        3,843        3,899         3,737
Provision (credit) for loan losses          390          130           --          (50)           --
                                     ----------   ----------   ----------   ----------    ----------
Net interest income after
provision for loan losses ........        3,872        3,695        3,843        3,949         3,737
                                     ----------   ----------   ----------   ----------    ----------

Other income .....................          519          433          426          384           260
Other expenses ...................        3,356        3,282        3,058        3,076         3,022
                                     ----------   ----------   ----------   ----------    ----------
Income before income taxes .......        1,035          846        1,211        1,257           975
                                     ----------   ----------   ----------   ----------    ----------
Provision for income taxes .......          379          292          435          428           296
                                     ----------   ----------   ----------   ----------    ----------
Net income .......................   $      656   $      554   $      776   $      829    $      679
                                     ==========   ==========   ==========   ==========    ==========
Net income per share-basic .......   $     0.52   $     0.44   $     0.62   $     0.67           N/M
                                     ==========   ==========   ==========   ==========    ==========
Net income per share-diluted .....   $     0.51   $     0.44   $     0.62   $     0.67           N/M
                                     ==========   ==========   ==========   ==========    ==========
Dividends per share ..............   $     0.68   $     0.64   $     0.41   $     0.11           N/M
                                     ==========   ==========   ==========   ==========    ==========

---------------------
N/M Not meaningful; no public shareholders during the year.

                                                                  At or for the Year Ended June 30,
                                                      --------------------------------------------------------
                                                        2003        2002        2001        2000        1999
                                                      --------    --------    --------    --------    --------
Key Operating Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to
   average total assets) ......................          0.41%       0.35%       0.53%       0.53%       0.42%
Return on equity (ratio of net income to
   average equity) ............................          2.39        2.05        2.97        3.67        3.03
Average interest rate spread ..................          2.37        2.03        2.13        2.32        2.06
Interest rate spread at end of period .........          2.42        2.00        2.10        2.16        2.19
Net interest margin (1) .......................          2.85        2.65        2.87        2.77        2.53
Ratio of operating expenses to average total
   assets .....................................          2.08        2.10        2.10        1.98        1.89
Ratio of average interest-earning assets to
   average interest-bearing liabilities .......        114.90      115.29      115.65      109.41      109.54
Efficiency ratio (2) ..........................         70.19       77.08       71.63       71.82       75.61
Dividend payout ratio .........................        131.27      144.14       65.01       16.15(3)       --

Asset Quality Ratio:
Non-performing assets to total assets .........          0.74        1.69        0.74        0.52        0.33
Allowance for loan losses to non-performing
   loans ......................................         87.66       22.34       43.02       58.68       88.72
Allowance for loan losses to gross loans
   receivable .................................          0.53        0.46        0.33        0.35        0.39

Capital Ratios:
Equity to total assets at end of period .......         17.88       17.10       18.30       17.40       14.37
Average equity to average assets ..............         17.03       17.31       17.93       14.53       13.96

Other Data:
Number of full-service offices ................             2           2           2           2           2

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

Critical Accounting Policies

         Our accounting and reporting policies are prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Accounting policies considered critical to our financial results include the allowance for loan losses, accounting for deferred income taxes and the recognition of interest income.

         The methodology for determining the allowance for loan losses is considered by management to be a critical accounting policy due to the high degree of judgment involved, the subjectivity of the assumptions utilized and the potential for changes in the economic environment that could result in changes to the amount of the allowance for loan losses considered necessary. We evaluate our assets at least quarterly, and review their risk components as a part of that evaluation. See Note 1, Summary of Significant Accounting

Policies--Loans in our Notes to Consolidated Financial Statements for a discussion of the risk components. We consistently review the risk components to identify any changes in trends.

         We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change.

         Interest income on loans, securities and other interest-earning assets is accrued monthly unless management considers the collection of interest to be doubtful. Loans are placed on nonaccrual status when payments are contractually past due 90 days or more, or when management has determined that the borrower is unlikely to meet contractual principal or interest obligations. At such time, unpaid interest is reversed by charging interest income. Interest payments received on nonaccrual loans (including impaired loans) are recognized as income unless future collections are doubtful. Loans are returned to accrual status when collectibility is no longer considered doubtful (generally, when all payments have been brought current).


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

         The following table presents Alamogordo Federal's NPV at June 30, 2003, as calculated by the Office of Thrift Supervision (the "OTS"), which is based upon quarterly information that Alamogordo Federal provided to the OTS.

                Percentage Change in Net Portfolio Value
       ---------------------------------------------------------
         Changes in
           Market          Projected    Estimated      Amount of
       Interest Rates      Change(1)       NPV          Change
       --------------      ---------    ---------      ---------
       (basis points)             (Dollars in Thousands)

            300               (17)%       25,694        (5,150)
            200                (9)        28,183        (2,660)
            100                (3)        30,061          (782)
             --                --         30,843            --
           (100)                1         31,196           353


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

                                                                                     Years Ended June 30,
                                                             ---------------------------------------------------------------------
                                                                           2003                                2002
                                                             ---------------------------------   ---------------------------------
                                                             Average                 Average     Average                 Average
                                                             Balance     Interest   Yield/Cost   Balance     Interest   Yield/Cost
                                                             --------    --------   ----------   --------    --------   ----------
                                                                                    (Dollars in Thousands)
Interest-earning assets:
  Loans receivable (1) ...................................   $108,935    $  8,136        7.47%   $119,025    $  9,038        7.59%
  Mortgage-backed securities (2) .........................      2,336          94        4.02       3,146         141        4.48
  Securities (2) .........................................     21,294         598        2.81       2,812         107        3.81
  Other interest-earning assets (3) ......................     16,764         276        1.65      19,284         432        2.24
                                                             --------    --------                --------    --------
    Total interest-earning assets ........................    149,329       9,104        6.10     144,267       9,718        6.74
                                                                         --------                            --------
Non-interest-earning assets ..............................     11,726                              12,167
                                                             --------                            --------
      Total assets .......................................   $161,055                            $156,434
                                                             ========                            ========

Interest-bearing liabilities:
  Transaction and savings deposits .......................   $ 19,891         107        0.54%   $ 18,172         238        1.31%
  Certificate accounts ...................................    102,763       4,520        4.40     106,964       5,655        5.29
  Borrowings .............................................      7,306         215        2.94          --          --          --
                                                             --------    --------                --------    --------
    Total interest-bearing liabilities ...................    129,960       4,842        3.73     125,136       5,893        4.71
                                                                         --------                            --------
Non-interest bearing liabilities .........................      3,667                               4,226
                                                             --------                            --------
      Total liabilities ..................................   $133,627                            $129,362
    Equity ...............................................   $ 27,428                            $ 27,072
                                                             --------                            --------
      Total liabilities and equity .......................   $161,055                            $156,434
                                                             ========                            ========
Net interest income ......................................               $  4,262                            $  3,825
                                                                         ========                            ========
Net interest rate spread (4) .............................                               2.37%                               2.03%
                                                                                     ========                            ========
Net interest-earning assets ..............................   $ 19,369                            $ 19,131
                                                             ========                            ========
Net yield on average interest-earning assets (5) .........                   2.85%                               2.65%
                                                                         ========                            ========

Average interest-earning assets to average interest-
  bearing liabilities ....................................     114.90%                             115.29%
                                                             ========                            ========

------------------------

(1) Amounts are net of allowance for loan losses but include non-accrual loans. Interest is recognized on non-accrual loans only as and when received.
(2)      Securities are included at carrying value.
(3) Other interest-earning assets include Federal Home Loan Bank of Dallas stock.
(4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets. .

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

                                                    2003 vs. 2002                                    2002 vs. 2001
                                  -----------------------------------------------  -----------------------------------------------
                                         Increase/(Decrease)                              Increase/(Decrease)
                                                Due To                                           Due To
                                  -----------------------------------    Total     -----------------------------------    Total
                                                             Rate/      Increase                               Rate/     Increase
                                    Volume       Rate        Volume    (Decrease)    Volume       Rate         Volume   (Decrease)
                                  ----------  ----------   ----------  ----------  ----------  ----------   ----------  ----------
                                                                          (In Thousands)
Interest-earning assets:
  Loans receivable ............   $      302  $     (299)  $     (905) $     (902) $      620  $      (28)  $     (680) $      (88)
  Mortgage-backed securities ..            4         (12)         (39)        (47)         14         (53)          24         (15)
  Investment securities .......           (1)        388          104         491           2          58         (591)       (531)
  Other interest-earning
    assets.....................           22        (183)           5        (156)        200      (2,120)       2,081         161
                                  ----------  ----------   ----------  ----------  ----------  ----------   ----------  ----------
    Total interest-earning
    assets ....................          327        (106)        (835)       (614)        836      (2,143)         834        (473)
                                  ----------  ----------   ----------  ----------  ----------  ----------   ----------  ----------

Interest-bearing liabilities:
  Transactions and savings
  deposits ....................           10        (149)           8        (131)         31        (225)         (10)       (204)
  Certificate accounts ........          192        (952)        (375)     (1,135)        425        (320)        (215)       (110)
  Borrowings ..................           --         215           --         215          --          --         (141)       (141)
                                  ----------  ----------   ----------  ----------  ----------  ----------   ----------  ----------
Total interest-bearing
liabilities ...................          202        (886)        (367)     (1,051)        456        (545)        (366)       (455)
                                  ----------  ----------   ----------  ----------  ----------  ----------   ----------  ----------

Net interest income ...........   $      125  $     (780)  $     (468) $      437  $      380  $   (1,598)  $    1,200  $      (18)
                                  ==========  ==========   ==========  ==========  ==========  ==========   ==========  ==========

Financial Condition

         Alamogordo Financial's total assets decreased by $2.6 million, or 1.6%, to $157.0 million at June 30, 2003, from $159.6 million at June 30, 2002. The decrease resulted primarily from a decrease in cash and cash equivalents and loans receivable, partially offset by an increase in securities. Cash and cash equivalents decreased by $9.1 million, or 41.6%, to $12.8 million from $21.9 million primarily due to the purchase of securities and a decrease in deposits, partially offset by a decrease in loans receivable and an increase in advances. Securities, including mortgage-backed securities, increased by $22.2 million, or 207.5%, to $32.9 million from $10.7 million as a result of purchases, partially offset by maturities and repayments. Loans receivable decreased by $15.9 million, or 13.6%, to $100.6 million from $116.5 million as a result of principal repayments and loan payoffs exceeding new loan originations.

         Total deposits decreased by $12.2 million, or 9.3%, to $118.8 million at June 30, 2003 from $131.0 million at June 30, 2002. The decrease resulted primarily from a $14.5 million, or 13.1%, decrease in certificate accounts to $95.8 million from $110.3 million, partially offset by a $2.2 million increase, or 12.0%, in transaction and savings deposits to $20.5 million from $18.3 million. The decrease in certificate accounts resulted from maturities surpassing new account openings. Total borrowings increased to $8.9 million at June 30, 2003 as compared to none for the previous period as advances from the Federal Home Loan Bank (the "FHLB") were obtained in order to meet future liquidity needs, take advantage of low advance rates, and participate in the FHLB's "Community Investment Program".

Equity increased by $785,000, or 2.9%, to $28.1 million at June 30, 2003 from $27.3 million at June 30, 2002. The increase resulted primarily from earnings over the period of $656,000, a $232,000 increase in accumulated other comprehensive income related to unrealized gains on securities available for sale, the amortization of $54,000 of unearned stock awards, and the exercise of $134,000 of stock options, partially offset by dividends paid to stockholders of

$355,000. As of June 30, 2003, Alamogordo Federal had $26.3 million of tangible capital or 16.8% of tangible assets, $26.3 million of core capital or 16.8% of total adjusted assets, and $26.7 million of risk-based capital or 36.2% of risk-weighted assets. Comparison of Operating Results for the Years Ended June 30, 2003 and 2002

         General. Net income increased by $102,000, or 18.4%, to $656,000 for the fiscal year ended June 30, 2003, from $554,000 for the fiscal year ended June 30, 2002. The increase resulted from an increase in net interest income after the provision for loan losses and an increase in total other income, partially offset by an increase in total other expense and an increase in the provision for income taxes.

         Total Interest Income. Total interest income decreased by $614,000, or 6.3%, to $9.1 million for the fiscal year ended June 30, 2003 from $9.7 million for the fiscal year ended June 30, 2002. The decrease resulted from decreases in interest and fees on loans receivable and interest on other interest-earning assets, and was partially offset by an increase in interest on securities. Interest and fees on loans receivable decreased by $902,000, or 10.0%, to $8.1 million from $9.0 million. The decrease resulted from a 12 basis point decrease in the average yield on the loan portfolio to 7.47% from 7.59% and a $10.1 million, or 8.5%, decrease in the average balance of loans receivable to $108.9 million from $119.0 million. Interest on securities (including mortgage-backed securities) increased by $444,000, or 179.0%, to $692,000 from $248,000. This increase resulted from a $17.6 million, or 293.3%, increase in the average balance of securities, partially offset by a 123 basis point decrease in the average yield from 4.16% to 2.93%. Interest on other interest-earning assets decreased by $156,000, or 36.1%, to $276,000 from $432,000. This decrease resulted from a $2.5 million decrease in the average balance of other interest-earning assets and a decrease in the average yield of 59 basis points. The decrease in the average yield on the Company's interest-earning assets was due to a general decrease in market rates of interest.

         Interest Expense. Interest expense on deposits decreased by $1.3 million or 22.0%, to $4.6 million for the fiscal year ended June 30, 2003 from $5.9 million for the fiscal year ended June 30, 2002. Interest expense on transaction and savings accounts decreased to $107,000 from $238,000, as the average cost decreased to 0.54% from 1.31%, and was partially offset by an increase in the average balance of transaction and savings accounts to $19.9 million from $18.2 million. Interest expense on certificate accounts decreased by $1.1 million as the average cost decreased to 4.40% from 5.29% and the average balance decreased to $102.8 million from $107.0 million. The decrease in the average cost of deposits is a result of a general decrease in market rates of interest. Interest expense on borrowings increased by $215,000 as the average balance of Federal Home Loan Bank advances was $7.3 million for the year ended June 30, 2003, as compared to none for the prior period.

         Net Interest Income. Net interest income increased by $437,000 or 11.5%, to $4.2 million for the fiscal year ended June 30, 2003 from $3.8 million for the fiscal year ended June 30, 2002. Net interest rate spread, the difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities, increased by 34 basis points to 2.37% from 2.03%, and net interest margin, or net interest income as a percentage of average interest-earning assets, increased by 20 basis points to 2.85% from 2.65%.

         Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that we believe is appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers loss experience, evaluations of real estate collateral, economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. Based on our evaluation of these factors, a provision of $390,000 was made for the year ended June 30, 2003, and a provision of $130,000 was made for the year ended June 30, 2002. The allowance for loan losses was $540,000, or 87.7% of total nonperforming loans at June 30, 2003, and $540,000, or 22.3% of total nonperforming loans at June 30, 2002. Management analyzes the allowance for loan losses on a quarterly basis and will recommend an additional expense if its review indicates the need for additional reserves.

         Other Income. Total other income increased by $86,000, or 19.9%, to $519,000 from $433,000. Service charges and fees increased by $43,000, or 14.5%, primarily due to an increase in deposit account service charges. Loss on sale of real estate owned totaled $10,000 for the year ended June 30, 2003 as compared to a gain on sale of real estate owned of $2,000 for the previous period. Gain on sale of loans totaled $62,000 as compared to no gain for the previous period as $5.1 million of loans were sold in the secondary market during the current period. Other income decreased by $7,000.

         Other Expense. Total other expense increased by $74,000, or 2.3%, to $3.4 million for the fiscal year ended June 30, 2003 from $3.3 million for the year ended June 30, 2002. Increases in salaries and benefits, occupancy, data processing, insurance, and other were partially offset by a decrease in advertising.

         Provision for Income Taxes. The provision for income taxes increased to $379,000, or 36.6% of net income before income taxes, from $292,000, or 34.5% of net income before income taxes. The increase in the provision resulted from an increase in income before income taxes.


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

         Alamogordo Federal is required by OTS regulations to maintain sufficient liquidity to ensure its safe and sound operation. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. At June 30, 2003, Alamogordo Federal's liquidity, as measured for regulatory purposes, was 32.3 %.

         At June 30, 2003, Alamogordo Federal had loan commitments of $3.8 million and unused lines of credit of $1.4 million. Alamogordo Federal believes that it has adequate resources to fund loan commitments as they arise. If Alamogordo Federal requires funds beyond its internal funding capabilities, additional advances from the FHLB of Dallas are available. At June 30, 2003, approximately $43.5 million of time deposits were scheduled to mature within a year, and we expect that a portion of these time deposits will not be renewed upon maturity.

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


                        SELECTED QUARTERLY FINANCIAL DATA

         A summary of selected quarterly financial data for the years ended June 30, 2003 and 2002 is as follows:

                                     First     Second      Third     Fourth
                                    Quarter    Quarter    Quarter    Quarter
                                    --------   --------   --------   --------
                                       (In Thousands Except Per Share Data)
Fiscal 2003
-----------
Interest income .................   $  2,356   $  2,377   $  2,233   $  2,138
Net interest income .............      1,023      1,093      1,083      1,063
Provision for losses ............        182         22         36        150
Income before provision for
  income taxes ..................         72        355        378        230
Net income ......................         56        223        239        138

Net income per common share:

  Basic .........................        .04        .18        .19        .11

  Diluted .......................        .04        .17        .19        .11


Fiscal 2002
-----------
Interest income .................   $  2,525   $  2,405   $  2,428   $  2,360
Net interest income .............        957        851      1,024        993
Provision for losses ............         --         --         --        130
Income before provision for
  income taxes ..................        231        113        374        128
Net income ......................        148         79        240         87

Net income per common share:

  Basic .........................        .12        .06        .19        .07

  Diluted .......................        .12        .06        .19        .07


                        COMMON STOCK AND RELATED MATTERS

         Alamogordo Financial's common stock trades over-the-counter on the OTC Bulletin Board under the symbol "ALMG." As of September 17, 2003, Alamogordo Financial had 145 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 1,299,555 shares outstanding, including 918,000 shares held by AF Mutual Holding Company.

         The following table sets forth market price and dividend information for the common stock for the last two fiscal years.

  Fiscal Year Ended                                          Cash Dividends
    June 30, 2003                High          Low              Declared
--------------------------    ---------     ---------       ----------------
First quarter                 $   29.75     $   24.25       $  .17 per share
Second quarter                $   24.75     $   23.00       $  .17 per share
Third quarter                 $   26.75     $   23.25       $  .17 per share
Fourth quarter                $   30.00     $   27.00       $  .17 pershare


  Fiscal Year Ended                                          Cash Dividends
    June 30, 2002                High          Low              Declared
--------------------------    ---------     ---------       ----------------
First quarter                 $   21.00     $   18.50       $  .15 per share
Second quarter                $   24.75     $   18.00       $  .15 per share
Third quarter                 $   25.50     $   20.00       $  .17 per share
Fourth quarter                $   32.50     $   23.55       $  .17 per share


         Payment of dividends on Alamogordo Financial's common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Alamogordo Financial's results of operations and financial condition, tax considerations and general economic conditions. Alamogordo Financial may look to Alamogordo Federal as a source of funds with which to pay dividends. Alamogordo Federal is limited by the OTS in the amount of and the circumstances under which it may distribute capital to Alamogordo Financial. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue. Cash dividends of $.13 were paid on the 918,000 shares held by AF Mutual Holding Company at June 30, 2003 and 2002. AF Mutual Holding Company waived receiving the balance of its dividends.

                        ALAMOGORDO FINANCIAL CORPORATION



INDEPENDENT AUDITORS' REPORTS.................................................1

FINANCIAL STATEMENTS

        Consolidated Balance Sheets...........................................3

        Consolidated Statements of Income.....................................4

        Consolidated Statements of Changes in Equity..........................5

        Consolidated Statements of Cash Flows.................................7

        Notes to Consolidated Financial Statements............................9

                          Independent Auditors' Report


Board of Directors
Alamogordo Financial Corporation


We have audited the accompanying consolidated balance sheet of Alamogordo Financial Corporation and Subsidiaries (Company) as of June 30, 2003, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Alamogordo Financial Corporation for the year ended June 30, 2002, were audited by other auditors whose report dated August 16, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alamogordo Financial Corporation and Subsidiaries as of June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Neff + Ricci LLP

Albuquerque, New Mexico
July 25, 2003

              [letterhead of Accounting & Consulting Group, L.L.P.]



               Report of Independent Certified Public Accountants
               --------------------------------------------------


The Board of Directors
Alamogordo Financial Corporation
Alamogordo, New Mexico

We have audited the consolidated balance sheet of Alamogordo Financial Corporation and subsidiary (the Company) as of June 30, 2002 and the related consolidated statements of income, changes in equity and cash flows for the year ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alamogordo Financial Corporation and subsidiary as of June 30, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

                                       \s\ Accounting & Consulting Group, L.L.P.

                                       Accounting & Consulting Group, L.L.P.
                                       Certified Public Accountants

August 16, 2002
Alamogordo, New Mexico

ALAMOGORDO FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
June 30, 2003 and 2002

ASSETS                                                                2003               2002

Cash and due from banks                                          $   3,059,413          2,955,943
Interest-bearing deposits with banks                                 9,736,728         18,967,850
Securities
    Available-for-sale                                              27,836,508          9,940,777
    Held-to-maturity                                                 5,108,000            725,010
Loans, net                                                         100,594,994        116,542,717
Real estate owned                                                      544,388            280,102
Premises and equipment, net                                          7,610,972          7,842,044
Stock in Federal Home Loan Bank, at cost, restricted                 1,610,400          1,568,000
Accrued interest receivable                                            545,307            629,605
Income taxes receivable                                                204,961                 --
Prepaid and other assets                                               146,975            118,342
                                                                 -------------      -------------

          Total assets                                           $ 156,998,646        159,570,390
                                                                 =============      =============

LIABILITIES AND EQUITY

Liabilities
    Deposits                                                     $ 118,822,912        130,989,181
    FHLB advances                                                    8,907,392                 --
    Escrows                                                            796,210            968,036
    Accrued interest and other liabilities                              96,984            184,522
    Deferred income taxes                                              298,014            134,882
    Income taxes payable                                                    --              1,363
                                                                 -------------      -------------

          Total liabilities                                        128,921,512        132,277,984
                                                                 -------------      -------------

Commitments and Contingencies

Equity
    Preferred Stock                                                         --                 --
    Common stock, $.10 par value, 20,000,000 shares
       authorized, 1,291,772 and 1,278,793
       issued and outstanding at 2003 and 2002, respectively           129,177            127,879
    Treasury stock, at cost, 441 shares                                (11,113)                --
    Additional paid in capital                                       3,405,990          3,177,140
    Unearned ESOP shares and stock awards                             (279,374)          (361,481)
    Retained earnings, substantially restricted                     24,573,321         24,322,149
    Accumulated other comprehensive income                             259,133             26,719
                                                                 -------------      -------------

          Total equity                                              28,077,134         27,292,406
                                                                 -------------      -------------

          Total liabilities and equity                           $ 156,998,646        159,570,390
                                                                 =============      =============

See Notes to Consolidated Financial Statements.

ALAMOGORDO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 2003 and 2002
                                                         2003           2002
Interest Income
    Interest and fees on loans                       $ 8,136,446      9,037,953
    Interest on securities                               597,629        107,298
    Interest on mortgage-backed securities                94,110        141,189
    Interest on other interest-earning assets            276,087        431,478
                                                     -----------    -----------
          Total interest income                        9,104,272      9,717,918
                                                     -----------    -----------

Interest Expense
    Interest on deposits                               4,626,760      5,893,003
    Interest on FHLB and other borrowings                214,964             --
                                                     -----------    -----------
          Total interest expense                       4,841,724      5,893,003
                                                     -----------    -----------

          Net interest income                          4,262,548      3,824,915

Provision for loan losses                                390,392        130,000
                                                     -----------    -----------
          Net interest income after provision
             for loan losses                           3,872,156      3,694,915
                                                     -----------    -----------

Other Income (Loss)
    Service charges and fees                             340,396        297,438
    (Loss) gain on sale of other real estate owned       (10,185)         2,046
    Loss on repossessed assets                           (10,125)            --
    Gain on sale of mortgage loans                        61,679             --
    Loss on disposition of non-mortgage loans                 --        (11,563)
    Other                                                137,595        145,170
                                                     -----------    -----------
          Total other income                             519,360        433,091
                                                     -----------    -----------

Other Expenses
    Salaries and benefits                              1,628,332      1,597,905
    Occupancy                                            680,015        666,879
    Data processing fees                                 289,018        261,448
    Federal insurance premiums and other
       insurance expense                                  72,644         67,850
    Advertising                                           36,965         41,632
    Other                                                649,462        646,475
                                                     -----------    -----------
          Total other expenses                         3,356,436      3,282,189
                                                     -----------    -----------

          Income before income taxes                   1,035,080        845,817

Provision for income taxes                               378,795        291,522
                                                     -----------    -----------

          Net income                                 $   656,285        554,295
                                                     ===========    ===========

Net income per common share - basic                  $      0.52           0.44

Net income per common share - diluted                       0.51           0.44

Weighted average number of common shares
    outstanding-basic                                  1,266,503      1,248,994
Weighted average number of common shares
    outstanding-dilutive                               1,284,475      1,264,091


See Notes to Consolidated Financial Statements.

ALAMOGORDO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended June 30, 2003 and 2002


                                                              Common Stock
                                                        -------------------------    Treasury
                                                          Shares        Amount         Stock

Balances at June 30, 2001                                 1,275,000   $   127,500            --

    Stock awards vested                                       3,793           379            --
    Stock awards adjustment                                      --            --            --
    Amortization of stock awards                                 --            --            --
    Release of ESOP stock                                        --            --            --
    Dividends declared and paid to stockholders                  --            --            --



Comprehensive income

    Net income                                                   --            --            --
    Unrealized gain on available-for-sale securities,
        net of taxes                                             --            --            --


           Total comprehensive income                            --            --            --
                                                        -----------   -----------   -----------

Balances at June 30, 2002                                 1,278,793       127,879            --

    Stock awards vested                                       5,741           574            --
    Reclassification of prior release of ESOP stock              --            --            --
    Stock issued on exercise of stock options                 7,238           724            --
    Acquisition of common stock by the Company                   --            --       (11,113)
    Amortization of stock awards                                 --            --            --
    Release of ESOP stock                                        --            --            --
    Dividends declared and paid to stockholders                  --            --            --



Comprehensive income

    Net income                                                   --            --            --
    Unrealized gain on available-for-sale securities,
        net of taxes                                             --            --            --


           Total comprehensive income
                                                        -----------   -----------   -----------

           Balances at June 30, 2003                      1,291,772   $   129,177       (11,113)
                                                        ===========   ===========   ===========

See Notes to Consolidated Financial Statements.

ALAMOGORDO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
Years Ended June 30, 2003 and 2002

                                                                        Unearned                     Accumulated
                                                        Additional     ESOP Shares                      Other
                                                          Paid In        & Stock       Retained     Comprehensive      Total
                                                          Capital         Awards       Earnings     (Loss) Income     Equity

Balances at June 30, 2001                               $ 3,187,379       (558,705)    24,070,627         (9,692)    26,817,109

    Stock awards vested                                        (379)            --             --             --             --
    Stock awards adjustment                                  (9,860)         9,860             --             --             --
    Amortization of stock awards                                 --        158,804             --        158,804
    Release of ESOP stock                                        --         28,560         37,851             --         66,411
    Dividends declared and paid to stockholders                  --             --       (340,624)            --       (340,624)
                                                                                                                    -----------
                                                                                                                     26,701,700
                                                                                                                    -----------
Comprehensive income

    Net income                                                   --             --        554,295             --        554,295
    Unrealized gain on available-for-sale securities,
        net of taxes                                             --             --             --         36,411         36,411
                                                                                                                    -----------

           Total comprehensive income                            --             --             --             --        590,706
                                                        -----------    -----------    -----------    -----------    -----------

Balances at June 30, 2002                                 3,177,140       (361,481)    24,322,149         26,719     27,292,406

    Stock awards vested                                        (574)            --             --             --             --
    Reclassification of prior release of ESOP stock          50,277             --        (50,277)            --             --
    Stock issued on exercise of stock options               133,178             --             --             --        133,902
    Acquisition of common stock by the Company                   --             --             --             --        (11,113)
    Amortization of stock awards                                 --         53,547             --             --         53,547
    Release of ESOP stock                                    45,969         28,560             --             --         74,529
    Dividends declared and paid to stockholders                  --             --       (354,836)            --       (354,836)
                                                                                                                    -----------
                                                                                                                     27,188,435
                                                                                                                    -----------
Comprehensive income

    Net income                                                   --             --        656,285             --        656,285
    Unrealized gain on available-for-sale securities,
        net of taxes                                             --             --             --        232,414        232,414
                                                                                                                    -----------

           Total comprehensive income                                                                                   888,699
                                                        -----------    -----------    -----------    -----------    -----------

           Balances at June 30, 2003                    $ 3,405,990       (279,374)    24,573,321        259,133     28,077,134
                                                        ===========    ===========    ===========    ===========    ===========

See Notes to Consolidated Financial Statements.

ALAMOGORDO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended June 30, 2003 and 2002

                                                                         2003              2002

Cash Flows From Operating Activities
     Net income                                                     $    656,285           554,295

     Adjustments to reconcile net income to net cash
        provided by operating activities
           Depreciation                                                  368,140           372,957
           Stock dividend on FHLB stock                                  (42,400)          (48,400)
           Net amortization of premiums and discounts
             on securities                                                40,141            38,789
           Loss (gain) on sales of other real estate owned                10,185            (2,046)
           Loss on repossessed assets                                     10,125                --
           Provision (benefit) on deferred income taxes                    8,188           (96,587)
           Gain on sale of loans                                         (61,679)               --
           Release of ESOP stock                                          74,529            66,411
           Amortization of stock awards                                   53,547           158,804
           Provision for loan losses                                     390,392           130,000
           Changes in assets and liabilities
               Accrued interest receivable                                84,298           151,877
               Prepaid and other assets                                  (38,758)          142,286
               Income taxes                                             (206,324)           16,224
               Accrued interest payable and other liabilities            (87,538)          (25,760)
                                                                    ------------      ------------

               Net cash provided by operating activities               1,259,131         1,458,850
                                                                    ------------      ------------

Cash Flows From Investing Activities
     Proceeds from maturities, calls and principal payments
        of securities available-for-sale                               1,088,486         4,737,888
     Proceeds from maturities and principal payments of
        securities held-to-maturity                                      500,000           576,231
     Purchases of securities available-for-sale                      (18,636,990)       (9,015,709)
     Purchases of securities held-to-maturity                         (4,883,000)               --
     Net decrease in loans                                            15,619,010         6,322,384
     Purchases of premises and equipment                                (137,068)          (31,071)
     Net proceeds from sales of other real estate owned                 (274,471)         (145,069)
                                                                    ------------      ------------

               Net cash (used) provided by investing activities       (6,724,033)        2,444,654
                                                                    ------------      ------------

See Notes to Consolidated Financial Statements.

ALAMOGORDO FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended June 30, 2003 and 2002

                                                                            2003              2002

Cash Flows From Financing Activities
     Net (decrease) increase in deposits                                $(12,166,269)       12,732,127
     Net decrease in escrows                                                (171,826)          (95,252)
     Proceeds from FHLB advances                                           8,907,392                --
     Repurchase of Company stock                                             (11,113)               --
     Cash dividends paid on common stock                                    (354,836)         (340,624)
     Exercise of stock options                                               133,902                --
                                                                        ------------      ------------

               Net cash (used) provided by financing activities           (3,662,750)       12,296,251
                                                                        ------------      ------------

Net (decrease) increase in cash and cash equivalents                      (9,127,652)       16,199,755

Cash and cash equivalents, beginning of year                              21,923,793         5,724,038
                                                                        ------------      ------------

Cash and cash equivalents, end of year                                  $ 12,796,141        21,923,793
                                                                        ============      ============


Noncash investing and financing activities
     Transfers of loans to real estate owned                            $    668,417           413,568
     Net change in unrealized gain on available-for-sale securities          232,414            36,411

Supplemental disclosures
     Cash paid during the year for
        Income taxes                                                         575,400           395,200
        Interest on deposits and advances                                  4,929,262         5,885,956

See Notes to Consolidated Financial Statements.

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying statements follows:

Nature of Operations. Alamogordo Financial Corporation is a stock holding company that owns 100% of Alamogordo Federal Savings and Loan Association (Association). The Association is a federally chartered stock savings association and has a wholly owned subsidiary, Space Age City Service Corporation. Space Age City Service Corporation was organized to hold, purchase and sell real estate assets. Alamogordo Financial Corporation (Company) was incorporated on April 30, 1997 and is a majority owned subsidiary of AF Mutual Holding Company.

The Company provides a variety of banking services to individuals and businesses through its location in Alamogordo, New Mexico. The primary deposit products are demand deposits, certificates of deposit, NOW and money market accounts. The primary lending products are real estate mortgages and commercial loans. The Company is subject to competition from other financial institutions and to regulation by certain federal agencies and undergoes periodic examinations by these regulatory authorities.

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

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Basis of Financial Statement Presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            (CONTINUED)

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans are foreclosed real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents. For the purpose of reporting cash flows, the Company defines cash and cash equivalents as cash on hand, cash items, amounts due from banks, amounts held with the Federal Reserve, interest-bearing deposits with the Federal Home Loan Bank, and investments in certificates of deposits with original maturities of three months or less.

Securities. The Company's investments in securities are classified in two categories and accounted for as follows:

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

Unrealized holding gains and losses, net of tax, on securities available-for-sale are reported as a net amount in a separate component of equity until realized. Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method.

Loans. Loans are stated at unpaid principal net of loan participations sold, the allowance for loan losses and net deferred loan fees. Interest on loans is accrued based on the principal amounts outstanding. Unearned interest on home improvement loans is amortized into income by the interest method. The Company discontinues accruing interest on loans when the loans become ninety days past due and when management believes that the borrower's financial condition is such that collection of interest is doubtful.

Because some loans may not be repaid in full, an allowance for loan losses is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the valuation allowance is maintained at levels considered adequate to cover

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            (CONTINUED)

losses based on delinquencies, property appraisals, past loss experience, general economic conditions, information about specific borrower situations including their financial position, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, including impaired loans discussed below, the whole allowance is available for any charge-offs that occur. Additionally, regulatory agencies, as part of their examination process, periodically review the allowance and may require additions to the allowance based on their judgments of information available during their examinations.

Loans considered to be impaired are reduced to the lower of present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a provision for loan losses.

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

Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful lives of the assets which range from three to seven years for equipment and fifteen to forty years for leasehold improvements and buildings. Maintenance and repairs that do not extend the useful lives of premises and equipment are charged to expense as incurred.

Real Estate Owned. Real estate properties acquired through, or in lieu of, loan foreclosures are initially recorded at the lower of cost or fair value, less estimated selling expenses, at the date of foreclosure. Costs relating to improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            (CONTINUED)

Income Taxes. The Company records income tax expense based on the amount of taxes due on its tax return, plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, using enacted tax rates.

Loan Origination Fees and Costs. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the contractual life of the related loan.

Comprehensive Income. Comprehensive income consists of net income and unrealized gains and losses on securities available for sale.

Reclassifications. Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

Investment in Federal Home Loan Bank Stock. The Association, as a member of the Federal Home Loan Bank System, is required to maintain an investment in its capital stock of the Federal Home Loan Bank (FHLB) in an amount equal to the greater of 1% of its outstanding mortgage related assets or 5% of advances from the FHLB. No ready market exists for the Federal Home Loan Bank Stock, and it has no quoted market value.

Segment Reporting. The Company is required to report information about operating segments in and related disclosures about products and services, geographic areas and major customers. The Company only has one operating segment.

Recent Accounting Developments. In October of 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 147, Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. FASB Statement No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method, to provide interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of the Statement. In addition, this Statement amends FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor - and borrower -

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            (CONTINUED)

relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. The adoption of this statement did not impact the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No.
123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of this statement did not impact the Company's financial position or results of operations.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Under SFAS No. 123, Accounting for Stock-Based Compensation, the compensation cost will be determined based on the fair value at the grant date for awards under the plan. Compensation cost reported as of June 30, 2003 and 2002 under SFAS No. 123 was zero. Had compensation cost for the stock option plans been determined based on the fair value method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

                                                          2003          2002

    Net income (as reported)                          $   656,285       554,295
      Net income (pro-forma)                              643,402       539,204

    Basic earnings per share (as reported)                    .52           .44
      Basic earnings per share (pro-forma)                    .51           .43

    Diluted earnings per share (as reported)                  .51           .44
      Diluted earnings per share (pro-forma)                  .50           .43

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            (CONTINUED)

The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

                                                        2003            2002

    Expected dividend yield                              .98%             .90%
    Expected stock price volatility                       19%              17%
    Risk free rate of return                            3.42%            4.84%
    Expected life of options                           10 years       10 years

In April 2003, the FASB issued SFAS No, 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The adoption of this statement will not impact the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measurers certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. While the Board still plans to revise that definition through an amendment to Concepts Statement 6, the Board decided to defer issuing that amendment until it has concluded its deliberations on the next phase of this project. That next phase will deal with certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. This Statement concludes the first phase of the Board's redeliberations of the Exposure Draft, Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both. The adoption of this statement did not impact the Company's financial position or results of operations.

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 2.     SECURITIES

The amortized cost and fair values of investment securities are as follows:

Available-for-sale

                                                       Gross            Gross
                                     Amortized       Unrealized       Unrealized         Fair
                                        Cost           Gains            Losses           Value

    June 30, 2003
    U.S. Treasury securities        $ 4,987,146         280,667               --        5,267,813
    Mortgage-backed securities
        FHLMC                           337,086              --           (1,687)         335,399
        GNMA                            914,194           9,940               --          924,134
        FNMA                            493,267          21,916               --          515,183
        FHLB Note                     5,305,615         121,048               --        5,426,663
    Mutual funds                     15,367,313               3               --       15,367,316
                                    -----------     -----------      -----------      -----------

                                    $27,404,621         433,574           (1,687)      27,836,508
                                    ===========     ===========      ===========      ===========

    June 30, 2002
    U.S. Treasury securities        $ 1,984,950          42,550               --        2,027,500
    Mortgage-backed securities
        FHLMC                           487,895              --           (6,679)         481,216
        GNMA                          1,592,691              --          (11,038)       1,581,653
        FNMA                            784,092           9,612               --          793,704
    Mutual funds                      5,046,618          10,086               --        5,056,704
                                    -----------     -----------      -----------      -----------

                                    $ 9,896,246          62,248          (17,717)       9,940,777
                                    ===========     ===========      ===========      ===========

Held-to-maturity

    June 30, 2003
    Securities issued by
        states and political
        subdivisions                $   225,000             450               --          225,450
    Certificates of deposit           4,883,000          25,000               --        4,908,000
                                    -----------     -----------      -----------      -----------

                                    $ 5,108,000          25,450               --        5,133,450
                                    ===========     ===========      ===========      ===========

    June 30, 2002
    Securities held-to-maturity
        Securities issued by
           states and political
           subdivisions             $   725,010           5,303               --          730,313
                                    ===========     ===========      ===========      ===========

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 2.     SECURITIES (CONTINUED)

Securities, carried at approximately $2,180,000 and $2,570,000 at June 30, 2003 and 2002, respectively, are pledged to secure public deposits. At June 30, 2003, the public depositors were Otero County and the Otero District Court Clerk. At June 30, 2002, the public depositors were Otero County and the City of Alamogordo.

No securities were sold during the year ended June 30, 2003 and 2002.

Amortized cost and fair value of securities by contractual maturity for June 30, 2003, are shown below. Expected maturities may differ from contractual maturities because borrowers may call or prepay obligations.

                                                 Amortized            Fair
                                                    Cost             Value

    Due in one year or less                    $   3,108,000         3,108,450
    Due in one to five years                       6,987,146         7,292,813
    Due after five years to ten years              5,305,615         5,426,663
    Mortgage-backed securities                     1,744,547         1,774,716
    Mutual funds                                  15,367,313        15,367,316
                                               -------------     -------------

                                               $  32,512,621        32,969,958
                                               =============     =============

NOTE 3.     LOANS AND THE ALLOWANCE FOR LOAN LOSSES

Loans reflected in the consolidated balance sheets consist of the following as of June 30:

                                                    2003              2002
    Mortgage loans
        One-to-four family                     $  79,455,992       100,709,872
        Multi-family and nonresidential           14,039,759         8,534,667
        Construction                               2,664,429         2,583,629
        Land                                          93,274           129,558
                                               -------------     -------------
           Total first mortgage loans             96,253,454       111,957,726
                                               -------------     -------------

    Consumer and other loans
        Second mortgage                            1,304,810         1,584,689
        Consumer                                   1,745,852         1,260,606
        Commercial                                 1,923,964         2,223,358
        Deposit account                            1,144,586         1,066,606
                                               -------------     -------------
           Total consumer and other loans          6,119,212         6,135,259
                                               -------------     -------------

    Gross loans                                  102,372,666       118,092,985
           Deferred loan fees and discounts         (430,475)         (600,622)
           Loans in process                         (806,941)         (410,495)
           Allowance for loan loss                  (540,256)         (539,151)
                                               -------------     -------------
           Net loans                           $ 100,594,994       116,542,717
                                               =============     =============

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 3.     LOANS AND THE ALLOWANCE FOR LOAN LOSSES
            (CONTINUED)

An analysis of the allowance for loan losses follows:

                                                   2003          2002

    Balance at beginning of year                $ 539,151       409,128
        Provision for loan losses                 390,392       130,000
        Loans charged off, net of recoveries     (389,287)           23
                                                ---------     ---------
    Balance at end of year                      $ 540,256       539,151
                                                =========     =========

Included in net loans were loans on non-accrual status. Such loans approximated $616,000 and $2,175,000 at June 30, 2003 and 2002, respectively. For the years ended June 30, 2003 and 2002, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $57,600 and $49,900, respectively. No amounts were included in interest income on such loans for the years ended June 30, 2003 and 2002, respectively.

The total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $1,627,000 and $1,814,000 at June 30, 2003 and 2002, respectively. The allowance for loan losses related to impaired loans amounted to approximately $180,000 and $350,000 at June 30, 2003 and 2002, respectively. Interest income on impaired loans of $81,868 and $147,724 were recognized for cash payments received in 2003 and 2002, respectively.

Loans sold during the year ended June 30, 2003 were $5,095,000. There were no loans sold during the year ended June 30, 2002.

At June 30, 2003, fixed and variable rate loans were $95,299,898 and $7,072,768, respectively. At June 30, 2002, fixed and variable rate loans were $112,166,026 and $5,926,960, respectively.


NOTE 4.     PREMISES AND EQUIPMENT

Premises and equipment reflected in the consolidated balance sheets consist of the following as of June 30:

                                  Useful Life        2003            2002

    Land                                         $   895,330         895,330
    Buildings                        40 years      7,467,903       7,467,903
    Leasehold improvements         5-15 years        214,178         214,178
    Furniture and equipment         3-7 years      1,369,408       1,232,340
                                                 -----------     -----------
                                                   9,946,819       9,809,751
    Accumulated depreciation                      (2,335,847)     (1,967,707)
                                                 -----------     -----------

           Balance at end of year                $ 7,610,972       7,842,044
                                                 ===========     ===========

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 5.     DEPOSITS

The composition of deposits is as follows:

                                                  2003            2002

    Demand deposits, noninterest bearing      $  2,514,762       2,326,548
    NOW and money market accounts               14,381,831      12,601,236
    Savings deposits                             6,097,670       5,744,599
    Time certificates, $100,000 or more         26,954,000      34,410,000
    Other time certificates                     68,874,649      75,906,798
                                              ------------    ------------

           Total                              $118,822,912     130,989,181
                                              ============    ============

At June 30, 2003, the scheduled maturities of time deposits were as follows:

               2004                                           $ 43,489,347
               2005                                             29,894,518
               2006                                             19,461,194
               2007                                              2,463,955
               2008                                                519,635
                                                              ------------
                                                              $ 95,828,649
                                                              ============

Interest expense on deposits is summarized
as of June 30:
                                                  2003            2002

    Transaction and saving deposits           $    106,448         238,135
    Certificate accounts                         4,520,312       5,654,868
                                              ------------    ------------
                                              $  4,626,760       5,893,003
                                              ============    ============

Deposits accounts exceeding $100,000 totaled $26,954,000 and $34,410,000 at June 30, 2003 and 2002, respectively. Deposits greater than $100,000 per account may not be federally insured. The Company held deposits of approximately $2,391,000 and $2,296,000 for related parties at June 30, 2003 and 2002, respectively. The related parties consist of officers and directors of the Company and are made on the same terms and conditions as other non-related parties.

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 6.     ADVANCES FROM FEDERAL HOME LOAN BANK

The Association has the ability to borrow funds from the Federal Home Loan Bank of Dallas (FHLB) up to 50% of total assets. Advances are secured by a blanket-floating lien on qualifying 1-4 family first mortgage loans and commercial loans. At June 30, 2003, the Bank had $8,907,392 in outstanding advances with the FHLB. There were no advances at June 30, 2002. The advances bear interest at fixed rates, which range from 2.84% to 2.99%, and mature as follows:

Maturities for the fiscal years ending June 30:

        2004                                              $     1,917,038
        2005                                                    1,974,037
        2006                                                    2,032,730
        2007                                                    2,093,169
        2008                                                      890,418
                                                          ---------------
                                                          $     8,907,392
                                                          ===============


NOTE 7.     EMPLOYEE RETIREMENT BENEFIT PLAN

The Company has established a profit-sharing 401(k) type salary reduction plan for all employees that meet the necessary eligibility requirements for participation in the plan. Participants fully vest after six years of service. Annual contributions are at the discretion of the Board of Directors of the Company. The Company made contributions to the plan of $13,178 and $13,964 for the periods ended June 30, 2003 and 2002, respectively.

The Company also participates in a multi-employer defined benefit pension plan. The pension plan is available to all employees completing one year of service. Segregated statements of plan assets or separate actuarial valuations are not available. Total pension expense was $3,992 and $5,912 for the periods ended June 30, 2003 and 2002, respectively.


NOTE 8.     CONTINGENT LIABILITIES AND COMMITMENTS

In the normal course of business, various commitments are outstanding, such as commitments to extend credit. These financial instruments with off-balance sheet risk are not reflected in the consolidated financial statements. Management does not anticipate any significant losses as a result of these transactions. The following summarizes these financial instruments as of June 30:

                                                    2003              2002

    Commitments to extend credit              $     3,848,000           825,000
    Unused lines-of-credit                          1,389,000         1,046,000

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 8.     CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

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

As of June 30, 2003, variable rate and fixed rate commitments to make loans amounted to approximately $0 and $3,848,000, respectively. The interest rates on variable and fixed rate commitments ranged from 5.00% to 6.00%. As of June 30, 2002, variable rate and fixed rate commitments to make loans amounted to approximately $189,000 and $636,000, respectively. The interest rates on fixed rate commitments ranged from 4.75% to 7.5%.

The Company is required by regulatory authorities to maintain certain daily cash balances. The Company's reserve requirements were met through vault cash at June 30, 2003 and 2002.


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

The provision for income taxes consists of the following:

                                                    2003           2002

    Current
        Federal                                 $   334,089        359,173
        State                                        36,518         28,936
                                                -----------    -----------
                                                    370,607        388,109
                                                -----------    -----------
    Deferred
        Federal                                       6,960        (82,082)
        State                                         1,228        (14,505)
                                                -----------    -----------
                                                      8,188        (96,587)
                                                -----------    -----------
                                                $   378,795        291,522
                                                ===========    ===========
    Effective tax rate                                 36.6%          34.5%
                                                ===========    ===========

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 9.     INCOME TAXES (CONTINUED)

The income tax differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as of June 30, is as follows:

                                                                  2003             2002

    Expense at statutory rate                                 $    351,928          287,578
    State income taxes, net of federal tax benefit                  32,087           16,877
    Nontaxable municipal interest income                            (4,463)          (8,502)
    Other, net                                                        (757)          (4,431)
                                                              ------------     ------------
                                                              $    378,795          291,522
                                                              ============     ============

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of June 30, are as follows:

                                                                  2003             2002

    Deferred tax assets
        Bad debt reserve                                      $    302,763          302,322
        Reorganization expenses                                      8,128            8,128
        Non-accrual loan interest                                   23,025           19,947
                                                              ------------     ------------
               Total deferred tax assets                           333,916          330,397
                                                              ------------     ------------

    Deferred tax liabilities
        Unrealized gain on available-for-sale securities           172,755           17,813
        FHLB stock dividends                                       365,039          348,078
        Loan origination costs                                      51,686           55,132
        Book/tax depreciation                                       42,450           44,256
                                                              ------------     ------------
               Total deferred tax liabilities                      631,930          465,279
                                                              ------------     ------------

               Net deferred tax liabilities                   $   (298,014)        (134,882)
                                                              ============     ============

Equity of the Association at June 30, 2003 and 2002 includes approximately $2,700,000 of bad debt deductions for tax years prior to 1987 for which no deferred federal income tax liability has been recorded.

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



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

The Company maintains certain cash balances with other institutions. The balances on deposit with other banks are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's uninsured cash balances at June 30, 2003 totaled $4,688,000. There were no uninsured cash balances at June 30, 2002.


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

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2003 and 2002, that the Association meets all capital adequacy requirements to which it is subject.

As of June 30, 2003, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Association as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Association's category.

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 11.    REGULATORY CAPITAL (CONTINUED)

The following is a reconciliation of the Association's equity under accounting principles generally accepted in the United States of America (GAAP) to regulatory capital as of June 30:

                                                            2003             2002

    GAAP equity                                         $ 26,836,943       25,769,954
    Investment in subsidiary                                (284,551)        (290,235)
    Unrealized gain on securities available-for-sale        (259,133)         (26,719)
                                                        ------------     ------------
        Tier I (Core) capital                             26,293,259       25,453,000
    Equity investments and other assets required to
        be deducted                                               --          (40,034)
    General allowance for loan losses                        360,332          539,151
                                                        ------------     ------------
           Total risk-based capital                     $ 26,653,591       25,952,117
                                                        ============     ============

The Association's OTS capital ratios are (dollars in thousands):

                                                                                                Requirements
                                                                                                 to be well
                                                                      Requirements               Capitalized
                                                                          to be                 Under Prompt
                                                                       Adequately             Corrective Action
                                            Actual                     Capitalized               Provisions
                                   -------------------------   -------------------------  -------------------------
                                       Amount     Percentage      Amount     Percentage     Amount      Percentage
June 30, 2003
   Tier 1 capital (to adjusted
     total assets)                  $    26,293     16.8%      $     4,686     3.0%       $    7,811      5.0%
   Tier 1 capital (to risk
     weighted assets)                    26,293     35.7             2,946     4.0             4,418      6.0
   Total risk-based capital
     (to risk weighted assets)           26,653     36.2             5,891     8.0             7,364     10.0
   Tangible capital (to adjusted
     total assets)                       26,293     16.8               N/A     N/A             2,343      1.5

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 11.    REGULATORY CAPITAL (CONTINUED)

                                                                                                Requirements
                                                                                                 to be well
                                                                      Requirements               Capitalized
                                                                          to be                 Under Prompt
                                                                       Adequately             Corrective Action
                                            Actual                     Capitalized               Provisions
                                   -------------------------   -------------------------  -------------------------
                                       Amount     Percentage      Amount     Percentage     Amount      Percentage
June 30, 2002
   Tier 1 capital (to adjusted
     total assets)                  $    25,453     16.0%      $     4,778     3.0%       $    7,963      5.0%
   Tier 1 capital (to risk
     weighted assets)                    25,453     31.0%            3,285     4.0%            4,927      6.0%
   Total risk-based capital
     (to risk weighted assets)           25,952     31.6%            6,570     8.0%            8,212     10.0%
   Tangible capital (to adjusted
     total assets)                       25,453     16.0%              N/A     N/A             2,389      1.5%


NOTE 12.    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL
            INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (FAS 107) requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Cash and Cash Equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

Securities. The fair value of securities is estimated based on market values received from a securities broker.

Loans. The fair value of one-to-four-family, fixed, and adjustable-rate mortgages is calculated by using the option-based pricing approach that makes use of the Monte Carlo simulation. The Monte Carlo model uses an interest rate simulation program to generate numerous random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows along each path. The fair value of other loans in the portfolio is calculated by using the static discounted cash flow approach. Under the static discounted cash flow approach, the economic value of a financial instrument is estimated by calculating the present value of the instrument's expected cash flows. The present value is determined by discounting the cash flows the instrument is expected to generate by the yield currently available to investors from an instrument of comparable risk and duration.

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 12.    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL
            INSTRUMENTS (CONTINUED)

Deposits. The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, money market demand and savings accounts, is equal to the amount payable on demand. The fair value of certificate accounts is based on the static discounted cash flow approach. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank (FHLB). The fair value of the advance from the FHLB is based on the static discounted cash flow approach. Monthly cash flows are discounted by the LIBOR appropriate to each month.

Off-Balance Sheet Financial Instruments. The fair value of financial instruments with off-balance sheet risk is based on the credit quality and relationship, probability of funding and other requirements. Fair values of off-balance sheet financial instruments are not material to the consolidated financial statements.

Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 12.    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL
            INSTRUMENTS (CONTINUED)

The estimated fair values of the Company's financial instruments are as follows:

                                                June 30, 2003                       June 30, 2002
                                    -----------------------------------  ---------------------------------
                                                           Estimated                          Estimated
                                         Carrying            Fair             Carrying          Fair
                                           Value             Value              Value           Value

    Financial Assets
        Cash and due
           from banks                  $  3,059,413         3,059,413         2,955,943         2,955,943
        Interest-bearing deposits
           with banks                     9,736,728         9,736,728        18,967,850        18,967,850
        Securities                       32,944,508        32,969,958        10,665,787        10,671,090
        Loans                           100,594,994       106,303,851       116,542,717       120,540,318
        Accrued interest                    545,307           545,307           629,605           629,605

    Financial Liabilities
        Deposits                        118,822,912       122,659,171       130,989,181       133,963,832
        Escrows                             796,210           794,657           968,036           966,752
        Accrued interest                     46,807            46,807            41,147            41,147
        Advances from FHLB                8,907,392         9,125,987                --                --

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 13.    NET INCOME AND DIVIDENDS PER SHARE

Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following reconciles amounts reported in the financial statements:

                                                                     Year Ended June 30, 2003
                                                   -------------------------------------------------------
                                                                             Weighted
                                                                              Average
                                                          Income              Shares          Per-Share
                                                        (Numerator)        (Denominator)       Amount

    Basic Net Income Per Share
        Income available to common
           stockholders                            $       656,285           1,266,503    $            .52
                                                                                          ================

    Effect of Dilutive Securities
        Stock options and stock awards                          --              17,972
                                                   ---------------     ---------------

    Diluted Net Income Per Share
        Income available to common
           stockholders                            $       656,285           1,284,475    $            .51
                                                   ===============     ===============    ================

                                                                     Year Ended June 30, 2002
                                                   -------------------------------------------------------
                                                                             Weighted
                                                                              Average
                                                          Income              Shares          Per-Share
                                                        (Numerator)        (Denominator)       Amount

    Basic Net Income Per Share
        Income available to common
           stockholders                            $       554,295           1,248,994    $            .44
                                                                                          ================

    Effect of Dilutive Securities
        Stock options and stock awards                          --              15,147
                                                   ---------------     ---------------

    Diluted Net Income Per Share
        Income available to common
           stockholders                            $       554,295           1,264,091    $            .44
                                                   ===============     ===============    ================

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 13.    NET INCOME AND DIVIDENDS PER SHARE (CONTINUED)

Minority shareholders were paid cash dividends per share of $.68 on their 373,772 shares of common stock outstanding at June 30, 2003 and $.64 on their 360,793 shares of common stock outstanding at June 30, 2003. Cash dividends of $.13 were paid on the 918,000 shares held by AF Mutual Holding Company at June 30, 2003 and 2002. AF Mutual Holding Company waived receiving the balance of its dividends.


NOTE 14.    STOCK-BASED COMPENSATION PLANS

The Company adopted an employee stock ownership plan (ESOP) effective January 1, 2000 for all employees meeting certain age and service requirements. Participants begin vesting after three years of employment and fully vest after seven years of service. The plan acquired 28,560 shares of the Company's common stock at $10 per share during the Company's initial public offering. The Association borrowed $285,600 from the Company which is payable at $28,560 per year with interest at 8% through June 30, 2009. Per statement of position 93-6 Employer's Accounting for Stock Ownership Plans, the unpaid balance of the ESOP loan has not been reported in the consolidated statements of financial position. The ESOP shares are held in trust and released to the Plan pro rata as principal payments are made. On June 30, 2003 and 2002, the trust allocated 2,856 shares of stock to participant accounts.

The Company's unallocated shares are accounted for as a reduction of stockholders' equity and amounted to $171,360, and $199,920, at June 30, 2003 and 2002, respectively.

The following information relates to the ESOP for the years ended June 30, 2003 and 2002:

                                                      2003           2002

    Shares committed to be released                       2,856          2,856
    Average fair value of shares committed
        to be released                            $      26.097         23.253
    Compensation expense                                 74,529         66,411

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 14.    STOCK-BASED COMPENSATION PLANS (CONTINUED)

Shares held by the ESOP at June 30 are as follows:

                                                  2003              2002

    Allocated shares                                11,424             8,568
    Unallocated shares                              17,136            19,992
                                             -------------     -------------

           Total ESOP shares                        28,560            28,560
                                             =============     =============

The Company adopted a Stock Option Plan effective June 25, 2001. Under the terms of the plan, the Company authorized for the awarding of 35,700 shares of the Company's common stock to directors and key employees at an exercise price of $18.50 per share. The directors are 100% vested in the options becoming exercisable as of June 25, 2001. The options become exercisable for the key employees at a vesting rate of 20% per year over five years beginning July 1, 2002 and have an exercise date of ten years from the date of grant. The exercise price equaled the market price on the date the options were granted. The weighted average remaining life of common stock options at June 30, 2003 and 2002 is eight and nine years, respectively. A summary of common stock options under the Stock Option Plan follows:

                                                         Weighted
                                              Price       Average      Options
                                Options       Range        Price     Exercisable

    Balance, June 30, 2001         35,700   $   18.50    $   18.50        18,750
                                                                     ===========
        Granted                        --          --           --
        Forfeited                      --          --           --
        Exercised                      --          --           --
                              -----------

    Balance, June 30, 2002         35,700       18.50        18.50        18,750
                                                                     ===========
        Granted                        --          --           --
        Forfeited                      --          --           --
        Exercised                  (7,238)      18.50        18.50
                              -----------

    Balance, June 30, 2003         28,462   $   18.50    $   18.50        15,262
                              ===========                            ===========

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 14.    STOCK-BASED COMPENSATION PLANS (CONTINUED)

The Company adopted a Recognition and Retention Plan (RRP) effective June 25, 2001. In 2001, the Company contributed $320,365 allowing the RRP to acquire 17,317 shares of common stock of the Company, at $18.50 per share, awarded to directors and key employees. Stock awards for 7,586 shares to the directors vested 50% on November 1, 2001 and 50% on November 1, 2002. Stock awards for 9,731 shares to key employees vest at 20% per year over five years beginning July 1, 2002. The un-amortized cost of shares not yet earned (vested) is reported as a reduction of stockholders' equity. RRP compensation expense was $53,547 and $158,804 for the years ended June 30, 2003 and 2002, respectively.


NOTE 15.    PARENT COMPANY ONLY FINANCIAL INFORMATION

Balance Sheets - Parent Company Only
June 30, 2003 and 2002

                                                                      2003              2002

ASSETS

Cash in subsidiary bank                                           $    820,829         1,151,168
Investment in subsidiaries                                          27,084,306        26,030,559
Income taxes receivable                                                170,913           111,808
Other assets                                                             1,086                --
                                                                  ------------      ------------

                  Total assets                                    $ 28,077,134        27,293,535
                                                                  ============      ============

LIABILITIES AND EQUITY

Liabilities
    Accrued interest and other liabilities                        $         --             1,126
                                                                  ------------      ------------

Commitments and Contingencies

Equity
    Preferred stock                                                         --                --
    Common stock, $.10 par value, 20,000,000 shares
        authorized, $1,291,772 and $1,278,793
        issued and outstanding at 2003 and 2002, respectively          129,177           127,879
    Treasury stock, at cost, 441 shares                                (11,113)               --
    Additional paid in capital                                       3,405,990         3,177,140
    Unearned ESOP shares and stock awards                             (279,374)         (361,481)
    Retained earnings, substantially restricted                     24,832,454        24,348,871
                                                                  ------------      ------------

                  Total equity                                      28,077,134        27,292,409
                                                                  ------------      ------------

                  Total liabilities and equity                    $ 28,077,134        27,293,535
                                                                  ============      ============

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 15.    PARENT COMPANY ONLY FINANCIAL INFORMATION
            (CONTINUED)

Statements of Income - Parent Company Only
Years Ended June 30, 2003 and 2002

                                                      2003             2002

Operating Income
    Income on investment in subsidiaries          $    706,499          589,335
    Interest on other interest-earning assets           20,193           34,860
                                                  ------------     ------------

                  Total interest income                726,692          624,195
                                                  ------------     ------------

Operating Expense
    Insurance fees                                       4,188            1,500
    Outside services                                    90,790           83,054
    Dues and subscriptions                               1,270              425
    Stationary                                           1,385            1,574
    Other                                                   --               25
                                                  ------------     ------------

                  Total operating expense               97,633           86,578
                                                  ------------     ------------

                  Income before income taxes           629,059          537,617

Benefit for income taxes                                27,226           16,678
                                                  ------------     ------------

                  Net income                      $    656,285          554,295
                                                  ============     ============

ALAMOGORDO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003



NOTE 15.    PARENT COMPANY ONLY FINANCIAL INFORMATION
            (CONTINUED)

Statements of Cash Flows - Parent Company Only
Years Ended June 30, 2003 and 2002

                                                                    2003             2002

Cash Flows From Operating Activities
    Net income                                                  $   656,285          554,295

    Adjustments to reconcile net income to net cash
        used by operating activities
           Equity in undistributed income of subsidiaries        (1,053,747)      (1,111,567)
           Release of ESOP stock                                     74,529           66,411
           Unrealized gain on available-for-sale securities         232,414           36,411
           Amortization of stock awards                              53,547          158,804
           Changes in assets and liabilities
               Other assets                                          (1,086)             930
               Accrued interest and other liabilities                (1,129)           1,129
               Income taxes                                         (59,105)          39,703
                                                                -----------      -----------

                  Net cash used by operating activities             (98,292)        (253,884)
                                                                -----------      -----------

Cash Flows From Financing Activities
    Note receivable from subsidiary                                      --          228,480
    Repurchase of Company stock                                     (11,113)              --
    Cash dividends paid on common stock                            (354,836)        (340,624)
    Exercise of stock options                                       133,902               --
                                                                -----------      -----------

                  Net cash used by financing activities            (232,047)        (112,144)
                                                                -----------      -----------

Net decrease in cash and cash equivalents                          (330,339)        (366,028)

Cash and cash equivalents, beginning of year                      1,151,168        1,517,196
                                                                -----------      -----------

Cash and cash equivalents, end of year                          $   820,829        1,151,168
                                                                ===========      ===========

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


EXECUTIVE OFFICES

Alamogordo Federal Savings & Loan Association
2nd Floor
500 Tenth Street
Alamogordo, New Mexico 88310
(505) 437-9334


BANKING OFFICES

Main Office                                Branch Office
500 Tenth Street                           233 S. New York
Alamogordo, New Mexico 88310               Alamogordo, New Mexico 88310


                             STOCKHOLDER INFORMATION

Annual Meeting                                  Independent Auditors

The Annual Meeting of Stockholders will be      Neff + Ricci LLP
held at 11:00 a.m., on November 19, 2003, at    6100 Uptown Blvd. NE, Suite 400
Alamogordo Federal's office at 500 10th         Albuquerque, NM  87110
Street, Alamogordo, New Mexico.

Counsel                                         Transfer Agent

Overstreet & Associates, P.C.                   Computershare
1011 New York Avenue                            P.O. Box 1596
Alamogordo, New Mexico 88310                    Denver, Colorado 80201-1596

Special Securities Counsel                      Stock Listing

Luse Gorman Pomerenk & Schick, P.C.             Alamogordo Financial's Common
5335 Wisconsin Avenue, N.W.                     Stock trades over-the-counter
Washington, D.C.  20015                         on the OTC Bulletin Board under
                                                the symbol "ALMG."
Stockholder Relations
                                                Annual Report on Form 10-KSB
Norma J. Clute
Chief Financial Officer & Treasurer             A copy of Alamogordo Financial's
Alamogordo Financial Corporation                Form 10-KSB for the fiscal year
500 Tenth Street                                ended June 30, 2003, will be
Alamogordo, New Mexico 88310                    furnished to stockholders,
(505) 437-9334                                  without charge, upon written
                                                request to Alamogordo Financial
                                                Corporation, 500 10th Street,
                                                Alamogordo, New Mexico 88310,
                                                Attn: Norma J. Clute.