Form 10KSB, Exhibit 13
period 2004-06-30
ALAMOGORDO FINANCIAL CORP
filed 2004-10-13
CIK 1100542

Exhibit 13

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


                                                                          At June 30,
                                            -----------------------------------------------------------------------
                                                2004           2003           2002           2001           2000
                                            -----------    -----------    -----------    -----------    -----------
                                                                        (In Thousands)
Selected Financial Condition Data
Total assets............................    $   157,747    $   156,999    $   159,570    $   146,579    $   148,394
Loans receivable, net...................        108,964        100,595        116,543        122,995        116,782
Mortgage-backed securities:
 Held to maturity.......................             --             --             --            127            211

 Available for sale.....................            999          1,775          2,857          2,159          2,551
Securities:

 Held to maturity.......................          2,000          5,108            725          1,175          1,626
 Available for sale.....................         32,075         26,062          7,084          3,506         12,918
Deposits................................        116,238        118,823        130,989        118,257        116,298

Total borrowings........................         12,295          8,907             --             --          5,000
Equity..................................         27,976         28,077         27,292         26,817         25,814



                                                                      Year Ended June 30,
                                            -----------------------------------------------------------------------
                                                2004           2003           2002           2001           2000
                                            -----------    -----------    -----------    -----------    -----------
                                                             (In Thousands Except Per Share Data)
Selected Operating Data:
Total interest income.............          $     7,960    $     9,104    $     9,718    $    10,191    $    10,567
Total interest expense............                3,790          4,842          5,893          6,348          6,668
                                            -----------    -----------    -----------    -----------    -----------
 Net interest income....................          4,170          4,262          3,825          3,843          3,899
Provision (credit) for loan losses                  144            390            130             --            (50)
                                            -----------    -----------    -----------    -----------    -----------
 Net interest income after
provision for loan losses.........                4,026          3,872          3,695          3,843          3,949
                                            -----------    -----------    -----------    -----------    -----------

Other income......................                  481            519            433            426            384
Other expenses....................                3,440          3,356          3,282          3,058          3,076
                                            -----------    -----------    -----------    -----------    -----------
Income before income taxes........                1,067          1,035            846          1,211          1,257
                                            -----------    -----------    -----------    -----------    -----------
Provision for income taxes........                  391            379            292            435            428
                                            -----------    -----------    -----------    -----------    -----------
Net income........................          $       676    $       656    $       554    $       776    $       829
                                            ===========    ===========    ===========    ===========    ===========
Net income per share-basic........          $      0.53    $      0.52    $      0.44    $      0.62    $      0.67
                                            ===========    ===========    ===========    ===========    ===========
Net income per share-diluted......          $      0.52    $      0.51    $      0.44    $      0.62    $      0.67
                                            ===========    ===========    ===========    ===========    ===========
Dividends per share...............          $      0.72    $      0.68    $      0.64    $      0.41    $      0.11
                                            ===========    ===========    ===========    ===========    ===========


                                                                   At or for the Year Ended June 30,
                                                   ----------------------------------------------------------------
                                                     2004          2003          2002          2001          2000
                                                   --------      --------      --------      --------      --------

Key Operating Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to
   average total assets)....................           0.43%         0.41%         0.35%         0.53%          0.53%
Return on equity (ratio of net income to
   average equity)..........................           2.41          2.39          2.05          2.97           3.67
Average interest rate spread................           2.50          2.37          2.03          2.13           2.32
Interest rate spread at end of period.......           2.41          2.00          2.10          2.16           2.19
Net interest margin (1).....................           2.89          2.85          2.65          2.87           2.77
Ratio of operating expenses to average total
   assets...................................           2.21          2.08          2.10          2.10           1.98
Ratio of average interest-earning assets to
   average interest-bearing liabilities.....         114.82        114.90        115.29        115.65         109.41
Efficiency ratio (2)........................          74.99         70.19         77.08         71.63          71.82
Dividend payout ratio.......................         136.36        131.27        144.14         65.01          16.15(3)

Asset Quality Ratio:
Non-performing assets to total assets.......           0.90          0.74          1.69          0.74           0.52
Allowance for loan losses to non-performing
   loans....................................         167.01         87.66         22.34         43.02          58.68
Allowance for loan losses to gross loans
   receivable...............................           0.29          0.53          0.46          0.33           0.35

Capital Ratios:
Equity to total assets at end of period.....          17.73         17.88         17.10         18.30          17.40
Average equity to average assets............          17.76         17.03         17.31         17.93          14.53

Other Data:
Number of full-service offices..............              2             2             2             2              2

-----------------------

(1)      Net interest income divided by average interest-earning assets.
(2) The efficiency ratio represents the ratio of operating expenses divided by the sum of net interest income and non-interest income less gain on sales of investments.
(3)      Reflects only one quarterly dividend declared.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Overview of Financial Condition and Results of Operations

     Alamogordo Federal Savings and Loan Association is a full-service, community-oriented savings association whose primary lending activity is the origination of loans secured by real estate, and, specifically, one- to four-family residential real estate. As of June 30, 2004, $107.8 million, or 95.3%, of our total loan portfolio consisted of loans secured by real estate. As of that date, $87.5 million, or 77.4% of our total loan portfolio consisted of one- to four-family residential real estate loans.

     Our results of operations depend primarily on our net interest income, which is the difference between the interest income we receive on our interest-earning assets, such as loans and securities, and the interest expense we pay on our deposits and borrowings. Results of operations are also affected by other income and general, administrative and other expense, the provision for losses on loans and income tax expense. Other income consists primarily of banking fees and service charges and gains (losses) on sales of loans, real estate, and securities available for sale. Our general, administrative and other expense consists primarily of salaries and employee benefits, occupancy and office expenses, advertising and promotion expense and data processing expenses.

     Net income increased $20,000, or 3.0%, to $676,000 for the year ended June 30, 2004, from $656,000 for the year ended June 30, 2003. An increase in net interest income was partially offset by a decrease in the provision for loan losses, partially offset by a decrease in total other income, an increase in total other expense and an increase in the provision for income taxes.

     As the holding company of a federally chartered savings and loan association, our results of operations are significantly affected by general economic and competitive conditions, and particularly change in market interest rates, government policies and actions of regulatory authorities. Numerous factors that are beyond our control can cause market interest rates to increase or decline. In addition, we are unable to predict future changes in government policies and actions of regulatory authorities that could have a material impact on our financial performance. As a result, we believe that changes in market interest rates, government policies and actions of regulatory authorities represent the primary uncertainties in predicting our future performance.

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

     Although we originate a significant amount of 30-year fixed rate loans, we believe that the interest rate risk generally associated with these loans is mitigated by the transient nature of the persons employed in our market area. Because our local economy is heavily dependent on two U.S. Government military installations located in Otero County, many of our borrowers are employed by the federal government in positions that require frequent relocation. When these borrowers relocate, they often sell the homes securing the loan, and prepay the mortgage loan. As a result, we believe our one- to four-family residential real estate loans, particularly those to borrowers employed by the United States Government, remain outstanding for a shorter period of time than the national average for 30-year fixed-rate one- to four-family residential real estate loans. In addition, from time to time we have and may continue to purchase adjustable-rate mortgage loans, and adjustable-rate and shorter-term securities. We do not engage in trading activities or use derivative instruments to control interest rate risk.

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

     The following table presents Alamogordo Federal's NPV at June 30, 2004, as calculated by the Office of Thrift Supervision (the "OTS"), which is based upon quarterly information that Alamogordo Federal provided to the OTS.


          Percentage Change in Net Portfolio Value
-----------------------------------------------------------
  Changes in
    Market         Projected                     Amount of
Interest Rates      Change(1)   Estimated NPV     Change
----------------   ----------   -------------   -----------
 (basis points)             (Dollars in Thousands)
    300               (28)%          22,560        (8,863)
    200               (19)%          25,573        (5,850)
    100                (9)%          28,598        (2,826)
     --                --            31,423            --
   (100)                7%           33,604         2,181

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


                                                                  Years Ended June 30,
                                    -------------------------------------------------------------------------------
                                                      2004                                    2003
                                    --------------------------------------   -------------------------------------
                                      Average                    Average      Average                   Average
                                      Balance      Interest    Yield/Cost     Balance      Interest    Yield/Cost
                                    -----------   ----------   -----------   ----------   ----------   -----------
                                                                 (Dollars in Thousands)
Interest-earning assets:
  Loans receivable (1)............  $    99,445   $    6,762          6.80%   $ 108,935   $    8,136          7.47%
  Mortgage-backed securities (2)..        1,337           47          3.52%       2,336           94          4.02%
  Securities (2)..................       39,011        1,089          2.79%      21,294          598          2.81%
  Other interest-earning assets (3)       4,519           62          1.37%      16,764          276          1.65%
                                    -----------   ----------                 ----------   ----------
    Total interest-earning assets.      144,312        7,960          5.52%     149,329        9,104          6.10%
                                                  ----------                              ----------
Non-interest-earning assets.......       13,541                                  11,726
                                    -----------                              ----------
      Total assets................  $   157,853                              $  161,055
                                    ===========                              ==========

Interest-bearing liabilities:
  Transaction and savings deposits  $    21,601           41          0.19%  $   19,891          107          0.54%
  Certificate accounts............       92,733        3,422          3.69%     102,763        4,520          4.40%
  Borrowings......................       11,352          327          2.88%       7,306          215          2.94%
                                    -----------   ----------                 ----------   ----------
    Total interest-bearing
      liabilities.................      125,686        3,790          3.02%     129,960        4,842          3.73%
                                                  ----------                              ----------
Non-interest bearing liabilities..        4,129                                   3,667
                                    -----------                              ----------
      Total liabilities...........      129,815                                 133,627
    Equity........................       28,038                                  27,428
                                    -----------                              ----------
      Total liabilities and equity  $   157,853                              $  161,055
                                    ===========                              ==========
Net interest income ..............                $    4,170                              $    4,262
                                                  ==========                              ==========
Net interest rate spread (4)......                                    2.50%                                   2.37%
                                                               ===========                             ===========
Net interest-earning assets.......  $    18,626                              $   19,369
                                    ===========                              ==========
Net yield on average interest-
  earning assets (5)..............                      2.89%                                   2.85%
                                                  ==========                              ==========

Average interest-earning assets to
  average interest-bearing
  liabilities.....................       114.82%                                 114.90%
                                    ===========                              ==========
----------------------------------------

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


                                                 2004 vs. 2003                                  2003 vs. 2002
                                  --------------------------------------------------------------------------------------
                                        Increase/(Decrease)                         Increase/(Decrease)
                                             Due to                                      Due to
                                  -------------------------------     Total   -------------------------------     Total
                                                          Rate/     Increase                                     Rate/
                                   Volume      Rate      Volume    (Decrease)  Volume       Rate      Volume
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                        (In Thousands)
Interest-earning assets:
  Loans receivable...........     $    (235)  $   (379) $    (760) $  (1,374) $     302  $    (299) $    (905) $    (902)
  Mortgage-backed securities.            (2)        (7)       (38)       (47)         4        (12)       (39)       (47)

  Investment securities......           (29)       233        287        491         (1)       388        104        491
  Other interest-earning assets          (3)       (21)      (190)      (214)        22       (183)         5       (156)
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total interest-earning
      assets.................          (269)      (174)      (701)    (1,144)       327       (106)      (835)      (614)
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Interest-bearing liabilities:
  Transactions and savings
    deposits.................            (4)       (75)        13        (66)        10       (149)         8       (131)
  Certificate accounts.......          (102)       850     (1,846)    (1,098)       192       (952)      (375)    (1,135)
  Borrowings.................           (11)        42         81        112         --        215         --        215
                                  ---------  ---------  ---------  ---------  ---------   --------  ---------  ---------
Total interest-bearing
  liabilities..................        (117)       817     (1,752)    (1,052)       202       (886)      (367)    (1,051)
                                  ---------  ---------  ---------  ---------  ---------   --------  ---------  ---------

Net interest income..........     $    (152) $    (991) $   1,051  $     (92) $     125   $   (780) $    (468) $     437
                                  =========  =========  =========  =========  =========   ========  =========  =========


Financial Condition

     Alamogordo Financial's total assets increased by $748,000, or 0.5%, to $157.7 million at June 30, 2004, from $157.0 million at June 30, 2003. The increase resulted primarily from increases in securities, loans receivable, and real estate owned, partially offset by decreases in cash and due from banks, interest-bearing deposits with banks, and stock in the Federal Home Loan Bank of Dallas ("FHLB"). Securities, including mortgage-backed securities, increased by $2.2 million, or 6.7%, to $35.1 million from $32.9 million as a result of purchases, partially offset by sales, maturities, calls and repayments. Loans receivable increased by $8.4 million, or 8.3%, to $109.0 million from $100.6 million as a result of new loan originations and purchases exceeding principal repayments and loan payoffs. Real estate owned increased by $674,000, or 120.6%, to $1.2 million from $544,000 due to foreclosures. Cash and due from banks and interest-bearing deposits with banks decreased by $9.6 million, or 75.0%, to $3.2 million from $12.8 million primarily due to efforts to deploy excess cash into higher yielding investments. FHLB stock decreased by $779,000, or 48.7%, to $832,000 from $1.6 million due to a mandatory repurchase by the FHLB of members' excess stock.

     Total deposits decreased by $2.6 million, or 2.2%, to $116.2 million at June 30, 2004 from $118.8 million at June 30, 2003 as a result of maturities surpassing new account openings. Total borrowings increased $3.4 million, or 38.2%, to $12.3 million from $8.9 million as advances from the FHLB were obtained in order to match the funding of two commercial real estate loans and to partially fund the purchase of a residential real estate mortgage loan package, which were partially offset by principal repayments on these advances.

     Equity decreased by $101,000 to $28.0 million at June 30, 2004 from $28.1 million at June 30, 2003. The decrease resulted primarily from a $603,000 decrease in accumulated other comprehensive income related to unrealized losses on securities available for sale and dividends paid to stockholders of $368,000, partially offset by earnings over the period of $676,000 and the release of $102,000 in ESOP stock. As of June 30, 2004, Alamogordo Federal had $27.0 million of tangible capital or 17.1% of tangible assets, $27.0 million of core capital or 17.1% of total adjusted assets, and $27.4 million of risk-based capital or 33.5% of risk-weighted assets.

Comparison of Operating Results for the Years Ended June 30, 2004 and 2003

     General. Net income increased by $20,000, or 3.0%, to $676,000 for the fiscal year ended June 30, 2004, from $656,000 for the fiscal year ended June 30, 2003. The increase resulted from a decrease in the provision for loan losses, partially offset by a decrease in total other income, an increase in total other expense and an increase in the provision for income taxes.

     Total Interest Income. Total interest income decreased by $1.1 million, or 12.1%, to $8.0 million for the fiscal year ended June 30, 2004 from $9.1 million for the fiscal year ended June 30, 2003. The decrease resulted from decreases in interest and fees on loans receivable and interest on other interest-earning assets, and was partially offset by an increase in interest on securities. Interest and fees on loans receivable decreased by $1.3 million, or 16.0%, to $6.8 million from $8.1 million. The decrease resulted from a 67 basis point decrease in the average yield on the loan portfolio to 6.80% from 7.47% and a $9.5 million, or 8.7%, decrease in the average balance of loans receivable to $99.4 million from $108.9 million. Interest on securities (including mortgage-backed securities) increased by $444,000, or 64.2%, to $1.1 million from $692,000. This increase resulted from a $16.7 million, or 70.8%, increase in the average balance of securities and was partially offset by an 11 basis point decrease in the average yield from 2.93% to 2.82%. Interest on other interest-earning assets decreased by $214,000, or 77.5%, to $62,000 from $276,000. This decrease resulted from a $12.3 million decrease in the average balance of other interest-earning assets and a decrease in the average yield of 28 basis points. The decrease in the average yield on Alamogordo Financial's interest-earning assets was due to a general decrease in market rates of interest.

     Total Interest Expense. Interest expense on deposits decreased by $1.1 million or 23.9%, to $3.5 million for the fiscal year ended June 30, 2004 from $4.6 million for the fiscal year ended June 30, 2003. Interest expense on transaction and savings accounts decreased to $41,000 from $107,000, as the average cost decreased to 0.19% from 0.54%, and was partially offset by an increase in the average balance of transaction and savings accounts to $21.6 million from $19.9 million. Interest expense on certificate accounts decreased by $1.1 million as the average cost decreased to 3.69% from 4.40% and the average balance decreased to $92.7 million from $102.8 million. The decrease in the average cost of deposits is a result of a general decrease in market rates of interest. Interest expense on borrowings increased by $112,000 as the average balance of FHLB advances increased by $4.1 million to $11.4 million from $7.3 million, and was partially offset by a decrease in the average cost to 2.88% from 2.94%.

     Net Interest Income. Net interest income decreased by $92,000 or 2.2%, to $4.2 million for the fiscal year ended June 30, 2004 from $4.3 million for the fiscal year ended June 30, 2003. Net interest rate spread, the difference between the yield on average total interest-earning assets and the cost of average total interest-bearing liabilities, increased by 13 basis points to 2.50% from 2.37%, and net interest margin, or net interest income as a percentage of average interest-earning assets, increased by four basis points to 2.89% from 2.85%.

     Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that we believe is appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers loss experience, evaluations of real estate collateral, economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. Based on our evaluation of these factors, a provision of $144,000 was made for the year ended June 30, 2004, and a provision of $390,000 was made for the year ended June 30, 2003. The allowance for loan losses was $329,000, or 167.0% of total nonperforming loans at June 30, 2004, and $540,000, or 87.7% of total nonperforming loans at June 30, 2003. Management analyzes the allowance for loan losses on a quarterly basis and will recommend an additional expense if its review indicates the need for additional reserves.

     Other Income. Total other income decreased by $38,000, or 7.3%, to $481,000 from $519,000. Loss on sale of real estate owned totaled $41,000 for the year ended June 30, 2004 as compared to a loss of $10,000 for the previous fiscal year. Gain on sale of loans totaled $1,000 as compared to $62,000 for the previous fiscal year as $5.1 million of loans were sold in the secondary market during the previous fiscal year. Gain on sale of investments totaled $49,000 for the year ended June 30, 2004 as compared to no gain for the previous fiscal year as securities were sold during the current fiscal year.

     Other Expense. Total other expense increased by $84,000, or 2.5%, to $3.4 million for the fiscal year ended June 30, 2004. Increases in salaries and benefits, data processing, advertising, and other were partially offset by decreases in occupancy and insurance.

     Provision for Income Taxes. The provision for income taxes increased to $391,000, or 36.6% of net income before income taxes, from $379,000, or 36.6% of net income before income taxes. The increase in the provision resulted from an increase in income before income taxes.


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

     Alamogordo Federal is required by OTS regulations to maintain sufficient liquidity to ensure its safe and sound operation. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. At June 30, 2004, Alamogordo Federal's liquidity, as measured for regulatory purposes, was 27.9%.

     At June 30, 2004, Alamogordo Federal had loan commitments of $2.7 million and unused lines of credit of $1.8 million. Alamogordo Federal believes that it has adequate resources to fund loan commitments as they arise. If Alamogordo Federal requires funds beyond its internal funding capabilities, additional advances from the FHLB of Dallas are available. At June 30, 2004, approximately $53.0 million of time deposits were scheduled to mature within a year, and we expect that a portion of these time deposits will not be renewed upon maturity.

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


                        SELECTED QUARTERLY FINANCIAL DATA

     A summary of selected quarterly financial data for the years ended June 30, 2004 and 2003 is as follows:


                                          First             Second              Third             Fourth
                                         Quarter            Quarter            Quarter            Quarter
                                    -----------------  -----------------  -----------------  -----------------
                                                       (In Thousands Except Per Share Data)
Fiscal 2004
Interest income.................    $      2,053       $      2,004       $      1,953       $      1,950
Net interest income.............           1,040              1,022              1,032              1,076

Provision for losses............              36                 36                 36                 36
Income before provision for
  income taxes..................             338                247                273                209
Net income......................             214                159                173                130

Net income per common share:

  Basic.........................            0.17               0.13               0.13               0.10
  Diluted.......................            0.17               0.12               0.13               0.10


Fiscal 2003
Interest income.................    $      2,356       $      2,377       $      2,233       $      2,138
Net interest income.............           1,023              1,093              1,083              1,063
Provision for losses............             182                 22                 36                150
Income before provision for
  income taxes..................              72                355                378                230
Net income......................              56                223                239                138

Net income per common share:
  Basic.........................            0.04               0.18               0.19               0.11
  Diluted.......................            0.04               0.17               0.19               0.11


                        COMMON STOCK AND RELATED MATTERS

     Alamogordo Financial's common stock trades over-the-counter on the OTC Bulletin Board under the symbol "ALMG." As of September 10, 2004, Alamogordo

Financial had 149 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) and 1,308,911 shares outstanding, including 918,000 shares held by AF Mutual Holding Company.

     The following table sets forth market price and dividend information for the common stock for the last two fiscal years.


     Fiscal Year Ended                                                        Cash Dividends
       June 30, 2004                  High                   Low                 Declared
---------------------------  ---------------------  ---------------------  ---------------------
First quarter                $       30.00          $       28.03          $   0.17 per share
Second quarter               $       35.10          $       28.00          $   0.17 per share
Third quarter                $       45.00          $       31.00          $   0.19 per share
Fourth quarter               $       45.00          $       40.00          $   0.19 per share



     Fiscal Year Ended                                                        Cash Dividends
       June 30, 2003                  High                   Low                 Declared
---------------------------  ---------------------  ---------------------  ---------------------
First quarter                 $      29.75          $       24.25          $   0.17 per share
Second quarter                $      24.75          $       23.00          $   0.17 per share
Third quarter                 $      26.75          $       23.25          $   0.17 per share
Fourth quarter                $      30.00          $       27.00          $   0.17 per share

     Payment of dividends on Alamogordo Financial's common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Alamogordo Financial's results of operations and financial condition, tax considerations and general economic conditions. Alamogordo Financial may look to Alamogordo Federal as a source of funds with which to pay dividends. Alamogordo Federal is limited by the OTS in the amount of and the circumstances under which it may distribute capital to Alamogordo Financial. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue. Cash dividends of $0.13 per share were paid on the 918,000 shares held by AF Mutual Holding Company at June 30, 2004 and 2003. AF Mutual Holding Company waived receiving the balance of its dividends.